Filed Pursuant to Rule 424(b)(4)
Registration No. 333-108344

7,000,000 Shares

Quality Distribution, Inc.

Common Stock

We are selling 7,000,000 shares of our common stock.

The offering of our common stock is conditioned upon the completion of a concurrent private offering by our wholly owned subsidiary, Quality Distribution, LLC, of its unsecured notes and the entry by Quality Distribution, LLC into a new credit facility.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The Nasdaq Stock Market’s National Market under the symbol “QLTY” subject to official notice of issuance.

The underwriters have an option to purchase a maximum of 875,000 additional shares at the initial public offering price less the underwriting discount to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to QDI
Per Share	$17.00	$1.19	$15.81
Total	$119,000,000	$8,330,000	$110,670,000

Delivery of the shares will be made on or about November 13, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Bear, Stearns & Co. Inc.

Deutsche Bank Securities

JPMorgan

Legg Mason Wood Walker

Incorporated

The date of this prospectus is November 6, 2003

Description of Graphic Omitted: Map of the United States, northern Mexico and south eastern Canada depicting the locations where we maintain Terminal and/or Tank Wash facilities. In the lower left hand corner of the picture there is a legend listing the three options available at each location noted in the picture. The three possible services at each location are (i) locations that provide both Tank Wash and Terminal Services (indicated by a semi shaded square), (ii) locations providing only Terminal Services (indicated by a fully shaded square), and (iii) locations providing only Tank Wash Services (indicated by a fully shaded circle).

You should rely only on the information contained in this document. We have not authorized anyone to provide you with any other information. This document may only be used where it is legal to sell these securities.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, unless the context otherwise indicates, (i) the terms “our company,” “Quality Distribution,” “QDI,” “we,” “us” and “our” refer to Quality Distribution, Inc. and its consolidated subsidiaries and their predecessors and (ii) the term “Quality Distribution, LLC” refers to our wholly-owned subsidiary, Quality Distribution, LLC, a Delaware limited liability company, and its consolidated subsidiaries and their predecessors.

Market and industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including Modern Bulk Transporter’s 2002 Annual Gross Revenue Report. Some data are also based on our good faith estimates, which are derived from our review of management’s knowledge of the industry and independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and/or completeness.

Dealer Prospectus Delivery Obligation

Until December 1, 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Our Business

We operate the largest dedicated bulk tank truck network in North America based on bulk service revenues, and we believe we have twice the revenues of our closest competitor in our primary chemical bulk transport market. The bulk tank truck market in North America includes all items shipped by bulk tank truck carriers and consists primarily of the shipping of chemicals, gasoline and food-grade products. We transport a broad range of chemical products and provide our customers with value-added services, including intermodal, transportation management, transloading, tank cleaning, dry-bulk hauling, leasing and other logistics services. We extensively utilize third-party affiliate terminals and owner-operator drivers in our core bulk service network. Our non-asset based operations enable us to minimize our capital investments and increase the flexibility of our cost structure, while providing superior localized customer service. We are a core carrier for many of the Fortune 500 companies engaged in chemical processing, including Dow Chemical Company, Procter & Gamble Company, E.I. Dupont and PPG Industries, and we provide services to each of the top 100 chemical producers in the world with U.S. operations. We expect to grow as our customers continue to outsource more of their transportation management and logistics needs to full-service carriers. As a result of our leading market position, flexible business model and decentralized operating structure, we believe we are well positioned to benefit from current industry trends. Operating revenues and operating income were $516.5 million and $27.3 million, respectively, for the year ended December 31, 2002. For the nine months ended September 30, 2003, we generated operating revenues and operating income of $426.3 million and $30.2 million, respectively, representing growth rates of 9.2% and 23.2%, respectively, over the comparable period in 2002.

In 2000, we began assembling a new management team to guide the integration of our predecessor companies and position us for profitable future growth. Led by Thomas L. Finkbiner, our new management team undertook several major initiatives designed to enhance our operating flexibility, upgrade and standardize our business processes, improve our customer service and increase our profitability. Most of these initiatives, which are described below, were completed during 2002, and are now beginning to yield benefits as reflected in our operating results for the nine months ended September 30, 2003.

•	We significantly expanded the use of affiliate terminals and owner-operator drivers in our transformation to a more non-asset based business model.

•	We installed a new order entry, dispatch and billing system, a new decision support system and a new mobile satellite communication system.

•	We established new standard operating procedures for customer service and safety and implemented a new field operating structure.

•	We added several terminals and tank wash facilities in strategic locations to fill out our core bulk network.

•	We began offering additional complementary, value-added services that offer attractive growth potential, including intermodal services and third-party logistics.

•	We implemented a new yield management system and other profit improvement initiatives.

•	We sold a non-core petroleum and mining trucking business.

We believe that we will realize significant additional financial benefits from these and other strategic initiatives as the chemical industry recovers from its recent downturn.

Our Industry

We estimate, based on industry sources, that the for-hire North American bulk tank truck industry generated revenues of approximately $5.0 billion in 2002. We estimate that our primary chemical bulk transport market consists of a greater than $2.5 billion for-hire segment. We operate in the highly fragmented for-hire segment of the chemical bulk transport market where we have achieved a leading market share of approximately 20%. Our competition in the for-hire segment includes more than 200 smaller, primarily regional carriers. In addition to the for-hire segment, we also compete for the private fleet segment of the market, which we estimate is an approximately $2.4 billion market, by targeting private fleet operators who would benefit from outsourcing their transportation needs to us. Because we operate the largest dedicated bulk tank truck network in North America, we believe we are well-positioned to expand our business by converting private fleets.

Industry growth is generally dependent on volume growth in the industrial chemical industry and on the rate at which chemical companies outsource their transportation needs. According to Modern Bulk Transporter, total chemical shipments declined by 13% between 1999 and 2002, and according to Chemical Week and management estimates, industry growth is expected to be flat in 2003. As competitive pressures force chemical companies to reduce costs and focus on their core businesses, we believe that chemical companies will continue to consolidate their shipping relationships and seek to outsource a greater portion of their transportation and logistics needs. We believe that large, national full-service carriers, will benefit from this outsourcing trend and will be able to grow faster than the overall bulk tank truck industry.

Our industry is characterized by high barriers to entry such as (i) the time and cost required to develop the capabilities necessary to handle sensitive chemical cargo, (ii) the resources required to recruit and train drivers, (iii) substantial industry regulatory requirements and (iv) the significant capital investments required to build a fleet of equipment and establish a network of terminals. In addition, the industry continues to experience consolidation due to economic and competitive pressures, increasing operating costs for driver recruitment and insurance, and increasing capital investments. As the cost and complexity of operating a bulk tank truck business increase and smaller competitors continue to exit the industry, we believe that large, well established carriers will increase market share and grow faster than the overall industry.

Our Formation and Ownership

Our company was formed in 1994 as a holding company known as MTL Inc., and consummated its initial public offering on June 17, 1994. On June 9, 1998, MTL Inc. was recapitalized through a merger with a corporation controlled by Apollo Investment Fund III, L.P. As a result of the recapitalization, MTL Inc. became a private company. On August 28, 1998, we completed our acquisition of Chemical Leaman Corporation and its subsidiaries (“CLC”). In 1999, we changed our name from “MTL Inc.” to “Quality Distribution, Inc.”

QDI is owned principally by Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. (collectively, the “Apollo Funds”), each of which is an affiliate of Apollo Management, L.P. We refer to Apollo Management, L.P. and its affiliates collectively as “Apollo” throughout this prospectus. As of September 30, 2003, Apollo owned approximately 87.4% of QDI’s common stock, certain other investors owned approximately 9.8% of QDI’s common stock, and our management owned approximately 2.8% of QDI’s common stock. Immediately after giving effect to this offering, including after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock, Apollo will own approximately 57.7% of our outstanding common stock (approximately 55.0% if the underwriters’ over-allotment option is exercised in full).

Our Strengths

Largest tank truck network in a fragmented industry.    We provide our customers with access to the largest captive trailer network in the industry. In addition, our nationwide network of 156 terminals covers all major chemical markets and enables us to serve customers with both national and regional shipping requirements. Our size allows us, our affiliates and our owner-operators to benefit from efficiencies through greater network density and economies of scale in the purchasing of supplies and services, including fuel, tires and insurance coverage. Our size also enables us to invest in strategic assets and new technologies that increase our operating efficiency and lower our costs.

Flexible non-asset based business model.    Our extensive use of affiliates and owner-operators results in a more variable cost structure, increases our asset utilization, contributes to the stability of our cash flow and increases our return on capital. Affiliates are independent contractors that, through comprehensive contracts with us, operate their terminals exclusively for us. Affiliates are responsible for the capital investments and operating expenses related to their terminals. Adding new affiliates enables us to expand our geographic coverage with minimal additional capital investment. In addition, the conversion of company-owned terminals to affiliate status generally improves our operating margins. Owner-operators are independent contractors who supply one or more tractors and drivers for our own or our affiliates’ exclusive use. By using owner-operators who are responsible for all applicable trip expenses, including maintenance and fuel, we can avoid the high capital costs of purchasing and maintaining tractors. For the nine months ended September 30, 2003, affiliates and owner-operators provided approximately 80% of the tractors in our network and accounted for approximately 84% of our revenue.

Core carrier to top 100 chemical companies.    We provide services to each of the top 100 chemical producers in the world with U.S. operations. Our ability to maintain these business relationships reflects our service performance and commitment to safety and reliability. We have established long-term customer relationships with these clients, which helps us attract and retain experienced affiliate terminal operators and drivers.

Broad menu of complementary services.    Our ability to provide value-added services that complement our core service differentiates us from smaller competitors and enables us to gain market share, particularly with large customers that seek to use a limited number of core carriers. By increasing the number of services offered to our customers, we enhance our position as a leading national full-service provider in the industry.

Enhanced productivity and efficiency through installed technology.    We utilize technology to improve our customer service and operating efficiency. We have equipped over 90% of our tractor fleet with a mobile satellite communications system which enables us to continuously monitor our tractors and communicate with our drivers in the field and enables customers to track the location and monitor the progress of their cargo through the internet. Our website allows our customers to view bills and generate customized service reports. We have implemented a centralized order entry, dispatch and billing program which enhances our control over our equipment and drivers. We have also implemented a yield management system, which enables our terminal operators to deploy assets where they can generate optimal profitability.

Our Strategy

Add new affiliates and convert private fleets.    We believe there are significant opportunities to enhance revenue growth by affiliating additional third-party carriers into our network. Typically, these carriers compete at a disadvantage due to their limited size and regional focus. By joining our affiliate network, they have the opportunity to serve a national customer base, achieve economies of scale, and improve utilization through increased backhaul. We also intend to grow by continuing to target the $2.4 billion private fleet segment of the chemical bulk transport industry. By outsourcing their transportation needs to us, private fleet operators can refocus the financial and managerial costs associated with maintaining in-house transportation functions back into their core business.

Expand scope of service capabilities.    We plan to continue to expand the scope of our service capabilities in order to serve the growing needs of our customer base. As our customers continue to focus on their core business, we believe that they will increasingly rely on primary service providers to provide value-added services such as intermodal, tank cleaning, and other logistics services.

Leverage our non-asset based business model.    We will continue to convert existing company-owned terminals to affiliate status and expand our use of owner-operators. The non-assest based model allows us to concentrate our capital spending on systems-related projects where we can achieve higher returns on capital through improved yield management, and have also allowed us to reduce net maintenance capital expenditures to less than $10 million in 2002.

The Transaction

Overview.    In this prospectus, we refer to the following collectively as the “Transaction”:

•	the offering and sale of our common stock,

•	the concurrent private offering by our wholly owned subsidiaries, Quality Distribution, LLC and QD Capital Corporation, of 9% senior subordinated notes due 2010, which we refer to as the “new notes,”

•	Quality Distribution, LLC’s entry into a new credit facility,

•	the application of net proceeds from each of the common stock offering, the sale of the new notes and the new credit facility to repay indebtedness, and

•	the conversion of all outstanding shares of our preferred stock for shares of our common stock.

The offering of our common stock, the completion of the offering of the new notes and the entry by Quality Distribution, LLC into a new credit facility are each mutually conditioned upon the completion of the others. For example, if the private offering of the new notes is not consummated, or Quality Distribution, LLC fails to enter into a new credit facility, this offering and sale of our common stock will not be completed. The conversion of all outstanding shares of our preferred stock for common stock will automatically occur upon the earlier to occur of the consummation of the offering of common stock contemplated hereby or the receipt by us of the consent of our lenders required under our existing credit facility.

The common stock.    We are offering 7,000,000 shares of our common stock. The initial public offering price of the common stock is $17.00 per share.

Concurrent offering of the Quality Distribution, LLC Notes.    In the concurrent private offering, Quality Distribution, LLC and QD Capital Corporation, as co-issuers, are offering $125 million aggregate principal amount of the new notes. We, together with Quality Distribution, LLC’s domestic subsidiaries (other than QD Capital Corporation), will guarantee Quality Distribution, LLC’s obligations under the new notes. See

“Description of the New Credit Facility and Other Indebtedness – The New Notes” for a more detailed description of the new notes. The concurrent offering and sale of the new notes is not being registered under the Securities Act of 1933, and the new notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

New credit facility.    Quality Distribution, LLC will enter into a new credit facility to be effective upon completion of the Transaction and satisfaction of other customary conditions. We expect that the new credit facility will consist of a $140 million delayed draw term loan facility, a $75 million revolving credit facility and a $20 million pre-funded letter of credit facility. See “Description of the New Credit Facility and Other Indebtedness – The New Credit Facility” for a more detailed description of the new credit facility.

Conversion of the Preferred Stock.    On October 1, 2003, we amended the terms of our 13.75% preferred stock to provide, among other things, that all such shares outstanding will automatically convert into 7,654,235 shares of common stock upon the earlier to occur of the consummation of this offering or the receipt by us of the consent of the lenders required under our existing credit facility. Such conversion is based upon a conversion rate of approximately 15 shares of common stock for each outstanding share of preferred stock, which results in an effective price of $11.63 per share of common stock. See “Conversion of Preferred Stock – Terms of the Conversion” for a more detailed description of the preferred stock conversion.

Risk Factors

An investment in common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 9 and the other information contained in this prospectus prior to making an investment decision regarding our common stock.

Corporate Information

We are a Florida corporation formed in 1994. Our principal executive offices are located at 3802 Corporex Park Drive, Tampa, Florida 33619, and our telephone number is (813) 630-5826. We are a holding company with no significant assets or operations other than the ownership of 100% of the membership units of Quality Distribution, LLC. Our website is located at www.qualitydistribution.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered	7,000,000 shares.

Common stock to be outstanding after the offering	18,012,311 shares.

Over-allotment option granted	875,000 shares.

Use of Proceeds	We expect to use the net proceeds from this offering for the repayment of debt. See “Use of Proceeds.”

Nasdaq National Market symbol	“QLTY”

The number of shares of common stock to be outstanding after this offering is based on our shares of common stock outstanding as of September 30, 2003 after giving effect to the issuance of 7,654,235 shares of common stock upon the conversion of all outstanding shares of our preferred stock, based upon a conversion rate of approximately 15 shares of common stock for each outstanding share of preferred stock, and after giving effect to the purchase of 25,000 shares of our common stock by a shareholder as a result of the exercise of his preemptive rights in connection with the preferred stock conversion.

The number of shares to be outstanding after the offering excludes:

•	103,955 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003 under our stock option plans, each at an exercise price of $23.53 per share;

•	2,210,000 shares of common stock reserved for future grant under our stock option plans;

•	291,186 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2003, at an exercise price of $2.94 per share; and

•	500,000 shares of common stock reserved for issuance under our 2003 restricted stock plan.

We effected a 1.7 for 1 stock split of our common stock on November 4, 2003. In order to effect the stock split, we obtained approval of our Board of Directors and also obtained stockholder approval of an amended and restated certificate of incorporation to increase the authorized number of common shares. The stock split became effective upon filing the amended and restated certificate of incorporation with the Secretary of State of the State of Florida. The stock split resulted in an increased number of shares of common stock being issued upon conversion of our outstanding preferred stock with a reduced effective price than would have been applicable to the conversion of our outstanding preferred stock if such conversion had occurred prior to the stock split. Accordingly, all share and per share information in this prospectus gives effect to the amendment to our existing charter to increase the number of authorized shares of common stock to 29,000,000 shares and establish no par value and to the declaration of a 1.7 for 1 stock split of the common stock.

Summary Financial Information

The following table sets forth our summary historical financial information and other data. The historical statement of operations data for the fiscal years ended December 31, 2000, 2001 and 2002 are derived from, and should be read in conjunction with, our audited financial statements and related notes appearing elsewhere in this prospectus. The historical statement of operations for the year ended December 31, 2001 has been restated. The historical statement of operations data and other data for the nine months ended September 30, 2002 and September 30, 2003 and the historical balance sheet data as of September 30, 2003 are derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the period. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

The information contained in this table should also be read in conjunction with “Capitalization,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Years ended December 31,			Nine Months ended September 30,
	2000	2001	2002	2002	2003
		(Restated)
	(dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Operating revenues	$556,547	$510,701	$516,538	$390,347	$426,251
Operating expenses:
Purchased transportation(1)	320,943	298,688	301,921	227,766	267,635
Depreciation and amortization(2)	35,281	33,410	31,823	23,282	22,744
Other operating expenses	170,729	150,284	155,511	114,801	105,687

Operating income(3)	29,594	28,319	27,283	24,498	30,185
Interest expense(4)	40,605	40,389	33,970	27,518	22,022
Interest expense, transaction fees(5)	—	—	10,077	10,077	700
Foreign currency transaction loss	—	—	—	—	937
Other expense (income)	(393)	(143)	6	(16)	(200)

Income (loss) before taxes	(10,618)	(11,927)	(16,770)	(13,081)	6,726
Provision for income taxes(6)	31,225	1,135	1,443	415	360

Income (loss) from continuing operations, before discontinued operations and cumulative change in accounting principle	(41,843)	(13,062)	(18,213)	(13,496)	6,366
Income (loss) from discontinued operations, net of tax	56	(359)	(2,913)	(2,201)	—
Cumulative effect of a change in accounting principle, net of tax(7)	—	—	(23,985)	(23,985)	—

Net income (loss)	$(41,787)	$(13,421)	$(45,111)	$(39,682)	$6,366

OTHER DATA:
Cash paid for interest	$39,412	$33,914	$32,079	$24,510	$16,055
Net cash and cash equivalents provided by operating activities	41,282	7,468	25,832	12,043	26,182
Net cash and cash equivalents (used in) investing activities(8)	(18,721)	(34,936)	(7,169)	(2,038)	(4,407)
Net cash and cash equivalents provided by (used in) financing activities	(20,171)	27,263	(19,998)	(11,986)	(19,772)
Number of terminals at end of period	152	148	153	151	156
Number of trailers operated at end of period	7,526	7,737	7,565	7,606	7,884
Number of tractors operated at end of period	3,491	3,394	3,363	3,371	3,441

	As of September 30, 2003
	Actual	As Adjusted(9)
BALANCE SHEET DATA:
Working capital(10)	$14,278	$28,460
Total assets	377,392	379,712
Total indebtedness, including current maturities	384,218	272,845
Redeemable securities(11)	69,384	—
Total stockholders’ deficit	(188,747)	(5,668)

(1)	Does not include purchased transportation from discontinued operations of $1.7 million and $1.4 million in 2000 and 2001, respectively.
(2)	Does not include depreciation and amortization from discontinued operations of $1.8 million and $1.7 million in 2000 and 2001, respectively.
(3)	For the years ended December 31, 2000, 2001 and 2002, operating income includes charges of $9.9 million, $3.4 million and $4.1 million, respectively, relating to expenses or losses attributable to our operations prior to the 1998 acquisition of CLC and restructuring charges.
(4)	After giving effect to the Transaction, we would have had interest expense of $27.3 million for the year ended December 31, 2002 and $16.1 million for the nine months ended September 30, 2003.
(5)	Represents transaction fees paid in connection with the exchange offer completed on May 30, 2002. See “Certain Relationships and Related Transactions—The 2002 Transactions.”
(6)	The provision for income taxes for the year ended December 31, 2000 includes the establishment of a valuation reserve of $32.6 million, which was a non-cash charge.
(7)	Adoption of FAS Statement 142 resulted in a non-cash impairment loss related to goodwill.
(8)	Consists of capital expenditures less proceeds from asset sales for the periods presented.
(9)	Reflects adjustments to our historical balance sheet data to give effect to the Transaction as if it occurred on September 30, 2003. See “Capitalization.”
(10)	Working capital consists of current assets minus current liabilities. Working capital on an actual basis is lower than working capital on an as adjusted basis because it includes current maturities of indebtedness to be redeemed as part of the Transaction.
(11)	At September 30, 2003, redeemable securities of QDI on a consolidated basis consisted of $51.0 million of mandatorily redeemable preferred stock and accrued dividends on this stock of $18.6 million at September 30, 2003 and are net of $0.2 million in shareholder loans. On July 1, 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” In accordance with the standard, we reclassified the mandatorily redeemable securities to liabilities. Additionally, QDI issued 30 shares of mandatorily redeemable common stock, which has been written down to its redemption value of $0 at September 30, 2003. At September 30, 2003, our mandatorily redeemable preferred stock was redeemable on September 15, 2006. On October 1, 2003, the terms of our preferred stock were amended and the preferred stock is no longer mandatorily redeemable. Prior to, or concurrently with, the completion of this offering, our preferred stock will be converted into 7,654,235 shares of common stock. See “Conversion of Preferred Stock.” The difference between the value of the common stock (valued at the initial offering price) issued upon conversion and the then carrying amount of the preferred stock will be recorded as a one-time charge to interest expense of approximately $60.7 million.

RISK FACTORS

You should carefully consider the risks described below before investing in the common stock. Although the risks described below are all of the risks that we believe are material, they are not the only risks relating to our business and the common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. The trading price could decline due to any of these risks and, therefore, you may lose all or part of your investment.

Risk Factors Relating to the Common Stock and the Offering

We have a single shareholder who can substantially influence the outcome of all matters voted upon by our shareholders and prevent actions which a shareholder may otherwise view favorably.

At September 30, 2003, the Apollo Funds owned approximately 87.4% of our outstanding common stock, and will own approximately 57.7% of our outstanding common stock immediately after giving effect to the Transaction (approximately 55.0% if the underwriters’ over-allotment option is exercised in full). As a result, Apollo can and will be able to substantially influence all matters requiring shareholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions, the ability to block an unsolicited tender offer and any other matter requiring a supermajority vote of shareholders, and will continue to be able to do so immediately after this offering. This concentration of ownership could delay, defer or prevent a change in control of our company or impede a merger, consolidation, takeover or other business combination which you, as a shareholder, may otherwise view favorably.

Our ability to issue “blank check” preferred stock and Florida law may prevent a change in control of our company that you as a shareholder may consider favorable.

Provisions of our articles of incorporation and Florida law may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These provisions include:

•	authorization of the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to thwart a takeover attempt;

•	elimination of the voting rights of shareholders with respect to shares that are acquired without prior board approval that would otherwise entitle such shareholder to exercise certain amounts of voting power in the election of directors; and

•	prohibition on business combinations with interested stockholders unless particular conditions are met.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

The price of our common stock may be volatile, which could cause investors to incur trading losses and fail to realize upon their investments.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Future sales of our common stock in the public market may depress our stock price.

The market price of our common stock could decline as a result of sales by our existing shareholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. There will be approximately 18,012,311 shares of common stock outstanding immediately after this offering, including after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock. In addition, there will be 291,186 shares of common stock issuable upon exercise of all outstanding warrants, all of which are currently exercisable. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. Upon completion of this offering 11,012,311 shares of common stock will be either “restricted securities” or affiliate securities as defined in Rule 144. Subject to the one year lock-up agreement with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144 under the Securities Act. Approximately 10,684,448 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and 327,863 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). In addition, shareholders holding approximately 10,941,296 outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a registration statement filed under the Securities Act. Moreover, Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. may, in their sole discretion and at any time without notice, release these shareholders from the one year lock-up restriction on the sale of their shares.

In addition, after this offering, we will have 2,813,955 shares of common stock reserved for issuance under our stock option and restricted stock plans, of which options to purchase 103,955 shares were outstanding as of September 30, 2003. We intend to file a Form S-8 registration statement after this offering to register all of the shares of common stock issuable under our stock option and restricted stock plans.

We currently do not intend to pay dividends on our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including the indenture for the new notes and the new credit facility, will restrict our ability to pay dividends. Accordingly, if you purchase shares in this offering, the price of our common stock must appreciate in order to realize a gain on your investment. This may not occur.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Some prior investors have paid substantially less per share than the price in this offering. The initial offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on the initial public offering price of $17.00 per share, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $24.91 per share in net tangible book value of the common stock. In addition, as of September 30, 2003, there were options outstanding to purchase 103,955 shares of common stock, each at an exercise price of $23.53 per share, and warrants to purchase 291,186 shares of common stock, each at an exercise price of $2.94 per share. If all of these options and warrants were exercised on the date of the closing of this offering, investors purchasing shares in this offering would suffer total dilution of $24.56 per share.

The figures set forth above include the dilutive effect from the conversion of our preferred stock into 7,654,235 shares of common stock which results in an effective price of $11.63 per share of common stock, which accounts for 42.49% of the per share dilution experienced by purchasers of common stock in this offering (41.58% if all outstanding options and warrants were exercised on the date of closing).

We may be limited in our ability to offset future income with our current net operating loss.

We have a net operating loss for Federal income tax purposes. If we undergo a change of control as described in Section 382 of the Internal Revenue Code, our ability to use those net operating losses to offset future income will be limited. This will have the effect of reducing our after tax cashflow. For a more detailed discussion of our potential net operating loss limitation, see “United States Federal Income Tax Considerations.”

Risks Related to Our Business

Our business is subject to general economic and other factors that are largely out of our control and could affect our operations and profitability.

Our business is dependent on various economic factors over which we have no control, such as the availability of qualified drivers, changes in fuel and insurance prices, including changes in fuel taxes, excess capacity in the trucking industry, changes in license and regulation fees, toll increases, interest rate fluctuations and downturns in customers’ business cycles and shipping requirements. As a result, we may experience periods of overcapacity, declining prices and lower profit margins in the future. Our revenues and operating income could be materially adversely affected if we are unable to pass through to our customers the full amount of increased transportation costs. We have a large number of customers in the chemical processing and consumer goods industries. If these customers experience fluctuations in their business activity due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight transported by us on behalf of those customers may decrease and our operating results could be adversely affected.

Loss of affiliates and owner-operators could affect our operations and profitability.

We rely on participants in our affiliate program and independent owner-operators. A reduction in the number of affiliates or owner-operators, whether due to capital requirements related to the expense of obtaining, operating and maintaining equipment or for other reasons, could have a negative effect on our operations and profitability. Contracts with affiliates typically are for a term ranging from one to five years, and contracts with owner-operators may be terminated by either party on short notice. Although affiliates and owner-operators are responsible for paying for their own equipment, fuel and other operating costs, significant increases in these costs could cause them to seek a higher percentage of our revenue if we are unable to increase our rates commensurately. In addition, a continued decline in the rates we pay to our affiliates and owner-operators could adversely affect our ability to maintain our existing affiliates and owner-operators and attract new affiliates, owner-operators and company drivers.

Increasing trucking regulations may increase costs.

As a motor carrier, we are subject to regulation by the U.S. Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, safety, financial reporting and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours-of-service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size. In addition, our tank wash facilities are subject to strict local, state and federal environmental regulations.

Interstate motor carrier operations are subject to safety requirements prescribed by the Department of Transportation. To a large degree, intrastate motor carrier operations are subject to safety and hazardous material transportation regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. Department of Transportation regulations mandate drug testing of drivers. To date, the Department of Transportation’s national commercial driver’s license and alcohol and drug testing requirements have not adversely affected the availability of qualified drivers to us.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Increased unionization could increase our operating costs or constrain operating flexibility.

Although only approximately 9% of our total workforce, and only 4% of our driver workforce, including owner operators and employees of affiliates, are currently subject to collective bargaining agreements, unions such as the International Brotherhood of Teamsters have traditionally been active in the U.S. trucking industry.  If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could have a material adverse effect on us. In addition, our  non-union workforce has been subject to union organization efforts from time to time, and we could be subject to future unionization efforts as our operations expand. Increased activity by the Teamsters or other unions could increase the possibility for unionization. Increased unionization of our workforce could result in higher compensation and working condition demands that could increase our operating costs or constrain our operating flexibility.

Operations involving hazardous materials could create environmental liabilities.

Our activities are subject to environmental, health and safety laws and regulation by U.S. Federal, state, local and Canadian governmental authorities. Our operations involve the handling, transportation, storage and disposal of bulk liquid chemicals, many of which are classified as hazardous materials, hazardous substances or hazardous waste. Our tank wash and terminal operations engage in the storage or discharge of wastewater and storm-water that may have contained hazardous substances, and from time to time, we store diesel fuel and other petroleum products at these terminals. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We believe we are in material compliance with all applicable requirements. However, there can be no assurance that material violations of such laws or regulations will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs on us.

As a handler of hazardous substances, we are potentially subject to strict, joint and several liability for investigating and rectifying the consequences of spills and other environmental releases of these substances either under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (“CERCLA”) or comparable state laws. From time to time, we have incurred remedial costs and regulatory penalties with respect to chemical or wastewater spills and releases at our facilities, and, notwithstanding the existence of our environmental management program, we cannot assure you that such obligations will not be incurred in the future, or that such liabilities will not result in a material adverse effect on our financial condition, results of operations or our business reputation. As a result of environmental studies conducted at our facilities in conjunction with our environmental management program, we have identified environmental contamination at certain sites that will require remediation.

We are currently investigating and remediating five properties where we are the only performing party under federal and state Superfund programs. Each of these five remediation projects relates to operations conducted by CLC prior to our acquisition of and merger with CLC in 1998. We have also been named as a “potentially responsible party,” or have otherwise been alleged to have responsibility, under CERCLA or similar state laws for cleaning up off-site locations where our waste, or material transported by us, has allegedly been disposed. We are currently investigating, remediating, or are subject to potential financial obligations at approximately 37 such waste disposal sites where we are one of several performing parties. We have incurred in the past and expect to continue to incur material expenses for the foreseeable future on environmental matters. As of September 30, 2003, we had reserves in the amount of $30.5 million accrued for our environmental liabilities, including remediation costs. Our actual environmental expenditures may exceed our expectations or reserves and may have a material adverse effect on our financial condition and results of operations.

We are self-insured and have exposure to certain claims and the costs of our insurance may not be adequately passed on to our customers.

The primary risks associated with our business are bodily injury and property damage, workers’ compensation claims and cargo loss and damage. We currently maintain liability insurance against (1) bodily injury and property damage and (2) workers’ compensation claims. This insurance includes deductibles of $5.0 million per incident for auto liability and a $1.0 million deductible for workers’ compensation. As such, we are subject to liability as a self-insurer to the extent of these deductibles under the applicable policy. We are also self-insured for damage to the equipment that we own and lease and for cargo losses, and such self-insurance is not subject to any maximum limitation. We also provide insurance coverage to our affiliates for (a) auto and general liability coverage, subject to a deductible limit for such affiliates of $10,000 or $15,000 per incident and (b) cargo loss and damage, subject to a deductible limit for such affiliates of $5,000 or $7,500 per incident.

We are subject to changing conditions and pricing in the insurance marketplace and we cannot assure you that the cost or availability of various types of insurance may not change dramatically in the future. To the extent these costs can not be passed on to our customers in increased freight rates, increases in insurance costs could reduce our future profitability.

The issuance of preferred stock in the company could adversely affect the market value of our common stock and diminish the voting power of the owners of our common stock.

We do not currently intend to issue preferred stock. However, our amended and restated articles of incorporation and by-laws will permit the issuance of preferred stock which, due to their preferential treatment with respect to dividends and voting rights, could lead to a decrease in the price of our common stock and would, in certain situations, diminish the voting power of the holders of our common stock.

The loss of one or more significant customers may adversely affect our business.

We are dependent upon a limited number of large customers. Our top ten customers accounted for approximately 30.8% of our total revenues during 2002. In particular, our largest customer, The Dow Chemical Company, accounted for 12.6% of our total revenues during 2002. The loss of The Dow Chemical Company or one or more of our other major customers, or a material reduction in services performed for such customers, would have a material adverse effect on our results of operations.

Our business may be harmed by terrorist attacks, future war or anti-terrorism measures.

In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on large trucks. Such measures may have costs associated with them which a motor carrier is forced to bear. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverages currently maintained by us could increase dramatically or such coverages could be unavailable in the future.

Loss of qualified personnel could limit our growth and negatively affect operations.

There is substantial competition for qualified personnel, including drivers, in the trucking industry. Furthermore, certain geographic areas have a greater shortage of qualified drivers than other areas. We operate in many of these geographic areas where there is a shortage of drivers. Difficulty in attracting qualified personnel, particularly qualified drivers, could require us to limit our growth and could have a negative impact on our operations. In addition, we cannot assure you that we will be able to retain qualified personnel in the future.

We depend on members of our senior management.

We believe that our ability to successfully implement our business strategy and to operate profitably depends in large part on the continued employment of our senior management team led by Thomas L. Finkbiner. If Mr. Finkbiner or the other members of senior management become unable or unwilling to continue in their present positions, our business or financial results could be adversely affected. Although we have entered into employment agreements with certain members of our senior management team, each of these agreements has a two-year initial term, subject to automatic one-year extensions unless prior notice is given by either party. The initial term of some of these agreements has expired, and such agreements are now subject to the one-year extension provision. We cannot assure you that we will be able to renew or extend these employment agreements.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We are highly leveraged. As of September 30, 2003, on a pro forma basis after giving effect to the Transaction, our consolidated indebtedness would have been $272.8 million, consisting principally of obligations under the unsecured new notes and the secured new credit facility. In addition to the amount then outstanding, we could have borrowed an additional $63.8 million under the new credit facility (net of outstanding letters of credit). Following the Transaction, we will continue to have the ability to incur new debt, subject to limitations in the new credit facility and the indenture governing the new notes.

Our level of indebtedness could have important consequences to us, including the following:

•	Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	We will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future;

•	Payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	Our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy generally;

•	Our debt level reduces our flexibility in responding to changing business and economic conditions; and

•	Some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

CAUTIONARY STATEMENT

REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. All statements included in this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. In particular, forward-looking statements appear elsewhere in this prospectus under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. Important factors that could cause a material difference in the actual results from the forward-looking statements are set forth elsewhere in this prospectus including those discussed under “Risk Factors.” Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “intends,” “anticipates” or “scheduled to” or the negatives of those terms, or other variations of those terms or comparable language, or by discussions of strategy or other intentions.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items,

•	statements of our plans and objectives and its management,

•	statements of expected future economic performance, and

•	assumptions underlying statements regarding us or our business.

As stated elsewhere in this prospectus, these risks, uncertainties and other factors include, among others:

•	general economic conditions,

•	the availability of diesel fuel,

•	adverse weather conditions,

•	competitive rate fluctuations,

•	our substantial leverage and restrictions contained in our debt agreements, including Quality Distribution, LLC’s credit facility and the indentures,

•	the cyclical nature of the transportation industry due to various economic factors such as excess capacity in the industry, the availability of qualified drivers, changes in fuel and insurance prices, interest rate fluctuations, and downturns in customers’ business cycles and shipping requirements,

•	changes in demand for our services due to the cyclical nature of our customers’ businesses,

•	our dependence on affiliates and owner-operators and our ability to attract and retain owner-operators, affiliates and company drivers,

•	changes in the future or our inability to comply with governmental regulations and legislative changes affecting the transportation industry,

•	our material exposure to both historical and changing environmental regulations and the increasing costs relating to environmental compliance,

•	our ability or inability to reduce our claims exposure through insurance due to changing conditions and pricing in the insurance marketplace,

•	the cost of complying with existing and future anti-terrorism security measures erected by federal, state and municipal authorities, and

•	the potential loss of our ability to use net operating losses to offset future income due to a change of control.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements.

All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The following table illustrates the estimated sources and uses of the funds for the Transaction based on amounts outstanding as of September 30, 2003 (dollars in thousands).

Sources:
Common stock to be offered by QDI(1)	$119,000
New notes(1)	125,000
New credit facility(1)(2)	140,000
Stock purchase by shareholder(3)	291

Total Sources	$384,291

Uses:
Repayment of existing credit facility(1)(4)	$272,034
Redemption of 12.5% Senior Subordinated Secured Notes due 2008	58,304
Redemption of 10% Senior Subordinated Notes due 2006	18,100
Redemption of 12% Junior PIK Notes due 2009	14,373
Transaction fees and expenses(5)	21,480

Total Uses	$384,291

(1)	The issuance of the common stock of QDI, Quality Distribution, LLC’s issuance of the new notes, and the entry by Quality Distribution, LLC into the new credit facility will each occur simultaneously and are mutually conditioned upon each other. The conversion of our preferred stock into common stock will automatically occur upon the earlier to occur of the consummation of this offering or the receipt by us of the consent of the lenders required under our existing credit facility.
(2)	Consists of estimated borrowings of approximately $140.0 million under the delayed draw term loan. Upon closing of this offering and the concurrent offering of the new notes, we and Quality Distribution, LLC intend to mail irrevocable notices of redemption to holders of the securities to be redeemed as part of the Transaction. We and Quality Distribution, LLC currently expect to redeem the securities within 60 days after the mailing of such notices. On or immediately prior to such redemption date, we will borrow the amount available under the delayed draw term loan and use the proceeds of such borrowing to pay the redemption price for the securities.
(3)	Consists of the purchase of 25,000 shares of the common stock by one of our shareholders at $11.63 per share in accordance with the exercise of his preemptive rights under the shareholders’ agreement.
(4)	As of September 30, 2003, there was approximately (i) $78.2 million outstanding under the Term Loan A; (ii) $93.5 million outstanding under the Term Loan B; (iii) $80.1 million outstanding under the Term Loan C; (iv) $5.0 million outstanding under the Term Loan D; (v) $8.8 million outstanding under the Term Loan E; and (vi) $6.5 million outstanding under the revolving credit facility. All amounts outstanding under the amended credit facility bear interest, at Quality Distribution, LLC’s option, at the Eurodollar rate plus 4.25% or the base rate plus 3.25%, except for the Term Loan D, which bears interest at the option of Quality Distribution, LLC at the Eurodollar rate plus 2.00% or at the base rate plus 1.00%. Borrowings under the Term Loans A and E and the revolving credit facility currently mature on June 9, 2005, borrowings under the Term Loan B currently mature on August 28, 2005, borrowings under the Term Loan C currently mature on February 28, 2006 and borrowings under the Term Loan D currently mature on the earlier to occur of March 2, 2006 and two days following the acceleration of any principal amounts under the existing credit facility.
(5)	Consists of estimated debt issuance costs of $8.0 million related to the new notes and the new credit facility, estimated redemption premium and accrued interest of $3.0 million relating to the redemption of the 12.5% Senior Subordinated Secured Notes due 2008, the 10% Series B Senior Subordinated Notes due 2006 (the “10% Senior Subordinated Notes”) and the 12% Junior PIK Notes (assuming that such securities are redeemed on the 30th day after the closing of this offering) and other estimated fees and expenses (including underwriter discounts and commissions) related to the Transaction of $10.5 million.

DIVIDEND POLICY

We have not paid any dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends will be restricted under the terms of the new credit facility and the indenture for the new notes. See “Description of the New Credit Facility and Other Indebtedness.” Future dividends, if any, will be determined by our Board of Directors.

DILUTION

Our net tangible book value as of September 30, 2003 was $(320.7) million, or $(96.22) per share of common stock. On September 30, 2003, on a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 7,654,235 shares of our common stock and the purchase of 25,000 shares of common stock by a shareholder as a result of the exercise of his preemptive rights in connection with the preferred stock conversion, our net tangible book value was $(251.0) million, or $(22.80) per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	then dividing the difference by the adjusted number of shares of common stock outstanding.

If we give effect to our sale of 7,000,000 shares of common stock in this offering at the initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2003 would have been $(142.5) million, or $(7.91) per share. This amount represents an immediate dilution of $24.91 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$17.00
Net tangible book value per share as of September 30, 2003 after giving effect to the stock split, the conversion of preferred stock into common stock and purchase of 25,000 additional shares of common stock	$(22.80)
Increase in net tangible book value per share attributable to new investors	14.89

Net tangible book value per share after this offering		(7.91)

Dilution per share to new investors		$24.91

The following table summarizes on the basis described above, as of September 30, 2003, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors, at the initial public offering price of $17.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration		Average Price Per Share
	Number		Percent	Amount	Percent
Existing stockholders	11,012,311	(1)	61.1%	$193,529,000	61.9%	$17.57
New investors	7,000,000		38.9	119,000,000	38.1	17.00

Total	18,012,311		100.0%	$312,529,000	100.0%

(1)	Includes 7,654,235 shares of common stock to be issued upon conversion of the outstanding preferred stock and the purchase of an additional 25,000 shares of common stock by an existing shareholder at $11.63 per share.

The tables above assume no exercise of stock options or warrants outstanding on September 30, 2003. As of September 30, 2003, there were options outstanding to purchase 103,955 shares of common stock, each at an exercise price of $23.53 per share, and warrants to purchase 291,186 shares of common stock, each at an exercise price of $2.94 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. If all of these outstanding options and warrants had been exercised as of September 30, 2003, net tangible book value per share after this offering would have been $(7.56) and total dilution per share to new investors would have been $24.56. In addition, we may grant additional options or warrants or issue other equity securities in the future that may be dilutive to investors in this offering.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2003 and as adjusted to give effect to the Transaction and the application of proceeds therefrom, assuming we sell 7,000,000 shares of our common stock in this offering at the initial offering price of $17.00 per share. This table should be read in conjunction with our audited consolidated financial statements, including the notes thereto, “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$2,247	$2,247

Debt:
Existing credit facility:
Revolving credit facility	$6,500	$—
Tranche A term loan	78,219	—
Tranche B term loan	93,458	—
Tranche C term loan	80,107	—
Tranche D term loan	5,000	—
Tranche E term loan	8,750	—
New credit facility(1):
Term loan	—	140,000
New notes	—	125,000
12.5% Senior Subordinated Secured Notes due 2008(2)	58,304	—
Bond carrying value in excess of face value(2)	11,673	—
10% Senior Subordinated Notes due 2006	18,100	—
Series B floating interest rate subordinated term security due 2006 (“FIRSTS”)	7,500	7,500
12% Junior PIK Notes due 2009(3)	14,373	—
Bond carrying value in excess of face value(3)	1,889	—
Capital lease obligations	345	345

Total debt (including current maturities)	384,218	272,845

Mandatorily redeemable preferred stock liability(4)	69,384	—

Total stockholders’ deficit(5)	(188,747)	(5,668)

Total capitalization	$264,855	$267,177

(1)	We will terminate the existing credit facility and we will enter into the new credit facility in connection with the Transaction. The as adjusted amount also reflects borrowings of approximately $87.0 million under the delayed draw term loan to pay the redemption price for the securities to be redeemed as part of the Transaction. For a description of the anticipated terms of the new credit facility, see “Description of the New Credit Facility and Other Indebtedness—The New Credit Facility.”
(2)	Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes consist of $58.3 million face amount and $11.7 million in bond carry value adjustment to reflect accounting under FAS 15 that is being amortized as a reduction of interest expense over the life of the 12.5% Senior Subordinated Secured Notes. The bond carry value adjustment will result in an immediate gain recognition for the unamortized balance as a result of the Transaction, net of a redemption premium.

(3)	QDI’s 12% Junior PIK Notes consist of $14.4 million face amount and $1.9 million in bond carry value adjustment to reflect accounting under FAS 15 that is being amortized as a reduction of interest expense over the life of the 12% Junior PIK Notes. The bond carry value adjustment will result in an immediate gain recognition for the unamortized balance as a result of the Transaction, net of a redemption premium.
(4)	At September 30, 2003, mandatorily redeemable preferred stock consisted of $51.0 million face amount and accrued dividends of $18.6 million and is net of $0.2 million in stockholder loans. At September 30, 2003, such stock was redeemable on September 15, 2006. On October 1, 2003, the terms of our preferred stock were amended and our preferred stock is no longer mandatorily redeemable. Prior to, or concurrently with, the completion of this offering, our preferred stock will be converted into 7,654,235 shares of common stock. See “Conversion of Preferred Stock.” The difference between the value of the common stock (valued at the initial offering price) issued upon conversion and the then carrying amount of the preferred stock will be recorded as a one-time charge to interest expense of approximately $60.7 million. Prior to, or concurrently with, the completion of this offering, one of our shareholders will purchase 25,000 shares of our common stock in a cash transaction as a result of the exercise of his preemptive rights in connection with the conversion of the preferred stock.
(5)	The as adjusted stockholders’ deficit gives effect to the after tax write off of $5.7 million of debt issuance costs, redemption premium of $3.0 million, a charge to interest expense of $60.7 million from the conversion of our preferred stock, representing the difference between the carrying value of the preferred stock and the value of the common stock (valued at the initial offering price of $17.00 per share), a gain of $13.6 million on bond carrying values in excess of face value, net proceeds from the Transaction, and proceeds from the purchase of 25,000 additional shares of common stock by an existing shareholder at $11.63 per share.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents, as of the dates and for the periods indicated, our selected historical financial information as discussed below. The historical statement of operations data for the fiscal years ended December 31, 2000, 2001 and 2002 and the historical balance sheet data as of December 31, 2001 and 2002 are derived from our audited financial statements included elsewhere in this prospectus. The historical statement of operations for the year ended December 31, 2001 has been restated. The historical financial statements as of and for the fiscal years ended December 31, 1998 and 1999 and the historical balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements that are not included herein. The historical statement of operations data and other data for the nine months ended September 30, 2002 and September 30, 2003 and the historical balance sheet data as of September 30, 2003 are derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the period. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

The information contained in this table should also be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Share and per share information set forth below gives effect to the stock split.

	Years ended December 31,					Nine months ended September 30,
	1998(1)	1999	2000	2001	2002	2002	2003
				(Restated)
	(dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Operating revenues	$381,388	$569,597	$556,547	$510,701	$516,538	$390,347	$426,251
Operating expenses:
Purchased transportation(2)	223,781	319,271	320,943	298,688	301,921	227,766	267,635
Depreciation and amortization(3)	29,402	60,556	35,281	33,410	31,823	23,282	22,744
Other operating expenses	106,504	172,391	170,729	150,284	155,511	114,801	105,687
Stock compensation expense(4)	14,678	—	—	—	—	—	—

Operating income(5)	7,023	17,379	29,594	28,319	27,283	24,498	30,185
Interest expense(6)	25,065	40,806	40,605	40,389	33,970	27,518	22,022
Interest expense, transaction fees(7)	—	—	—	—	10,077	10,077	700
Foreign currency transaction loss	—	—	—	—	—	—	937
Other expense (income)	(718)	(488)	(393)	(143)	6	(16)	(200)

Income (loss) before taxes	(17,324)	(22,939)	(10,618)	(11,927)	(16,770)	(13,081)	6,726
Provision (benefit) for income taxes(8)	(5,844)	(6,068)	31,225	1,135	1,443	415	360
Minority interest	(74)	(21)	—	—	—	—	—

Income (loss) from continuing operations, before discontinued operations and cumulative change in accounting principle	(11,554)	(16,892)	(41,843)	(13,062)	(18,213)	(13,496)	6,366
Income (loss) from discontinued operations, net of tax	1,389	1,462	56	(359)	(2,913)	(2,201)	—
Cumulative effect of a change in accounting principle, net of tax(9)	—	—	—	—	(23,985)	(23,985)	—

Net income (loss)	(10,165)	(15,430)	(41,787)	(13,421)	(45,111)	(39,682)	6,366
Preferred stock dividends and accretions	(581)	(1,444)	(1,745)	(2,762)	(6,021)	(3,747)	(4,481)

Net income (loss) attributable to common stockholders	$(10,746)	$(16,874)	$(43,532)	$(16,183)	$(51,132)	$(43,429)	$1,885

Earnings (loss) from continuing operations per share(10)
Basic	$(2.25)	$(5.35)	$(12.72)	$(4.62)	$(7.19)	$(5.14)	$0.56
Diluted	(2.25)	(5.35)	(12.72)	(4.62)	(7.19)	(5.14)	0.53
Weighted average common shares oustanding(10)
Basic	5,403,000	3,426,000	3,427,000	3,422,000	3,369,000	3,352,000	3,337,000
Diluted	5,403,000	3,426,000	3,427,000	3,422,000	3,369,000	3,352,000	3,575,000
OTHER DATA:
Cash paid for interest	$24,600	$38,450	$39,412	$33,914	$32,079	$24,510	$16,055
Net cash and cash equivalents provided by operating activities	16,596	9,169	41,282	7,468	25,832	12,043	26,182
Net cash and cash equivalents used in investing activities(11)	(289,275)	(8,875)	(18,721)	(34,936)	(7,169)	(2,038)	(4,407)
Net cash and cash equivalents (used in) provided by financing activities	271,413	674	(20,171)	27,263	(19,998)	(11,986)	(19,772)
Number of terminals at end of period	194	171	152	148	153	151	156
Number of trailers operated at end of period	8,003	7,625	7,526	7,737	7,565	7,606	7,884
Number of tractors operated at end of period	3,679	3,943	3,491	3,394	3,363	3,371	3,441

	As of December 31,					As of September 30,
	1998(1)	1999	2000	2001	2002	2002	2003
	(Restated) (dollars in thousands, except per share data)
BALANCE SHEET DATA:
Working capital (12)	$50,844	$53,469	$37,129	$34,542	$19,492	$29,836	$14,278
Total assets	583,246	542,241	453,073	448,138	387,265	399,919	377,392
Total indebtedness, including current maturities	441,331	434,156	416,939	443,856	397,613	397,235	384,218
Redeemable securities(13)	17,204	13,287	15,092	17,709	62,675	60,638	69,384
Stockholders’ deficit	(48,320)	(64,773)	(110,866)	(135,427)	(191,099)	(174,126)	(188,747)

(1)	Includes the results of operations of Chemical Leaman Tank Lines, Inc. (“CLC”) since its date of acquisition and merger on August 28, 1998.
(2)	Does not include purchased transportation from discontinued operations of $1.9 million, $1.9 million, $1.7 million and $1.4 million in 1998, 1999, 2000 and 2001, respectively.
(3)	Does not include depreciation and amortization from discontinued operations of $1.6 million, $1.7 million, $1.8 million and $1.7 million in 1998, 1999, 2000 and 2001, respectively.
(4)	Related to the exercise of stock options of Montgomery Tank Lines, Inc. (“MTL”), in connection with the acquisition and merger of MTL and CLC in 1998.
(5)	For the years ended December 31, 2000, 2001 and 2002, operating income includes charges of $9.9 million, $3.4 million and $4.1 million, respectively, relating to expenses or losses attributable to our operations prior to the 1998 acquisition of CLC and restructuring charges.
(6)	After giving effect to the Transaction, we would have had interest expense of $27.3 million for the year ended December 31, 2002 and $16.1 million for the nine months ended September 30, 2003.
(7)	Represents transaction fees paid in connection with the exchange offer completed on May 30, 2002. See “Certain Relationships and Related Transactions—The 2002 Transactions.”
(8)	The provision for income taxes for the year ended December 31, 2000 includes the establishment of a valuation reserve of $32.6 million, which was a non-cash charge.
(9)	Adoption of FAS Statement 142 resulted in a non-cash impairment loss related to goodwill.
(10)	Earnings (loss) per share and weighted average common shares outstanding gives effect to the 1.7 for 1 stock split effected on November 4, 2003.
(11)	Consists of capital expenditures less proceeds from asset sales for the periods presented.
(12)	Working capital consists of current assets minus current liabilities. Working capital on an actual basis is lower than working capital on an as adjusted basis because it includes current maturities of indebtedness to be redeemed as part of the Transaction.
(13)	At September 30, 2003, redeemable securities of QDI on a consolidated basis consisted of $51.0 million of mandatorily redeemable preferred stock and accrued dividends on this stock of $11.9 million and $18.6 million at December 31, 2002 and September 30, 2003, respectively, and are net of $0.2 million in shareholder loans. On July 1, 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” In accordance with the standard, we reclassified the mandatorily redeemable securities to liabilities. Additionally, QDI issued 30 shares of mandatorily redeemable common stock, which has been written down to its redemption value of $0 at December 31, 2002, September 30, 2002 and September 30, 2003. At September 30, 2003, our mandatorily redeemable preferred stock was redeemable on September 15, 2006. On October 1, 2003, the terms of our preferred stock were amended and our preferred stock is no longer mandatorily redeemable. Prior to, or concurrently with, the completion of this offering, our preferred stock will be converted into 7,654,235 shares of common stock. See “Conversion of Preferred Stock.” The difference between the value of the common stock (valued at the initial offering price) issued upon conversion and the then carrying amount of the preferred stock will be recorded as a one-time charge to interest expense of approximately $60.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Cautionary Statement Regarding Forward Looking Statements.”

Overview

Our revenue is principally a function of the volume of shipments by the bulk chemical industry, our market share as opposed to that of our competitors and the amount spent on tank truck transportation as opposed to other modes of transportation such as rail. The volume of shipments of chemical products are in turn affected by many other industries, including consumer and industrial products, automotive, paint and coatings, and paper, and tend to vary with changing economic conditions. Additionally we also provide leasing, tank cleaning, insurance products for drivers and affiliates and intermodal services which are presented as other service revenue.

The principal components of our operating costs include purchased transportation, salaries, wages, benefits, annual tractor and trailer maintenance costs, insurance technology infrastructure and fuel costs. We believe our use of affiliates and owner-operators provides a more flexible cost structure, increases our asset utilization and increases our return on invested capital.

We have historically focused on maximizing cash flow and return on invested capital. Our affiliate program has greatly reduced the amount of capital needed for us to maintain and grow our terminal network. In addition, the extensive use of owner-operators reduces the amount of capital needed to operate our fleet of tractors, which have shorter economic lives than trailers. These factors have allowed us to concentrate our capital spending on our trailer fleet where we can achieve superior returns on invested capital through our transportation operations and leasing to third parties and affiliates.

Through several strategic asset purchases during the latter half of 2001, we were further able to expand our service capabilities and our geographic coverage. We intend to continue providing these core services and expand upon existing customer relationships by providing our value-added services as well as increasing the fleet size in these markets.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). We believe the following are the more critical accounting policies that impact the financial statements, some of which are based on management’s best estimates available at the time of preparation. Actual future experience may differ from these estimates.

Property and Equipment—Property, plant and equipment expenditures, including tractor and trailer rebuilds that extend the useful lives of such equipment, are capitalized and recorded at cost. For financial statement purposes, these assets are depreciated using the straight-line method over the estimated useful lives of the assets to an estimated salvage value. Generally, annual depreciable lives are 10-25 years for buildings and improvements, 5-15 years for tractors and trailers, 7 years for terminal equipment, 3-5 years for furniture and fixtures and 3-10 years for other equipment. Tractor and trailer rebuilds, which are recurring in nature and extend the lives of the related assets, are capitalized and depreciated over the period of extension, generally 5 to 10 years, based on the type and extent of these rebuilds. Maintenance and repairs are charged directly to expense as incurred. Management estimates the useful lives of these assets based on historical trends and the age of the assets when placed in service, and any changes in the actual lives could result in material changes in the net book value of these assets. Additionally, we estimate the salvage values of these assets based on historical sales of disposals, and any changes in the actual salvage values could also affect the net book value of these assets.

Furthermore, we evaluate the recoverability of our long-lived assets whenever adverse events or changes in the business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires us to make significant estimates and assumptions in projecting future cash flows, and changes in fact and circumstances could result in material changes in the amount of any write-offs for impairment.

Deferred tax assets—We use the liability method accounting for income taxes. If, on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance. Since realization is not assured as of December 31, 2002, management has deemed it appropriate to establish a 100% valuation allowance against the net deferred tax assets. Any change in the actual future results of operations could impact the valuation of the net deferred tax asset.

Environmental liabilities—We have reserved for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. We employ a staff of environmental experts to administer all phases of our environmental programs, and use outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires us to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

Accident claims reserves—We carry insurance for auto liability claims, with a $5 million per occurrence deductible as of September 30, 2003 and worker’s compensation with a $1 million per accident deductible. For cargo claims, we are self-insured. In developing liability reserves, we rely on professional third party claims administrators, insurance company estimates and the judgment of our own safety department personnel. This analysis requires us to make significant estimates, and changes in facts and circumstances could result in material changes in the accident claims reserves.

Revenue recognition—Transportation revenues and related costs are recognized on the date the freight is delivered or the tank wash is performed. Other operating revenues, consisting primarily of tank wash services and lease revenues from affiliates, independent operators and third parties, are recognized as earned.

Allowance for uncollectible receivables—The allowance for all potentially uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by our management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. The receivables analyzed include trade receivables, as well as loans and advances made to owner-operators and affiliates. This analysis requires us to make significant estimates, and changes in facts and circumstances and the economic environment could result in material changes in the allowance for uncollectible receivables.

Pension Plans—We maintain two noncontributory defined benefit plans resulting from a prior acquisition that cover certain full-time salaried employees and certain other employees under a collective bargaining agreement. Both plans are frozen and, as such, no future benefits accrue. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions such as discount rates (6.75%) and assumed rates of return (8.00%). The discount rate is based on a model portfolio of AA rated bonds with a maturity matched to the estimated payouts of future pension benefits. The expected return on plan assets is based on our expectation of the long-term average rate of return on assets in the pension funds, which was modeled based on the current and projected asset mix of the funds and considering the historical returns earned on the type of assets in the funds. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are amortized over future periods. Based on the information provided by its independent actuaries and other relevant sources, we believe that the assumptions used are reasonable.

Assumed discount rates and expected return on plan assets have a significant effect on the amounts reported for the pension plans. Any changes in these assumptions could result in material changes to our annual pension cost and pension balances.

New Accounting Pronouncements

Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No 142, “Goodwill and Other Intangible Assets” (Statement 142). As a result of the adoption of Statement 142, the amortization of goodwill ceased, resulting in a decrease in the net loss of $3.9 million for the year ended December 31, 2002. Under Statement 142, goodwill is subject to an annual impairment test. We completed our initial impairment test during 2002. During our initial impairment analysis of goodwill, we determined that approximately $4.6 million of goodwill had been classified as an offset against accounts payable and accrued expenses. These amounts have been reclassified into goodwill during 2002. As a result of our initial impairment test, an impairment adjustment of $24.0 million was charged to earnings as a cumulative effect of a change in accounting principle at January 1, 2002. There were several factors that led to the conclusion that an impairment charge was warranted. These factors included several consecutive years of declining base business revenues and operating losses, an uncertain economic environment exacerbated by the events of September 11, 2001, increased insurance costs for the foreseeable future and the highly leveraged nature of the Company. No tax benefit was recorded in connection with this charge. The fair value was determined based on a combination of prices of comparable businesses and present value techniques.

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which requires that companies recognize a liability for retirement obligations of long lived assets in the period the liability occurs. This pronouncement is effective for fiscal years beginning after June 15, 2002. The adoption of this standard had no significant impact on our financial results.

In April 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 145 – Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections regarding the accounting of gains and losses from the extinguishment of debt and to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for transactions occurring after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that did not meet the criteria in Opinion 30 for classification as an extraordinary item is required to be reclassified. As a result, $4.7 million was reclassified from extraordinary item to interest expense for the year ended December 31, 1998.

On January 17, 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51. The primary objectives of FIN 46 are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights (variable interest entities or “VIE”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either (1) the equity investors do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 will be fully adopted in the fourth quarter of 2003. We do not believe the adoption of this standard will have a material impact on our financial reporting.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 requires that certain financial instruments, including mandatorily redeemable financial instruments, be classified as liabilities. For existing financial instruments, the standard is applicable for the first quarter beginning after June 15, 2003. The adoption of this standard increased liabilities by the carrying value of the preferred stock and increased interest expense by the amount of the preferred stock dividends in the third quarter of 2003.

Results of Operations

During the second quarter of 2002, we sold the Levy petroleum trucking division and closed the Levy mining trucking operation, as well as closed Bulknet, our internet-based load brokerage subsidiary. Revenue and operating expenses in the following discussion have been adjusted to remove the revenues and expenses associated with the operations of these divisions.

The consolidated financial statements as of and for the year ended December 31, 2001 have been restated to reflect the correction of a clerical error and establish a reserve for incurred but not reported insurance losses relating to a subsidiary that markets insurance products. This correction resulted in a decrease in net income of approximately $1 million. All financial data in this section has been restated to reflect the correction of the error.

In addition, we reclassified our insurance subsidiary’s premium revenue and insurance loss expenses to a gross basis versus a net basis for 2002. The impact of those reclassifications increased other service revenue and other operating expense by $1.7 million, $2.4 million and $3.1 million for the nine months ended September 30, 2002 and for the years ended December 31, 2001 and 2000, respectively.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

For the nine months ended September 30, 2003, revenues increased $35.9 million, or 9.2%, to $426.3 million compared to the same period in the prior year. Transportation revenue increased $25.2 million primarily as the result of an increase in demand from existing customers and new business secured during the first three quarters of 2003. Additionally, eight new affiliates joined us since September 30, 2002 providing approximately $9.9 million of incremental transportation revenue for the nine months ended September 30, 2003. Fuel surcharge increased $8.7 million during the first three quarters of 2003 as a result of higher fuel prices and volume increases. Other service revenues increased $2.0 million primarily from the growth of our insurance subsidiary and from trailer rental revenue as a result of our converting company owned terminals to affiliates.

Operating income increased $5.7 million, or 23.2%, for the nine months ended September 30, 2003 as compared to the same period in the prior year. The increase in purchased transportation and the decrease in compensation and other operating expenses are primarily the result of higher revenues, cost reductions and the impact of the conversion of several company terminals to affiliate operations at the end of 2002 through the third quarter of 2003. As terminals are converted, we reduce our overhead and increase purchased transportation expense, representing the affiliates’ percentage split of revenues. Insurance claims expense increased $1.3 million from the nine months ended September 30, 2002 to the same period in 2003 as a result of an increase in self-insurance reserves of $1.5 million relating to an accident in Pikeville, Kentucky, offset by reductions in reserves of previously accrued incidents. The overall reduction of costs is evidenced by the improvement of the operating margin from 6.3% for the nine months ended September 30, 2002 to 7.1% for the nine months ended September 30, 2003.

Interest expense decreased $5.5 million during the first nine months of 2003 from the same period in the prior year as a result of reductions in debt, lower interest rates and the amortization of deferred gains on the May 2002 debt restructuring. On July 1, 2003, we adopted SFAS 150, which increased our interest expense by $2.3 million for the preferred stock dividends recorded since adoption of the standard. Additionally, interest expense for the nine months ended September 30, 2003 included $0.7 million in transaction fees incurred in a debt offering that was not effected. Interest expense for the nine months ended September 30, 2002 included $10.1 million fees incurred in a debt restructuring during May 2002.

The provision for income taxes remained relatively constant from period to period. This expense mainly represents state franchise and foreign taxes. Federal taxes for the nine months ended September 30, 2003 have been offset by net operating loss carryforwards from previous years.

For the nine months ended September 30, 2003, net income was $6.4 million compared to a net loss of $39.7 million during the same period in the previous year. The results in 2002 include a loss of $2.2 million on discontinued operations. Additionally, in 2002 we recorded a $24.0 million charge for the cumulative effect of a change in accounting principle to recognize impairment of goodwill related to the implementation of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” Net income from continuing operations increased $19.9 million as a result of the increase in business, cost cutting efforts and reduced interest expense. The increase for the nine months ended September 30, 2003 is net of a loss of $0.9 million on foreign currency transactions related to debt denominated in Canadian dollars due to the significant weakening of the U.S. dollar compared to the Canadian dollar during 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

The chemical industry overall remained weak for most of 2002, continuing a decline that started in the third quarter of 2000. Total revenues for 2002 were $516.5 million, an increase of $5.8 million or 1.1% compared to 2001 revenues. Transportation revenue increased by $3.1 million or 0.7% compared to 2001. The increase in transportation revenue is partially attributable to business acquired through strategic asset purchases in the last half of 2001 that was retained throughout 2002 ($7.3 million), offset by lower fuel surcharge for the year ($4.5 million). New business gains and insurance surcharge revenue accounted for $0.3 million of the net revenue increase in 2002. Non-trucking revenue increased by $2.8 million or 4.2% in 2002 versus 2001 primarily due to acquisitions during 2002 and the second half of 2001 by QSI, our tank-wash subsidiary.

We operated 153 terminals at December 31, 2002 compared to 148 terminals at December 31, 2001. The increase is the result of strategic new affiliate terminals opened in 2002, and new transload operations, offset by further consolidation and rationalization of terminals from cost cutting measures in response to decreased demand.

We operated a total of 7,565 trailers and 3,363 tractors at the end of 2002 compared to 7,737 trailers and 3,394 tractors for year ended December 31, 2001. The decline in tractors, many of which are owned by owner-operators, is largely due to the sale of older equipment, and disposal of the Canadian petroleum division, partially offset by new tractor purchases in the fourth quarter of 2002. The decrease in trailers is due to better equipment utilization allowing for the disposals of older equipment, plus the disposal of our Levy petroleum division.

Operating expenses totaled $489.3 million in 2002, an increase of $6.9 million or 1.4% from 2001. The increase in operating expenses was primarily attributable to higher purchased transportation, driver compensation and insurance costs. Purchased transportation increased $3.2 million as a result of the addition of several new affiliate operations added in 2002. Driver wages and benefits increased by $2.1 million due primarily to escalating group health costs and workers compensation premiums. Also significantly contributing to the operating expense increase was insurance claims expense, which increased $1.7 million or 14.3% versus 2001. These costs were negatively impacted by higher premiums due to a tight insurance market, which was exacerbated by the events of September 11, 2001. Fuel expenses for company operations was $0.2 million lower in 2002 reflecting overall lower annual fuel costs and conversions to affiliate locations. Additionally, selling and administrative expense in 2002 includes a $6.4 million charge to increase the reserve for uncollectible accounts, due to increased collection efforts on trade receivables and receivables from terminated owner-operators and affiliates. Selling and administrative cost also include a benefit from a $6.0 million reduction in environmental liabilities reflecting lower than anticipated environmental clean-up costs. Selling and administrative expenses increased by $0.5 million as a result of our initiation of an aggressive campaign on both driver retention and recruiting. Additionally, in 2002 we increased our credit and collection staffing in an effort to improve cash flow and decrease our days sales outstanding (DSO).

Our operating expenses have been impacted by several charges in both 2002 and 2001. We have incurred severance, benefits and other related expenses from cost cutting measures and consolidating terminals that resulted in charges of $1.8 million and $1.0 million in 2002 and 2001, respectively. In addition we had charges related to the prior operations of CLC of $2.3 million and $2.4 million in 2002 and 2001, respectively, related to insurance claims associated with the operations of predecessor companies incurred prior to the merger in 1998.

Depreciation and amortization totaled $31.8 million for 2002 versus $33.4 million in 2001. The decrease is attributable to the implementation of SFAS 142 in 2002 which eliminated the amortization of goodwill ($3.9 million) and to tractor and trailer equipment acquired at the time of the merger with CLC that became fully depreciated in 2002. These decreases were partially offset by depreciation related to higher capital spending on computer related infrastructure and acquisitions of equipment in 2002 and the end of 2001.

Our operating margin decreased to 5.3% in 2002 versus 5.5% in 2001.

Interest expense was $34.0 million in 2002 versus $40.4 million during 2001. The reduction in interest expense was the result of an exchange offer consummated during the second quarter of 2002 which reduced our overall level of indebtedness. For a discussion of the exchange offer see note 8 to the consolidated financial statements included elsewhere in this document. In connection with the exchange offer, we recorded $10.1 million in transaction fees, including the write-off of existing unamortized fees from prior credit agreement amendments.

Discontinued operations accounted for a $1.4 million loss and $0.4 million loss in 2002 and 2001, respectively. The discontinued operations consisted of the sale and disposal of the Canadian petroleum and mining divisions of Levy, and the closure of Bulknet, our internet-based load brokerage subsidiary. We incurred a $1.5 million loss on the ultimate disposition of the operations, due largely to the write-off of goodwill, sale of assets associated with the Canadian petroleum and mining division and write down of all software and development costs at Bulknet.

During 2002 there was a change in accounting principle to recognize the impairment of goodwill relating to implementation of FAS 142 of $24.0 million. See note 3 to the consolidated financial statements for further discussion.

Income tax expense for 2002 was $1.4 million versus $1.1 million for 2001.

Our net loss was $45.1 million for 2002 versus $13.4 million for 2001 for the reasons outlined above.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues for 2001 were $510.7 million, a decrease of $45.8 million or 8.2% compared to 2000 revenues. The revenue decline was largely attributable to the sustained weak industrial production demand that began in the third quarter of 2000 and has continued dropping throughout 2001. This decline in demand for bulk transportation services was due to the overall slowing economic conditions, downsizing and consolidation in the U.S. chemical industry, and increased competition from other forms of transportation such as rail. This environment has also intensified pricing competition in the bulk transportation industry. In addition, the terrorist attack on the World Trade Center and other locations on September 11, 2001, pushed overall demand lower in the fourth quarter of 2001. The revenue decline was mitigated by new business of $36 million and business acquired through strategic asset purchases in 2001 of $8.7 million. The 2000 results include $15.7 million of fuel surcharge versus $11.9 million in 2001. This decline reflects both overall volume decreases and the drop in fuel prices towards the end of 2001. We instituted an insurance surcharge in October 2001 in response to dramatically rising insurance costs.

We operated 148 terminals at December 31, 2001 compared to 152 terminals at December 31, 2000. The reduction is the result of further consolidation and rationalization of terminals from cost cutting measures in response to demand, offset by strategic new terminals acquired in 2001.

We operated a total of 7,737 trailers and 3,394 tractors at the end of 2001 compared to 7,526 trailers and 3,491 tractors for year ended December 31, 2000. The decline in tractors, many of which are owned by owner-operators, is largely due to lower demand, offset by new tractor purchases in 2001. The increase in trailers is due to several strategic asset purchases made in 2001, offset by disposals of older equipment.

Operating expenses, excluding depreciation and amortization, totaled $449.0 million in 2001, a decrease of $42.7 million or 8.7% from 2000. This decrease in operating expenses was largely due to the lower shipment volume in 2001 that resulted in lower purchased transportation, compensation and other operating costs due to personnel reductions and cost control. In addition, in 2001 we converted several less profitable terminals to affiliate operations. Together, these factors resulted in reducing our driver wages ($1.0 million) and reducing purchased transportation expense for owner-operators ($29.0 million). These decreases were offset by net increases in purchased transportation for affiliates ($6.6 million) due to the conversions and the pass through payments of fuel surcharge.

Cost cutting initiatives, volume related declines and the conversion of our terminals to affiliate operations reduced overall compensation and benefit expense in 2001 compared to 2000 by ($6.1 million, or 8.3%), as well as selling and administrative costs ($3.8 million, or 21.8%). Fuel, supplies and maintenance decreased $4.0 million in 2001. This decrease was largely the result of ($1.0 million) decrease in our fuel expense due to fuel prices dropping during the second half of the year, plus demand declines. Other volume related operating expenses declined, including declines in tank wash expense of ($1.8 million) and equipment maintenance and other expenses ($1.2 million). Insurance and claims increased ($0.5 million) as a result of new vehicle and workers compensation insurance policies starting in the third quarter of 2001. These higher insurance costs reflect the current unfavorable insurance market for the trucking industry. We were able to recoup a portion of these increased costs through implementation of an insurance surcharge.

Our operating expenses have been impacted by several charges in both 2001 and 2000. We have incurred severance, benefits and other related expenses from cost cutting measures and consolidating terminals that resulted in charges of $1.0 million and $3.2 million in 2001 and 2000, respectively. In addition, we had charges related to the prior operation of CLC of $2.4 million and $6.7 million in 2001 and 2000, respectively. These expenses related primarily to pre-merger accounts receivable, poor experience on pre-merger insurance claims and other expenses associated with the operations of the predecessor companies prior to the merger in 1998.

Depreciation and amortization totaled $33.4 million for 2001 versus $35.3 million in 2000. The decrease is attributable to tractor and trailer equipment acquired at the time of the merger with CLC that became fully depreciated in 2001, offset by higher capital spending on computer related infrastructure and acquisitions of equipment in 2001.

Our operating margin increased to 5.5% in 2001 compared to 5.3% in 2000.

Interest expense remained relatively constant from $40.6 million in 2000 to $40.4 million in 2001. This was the result of lower interest rates on variable term debt that were offset by losses on interest rate swaps on that debt, and additional expenses associated with amending the credit agreement and increased borrowing. Total debt increased in 2001 by $26.9 million primarily to finance strategic terminal and tank wash assets purchased in several areas of the country.

Income tax expense for 2001 was $1.1 million versus $31.2 million for 2000. In 2000, we established a $32.6 million valuation allowance on net deferred tax assets as a result of cumulative losses in recent years.

Our net loss after discontinued operations was $13.4 million for 2001 versus $41.8 million loss in 2000. The decrease in the net loss was due primarily to the valuation allowance on net deferred tax assets and the charges in 2000 discussed above.

Historical Liquidity and Capital Resources Prior to The Transaction

Historically, our primary source of liquidity has been cash flow from operations and borrowing availability under the existing credit facility. The revolving credit facility under the existing credit facility becomes due in June of 2005. We generated $41.3 million, $7.5 million and $25.8 million from operating activities in 2000, 2001 and 2002, respectively. The increase in cash provided by operating activities in 2002 reflects a decrease in days sales outstanding (“DSO”) of accounts receivable during 2002 largely as a result of our increased collection efforts, and timing of payments on our self-insured auto claims and accounts and brokers payable. In 2000, we received $11.0 million of insurance proceeds for environmental claims. Net cash provided by operating activities totaled $26.2 million for the nine months ended September 30, 2003, compared to $12.0 million for the same period in 2002, which was primarily due to the increase in net income.

Capital expenditures totaled $23.1 million, $37.4 million and $15.3 million in 2000, 2001 and 2002, respectively. As of December 31, 2002, we were committed to purchase tractors for $2.0 million. In 2001, several major asset purchases occurred including west coast terminals and new tank wash facilities totaling approximately $14.7 million. In 2002, capital was used to complete the purchase of our new dispatch system and other computer infrastructure, new tractors and a tank wash facility. Net cash used in investing activities in 2000, 2001 and 2002 was $18.7 million, $34.9 million and $7.2 million, respectively. In 2002, we recognized proceeds of approximately $4.3 million in connection with our disposal of the petroleum and mining divisions of Levy. Cash used by investing activities totaled $4.4 million for the nine month period ended September 30, 2003, compared to $2.0 million used for the comparable 2002 period. This increase is the result of reduced proceeds from the disposal of fixed assets, as capital expenditures decreased by $3.4 million.

Net cash (used in) or provided by financing activities was ($20.2 million), $27.3 million and ($20.0 million) in 2000, 2001 and 2002, respectively. The use of cash in 2002 is a result of paying down our revolving debt and from transaction fees associated with the exchange offer described in more detail under “Certain Relationships and Related Transactions – The 2002 Transactions.” In 2001, we reached an agreement with a minority interest shareholder to repurchase shares of CLC preferred stock for the stated value of $2.6 million plus associated costs. In 2001, we increased our total debt by $26.9 million to finance the strategic asset purchases described above. Cash used for financing activities totaled $19.8 million during the nine-month period ended September 30, 2003, compared to $12.0 million used in the comparable period in 2002. This increase is primarily the result of an increase in the repayment of the revolving credit facility by $5.7 million and an increase in the repayment of the term loan of the credit facility by $3.4 million due to the increase in cash flows from operations.

The existing credit facility includes financial covenants which require certain ratios to be maintained. In 2001, a default, for which we received a waiver in October 2001, occurred with respect to the financial covenants in the existing credit facility. In addition, we separately amended the existing credit facility on May 23, 2001, December 14, 2001 and April 5, 2002 to, among other things, modify our financial covenants.

On August 11, 2003, we entered into a seventh amendment to the existing credit facility, which consists of, among other things, the following material provisions:

•	A one year extension of the maturity of the revolving credit facility and Tranche A Term Loan to June 9, 2005,

•	A permanent reduction of the revolving credit facility by $15.0 million to its current $60 million,

•	An increase in the scheduled quarterly principal payment of the Tranche A Term Loan from $225 thousand to $2.1 million beginning with the quarter ending September 30, 2003,

•	A termination of our Canadian subsidiary’s ability to borrow under the revolving credit facility;

•	A conversion of $10.0 million of the outstanding revolving credit facility into a new Tranche E Term Loan, which Tranche E Term Loan is repayable in scheduled quarterly installments of $1.25 million beginning with the quarter ending September 30, 2003; and

•	A pricing increase to, at our option, the Eurodollar rate + 4.25% or the administrative agents’ base rate + 3.25% for all tranches of the term loan (other than the Tranche D Term Loan) and the revolving credit facility.

Our existing credit facility currently provides for a term-loan facility consisting of a $90.0 million Tranche A Term Loan maturing on June 9, 2005, a $105.0 million Tranche B Term Loan maturing on August 28, 2005, a $90.0 million Tranche C Term Loan maturing on February 28, 2006, a $5 million Tranche D Term Loan maturing on March 2, 2006 (or, if earlier, two days following acceleration of any principal amount under the existing credit facility), a $10.0 million Tranche E Term Loan maturing on June 9, 2005 and a $60.0 million revolving credit facility available until June 9, 2005.

As of September 30, 2003, total borrowings under the existing credit facility, including current maturities, were $272.0 million and we would have had borrowing availability of $22.3 million under the revolving credit facility.

On May 30, 2002, Quality Distribution, LLC consummated an exchange offer and consent solicitation as described in more detail under “Certain Relationships and Related Transactions—The 2002 Transactions.”

As a result of the 2002 exchange offer transactions, on May 30, 2002, Quality Distribution, LLC issued $54.5 million aggregate principal amount of the 12.5% Senior Subordinated Secured Notes to the holders of QDI’s 10% Senior Subordinated Notes and the FIRSTS (collectively, the “QDI notes”) participating in the transactions and to Ares Management L.P. Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes are guaranteed on a senior subordinated basis by all of Quality Distribution, LLC’s domestic subsidiaries. The guarantees are full, unconditional, joint and several obligations of the guarantors. Quality Distribution, LLC’s obligations under the 12.5% Senior Subordinated Secured Notes and the guarantor’s obligations under the guarantees are secured by a second priority lien, subject to certain exceptions, on all of our domestic assets and the domestic assets of the guarantors that secure the existing credit facility and the interest rate protection and other hedging agreements permitted thereunder, excluding capital stock and other securities owned or held by us or our existing and future subsidiaries. Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes bear interest at a rate of 12 1/2% per annum, of which 7 1/4% per annum is payable in cash and 5 1/4% per annum is payable in kind, subject to increases in the cash portion if total leverage ratio or senior leverage ratio targets are met.

The carrying amount of Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes has been adjusted by $14.3 million to reflect accounting under SFAS 15 and is being amortized over the life of the 12.5% Senior Subordinated Secured Notes as a reduction in interest expense. After the closing of the transactions, $25.6 million in aggregate principal amount and carrying amount of the QDI notes remained outstanding, but the indenture governing the QDI notes was amended to eliminate most of the restrictive covenants. In addition, as a result of the closing of the 2002 transactions, the amendments to the financial covenants contained in the Fifth Amendment to the existing credit facility became effective as discussed below.

In connection with the exchange offer, deferred debt issue costs relating to the fourth amendment of the existing credit facility totaling approximately $4.2 million and legal and advisory fees relating to the exchange offer totaling approximately $5.9 million were recorded as transaction expenses.

Currently, our primary cash needs consist of capital expenditures and debt service under the existing credit facility, Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes and the QDI notes. We incur capital expenditures for the purpose of replacing older tractors and trailers, purchasing new tractors and trailers, and maintaining and improving infrastructure, including the integration of the information technology system.

The following is a schedule at September 30, 2003 of our long-term contractual commitments, including the current portion of our long-term indebtedness, over the periods that we expect them to be paid under the existing credit facility as amended on August 11, 2003:

	Balance at September 30, 2003	Remainder 2003	2004	2005	2006	After
Operating leases	$—	$788	$2,072	$1,759	$1,190	$—
Total indebtedness, including capital lease obligations	370,656	4,153	15,229	208,789	69,808	72,677

Total	$370,656	$4,941	$17,301	$210,548	$70,998	$72,677

The transactions that occurred on May 30, 2002 significantly changed our capital structure and long-term contractual commitments from those that existed on December 31, 2001. In particular, the transactions reduced our overall level of indebtedness by exchanging $114.4 million principal amount of the QDI notes which were outstanding at December 31, 2001 for approximately $54.5 million principal amount of the 12.5% Senior Subordinated Secured Notes issued by Quality Distribution, LLC and the following securities issued by us: approximately $14.8 million of the 12% Junior PIK Notes due 2009; approximately $30.5 million of 13.75% preferred stock; and warrants to purchase 291,186 shares of our common stock. Further, indebtedness outstanding under the existing credit facility was reduced by $10 million with the cash proceeds received by QDI from the issuance of additional shares of 13.75% preferred stock. The transactions also had the effect of reducing our annual cash debt service requirements because the 12.5% Senior Subordinated Secured Notes bear interest at a rate of 12 1/2% per annum, of which 7 1/4% per annum is paid in cash and 5 1/4% per annum is paid in kind in the form of additional notes, subject to certain adjustments described in more detail under “Description of the New Credit Facility and Other Indebtedness” and the 12% Junior PIK Notes bear interest at a rate of 12% per annum, of which 1% per annum is paid in cash and 11% per annum is paid in kind in the form of additional notes.

At September 30, 2003, our redeemable securities consisted of $51.0 million face amount of mandatorily redeemable preferred stock, redeemable on September 15, 2006, subject to certain exceptions, and redeemable common stock which is redeemable upon the shareholder’s put right anytime after June 15, 2002. The redemption amount for the redeemable common stock is based on a fair market value calculation set forth under the terms of the agreement, which is currently $0. On October 1, 2003, the terms of our preferred stock were amended and our preferred stock is no longer mandatorily redeemable. All outstanding shares of our preferred stock will be converted into shares of common stock on or prior to the completion of the Transaction.

Post-Transaction Liquidity and Capital Resources

The Transaction will significantly change our capital structure and long-term contractual commitments from those that existed on September 30, 2003. Upon completion of the Transaction, our primary cash needs will consist of capital expenditures and our debt service under the new credit facility and the new notes.

We will continue to incur capital expenditures for the purpose of replacing older tractors and trailers, purchasing new tractors and trailers, and maintaining and improving infrastructure. The following is a schedule, as of September 30, 2003 on a pro forma basis to give effect to the Transaction, of our long-term contractual commitments, including the current portion of our long-term indebtedness, over the periods that we expect them to be paid (dollars in thousands):

	Balance at September 30, 2003	Remainder 2003	2004	2005	2006	After
Operating leases	$—	$788	$2,072	$1,759	$1,190	$—
Total indebtedness, including capital lease obligations	272,845	345	1,400	1,400	8,900	260,800

Total	$272,845	$1,133	$3,472	$3,159	$10,090	$260,800

Additionally, as of September 30, 2003, we had $30.5 million of environmental liabilities, $15.9 million of pension plan and other long-term insurance claim obligations we expect to pay out over the next five to seven years and $31.2 million in letters of credit outstanding.

The following is a schedule of our indebtedness, exclusive of capital lease obligations, at September 30, 2003, as adjusted to give effect to the Transaction, over the periods we are required to pay such indebtedness (dollars in thousands).

	New credit facility	FIRSTS	New notes	Total
	Term
2003	$—	$—	$—	$—
2004	1,400	—	—	1,400
2005	1,400	—	—	1,400
2006	1,400	7,500	—	8,900
Thereafter	135,800	—	125,000	260,800

	$140,000	$7,500	$125,000	$272,500

Following the Transaction, Quality Distribution, LLC will have the ability to incur additional debt, subject to limitations imposed by the new credit facility and the indenture governing the new notes. Under the indenture governing the new notes, in addition to specified permitted indebtedness, Quality Distribution, LLC will be able to incur additional indebtedness so long as on a pro forma basis Quality Distribution, LLC’s consolidated fixed charge coverage ratio (the ratio of Consolidated EBITDA (as defined in the indenture for the new notes) to consolidated fixed charges) is 2.0 to 1.0 or greater. For the twelve month period ended September 30, 2003, on a pro forma basis after giving effect to the Transaction, Quality Distribution, LLC Consolidated EBITDA (as defined in the indenture for the new notes) would have been approximately $67.7 million and Quality Distribution, LLC consolidated fixed charge coverage ratio would have been 3.3 to 1.0.

The new credit facility will include financial covenants which require certain ratios to be maintained. These ratios will include the interest coverage ratio, the ratio of consolidated EBITDA to consolidated interest expense, and the consolidated total leverage ratio, which is the ratio of consolidated total debt to consolidated EBITDA. As of September 30, 2003, on a pro forma basis Quality Distribution, LLC would have been in compliance with these financial covenants and the other covenants contained in the new credit facility.

If our operating cash flow and borrowings under the new revolving credit facility are not sufficient to satisfy our capital expenditures, debt service and other long-term contractual commitments, we will be required to seek alternative plans. These alternatives would likely include another restructuring or refinancing of our long-term debt, the sale of a portion or all of our assets or operations or the sale of additional debt or equity securities. If these alternatives are not available in a timely manner or on satisfactory terms, or are not permitted under our existing agreements, we may default on some or all of our obligations. If we default on our obligations, including our financial covenants required to be maintained under the new credit facility, and the debt under the indenture for the new notes were to be accelerated, our assets may not be sufficient to repay in full all of our indebtedness, including the new notes, and we may be forced into bankruptcy.

We have historically sought to acquire smaller local operators as part of our program of strategic growth. We continue to evaluate potential accretive acquisitions in order to capitalize on the consolidation occurring in the industry and expect to fund such acquisitions from available sources of liquidity, including borrowings under the revolving credit facility.

Upon completion of the Transaction, we will realize greater flexibility in our debt structure and will have significantly reduced the amount of our long-term debt. For a description of the anticipated terms of the new credit facility, see “Description of the New Credit Facility and Other Indebtedness—The New Credit Facility.”

While uncertainties relating to environmental, labor and regulatory matters exist within the trucking industry, management is not aware of any trends or events likely to have a material adverse effect on liquidity or the accompanying financial statements. The new credit facility will be affected by many factors, including our financial results, operating cash flows and total indebtedness. We believe that following the Transaction, based on current levels of operations and anticipated growth, our cash flow from operations, together with available sources of liquidity, including borrowings under the new credit facility, will be sufficient to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including obligations under the new credit facility and satisfy other long-term contractual commitments for the next twelve months.

As a holding company with no significant assets other than ownership of 100% of Quality Distribution, LLC’s membership units, we also depend upon Quality Distribution, LLC’s cash flows to service our debt. Following the Transaction, Quality Distribution, LLC’s ability to make distributions to us will be restricted by the covenants contained in the new credit facility and the indenture governing the new notes. However, Apollo as our controlling stockholder, may have an interest in pursuing reorganizations, restructurings or other transactions involving us that, in their judgment, could enhance their equity investment even though those transactions might involve increasing Quality Distribution, LLC’s leverage or impairing Quality Distribution, LLC’s creditworthiness in order to decrease QDI’s leverage. While the restrictions in the indenture governing the new notes will cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture governing the new notes may not afford the holders of the new notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. Although QDI has no current intention to engage in these types of transactions, there can be no assurance it will not do so in the future if permitted under the terms of the new credit facility and the indenture governing the new notes.

On August 13, 2003, a truck operated by Advent Logistics under dispatch from Quality Carriers, Inc. accidentally disengaged its tank trailer, releasing approximately 6,000 gallons of liquid xylene on a roadway in a rural area in Pikeville, Kentucky. All emergency response authorities were timely notified, and the spill was successfully contained by hazardous materials crews mobilized at the site. We estimate remedial expense and business interruption claims from affected businesses to be $1.5 million, which was recorded as insurance claims expense in the third quarter.

Quantitative and Qualitative Disclosures about Market Risk

We utilize derivative financial instruments to reduce our exposure to market risk from changes in interest rates and foreign exchange rates. The instruments primarily used to mitigate these risks are interest rate swaps and foreign exchange contacts. All derivative instruments held by us are designated as hedges, and accordingly, the gains and losses from changes in derivative fair values are recognized as comprehensive income as required by SFAS 133. Gains and losses upon settlement are recognized in the statement of operations or recorded as part of the underlying asset or liability as appropriate. We are exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major financial institutions; and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swaps or foreign exchange contracts for trading purposes.

We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings under our existing credit facility. With the adoption of the seventh amendment to our existing credit facility, floating rates are based, at our option, upon the administrative agent’s base rate plus a margin ranging from 1.00% to 3.25% or upon the Eurodollar rate plus a margin ranging from 2.00% to 4.25%. A 10% increase in the current per annum interest rate would result in $1.5 million additional interest expense. We anticipate that upon entering into the new credit facility, interest rates for the revolving credit facility will be based, at Quality Distribution, LLC’s option, upon the administrative agent’s base rate plus a margin of 2.50% or upon the Eurodollar rate plus a margin of 3.50%, and interest rates for the term loan will be based, at Quality Distribution, LLC’s option, upon the administrative agent’s base rate plus a margin of 2.0% or upon the Eurodollar rate plus a margin of 3.0% in each case subject to reductions in the applicable margins for the revolving credit facility and term loan only if we reduce our total consolidated leverage below certain levels. As of September 30, 2003, we had no outstanding interest rate swaps.

We may incur economic losses due to adverse changes in foreign currency exchange rates, primarily with fluctuations in the Canadian dollar. A 10% adverse change in foreign currency exchange rates would not have a material impact on our results of operation. At September 30, 2003, we had no active foreign currency hedge agreements.

BUSINESS

Overview

We operate the largest dedicated bulk tank truck network in North America based on bulk service revenues, and we believe we have twice the revenues of our closest competitor in our primary chemical bulk transport market. The bulk tank truck market in North America includes all items shipped by bulk tank truck carriers and consists primarily of the shipping of chemicals, gasoline and food-grade products. We transport a broad range of chemical products and provide our customers with value-added services, including intermodal, transportation management, transloading, tank cleaning, dry-bulk hauling, leasing and other logistics services. We extensively utilize third-party affiliate terminals and owner-operator drivers in our core bulk service network. Our non-asset based operations enable us to minimize our capital investments and increase the flexibility of our cost structure, while providing superior localized customer service. We are a core carrier for many of the Fortune 500 companies engaged in chemical processing, including Dow Chemical Company, Procter & Gamble Company, E.I. Dupont and PPG Industries, and we provide services to each of the top 100 chemical producers in the world with U.S. operations. We expect to grow as our customers continue to outsource more of their transportation management and logistics needs to full-service carriers such as ourselves. As a result of our leading market position, flexible business model and decentralized operating structure, we believe we are well positioned to benefit from current industry trends. Operating revenues and operating income were $516.5 million and $27.3 million, respectively, for the year ended December 31, 2002. For the nine months ended September 30, 2003, we generated operating revenues and operating income of $426.3 million and $30.2 million, respectively, representing growth rates of 9.2% and 23.2%, respectively, over the comparable period in 2002.

Our company was formed in 1994 as a holding company known as MTL Inc., and consummated its initial public offering on June 17, 1994. On June 9, 1998, MTL Inc. was recapitalized through a merger with a corporation controlled by Apollo Investment Fund III, LP. As a result of the recapitalization, MTL Inc. became a private company. On August 28, 1998, we completed our acquisition of Chemical Leaman Corporation and its subsidiaries (“CLC”). Through the 1998 acquisition, we combined two of the then leading bulk transportation service providers namely, Montgomery Tank Lines, Inc. and Chemical Leaman Tank Lines, Inc. under one holding company, Quality Carriers, Inc. (“QCI”). In 1999, we changed our name from “MTL Inc.” to “Quality Distribution, Inc.”

In 2000, we began assembling a new management team to guide the post-merger integration of our predecessor companies and position us for profitable future growth. Led by Thomas L. Finkbiner, who joined us in November 1999 as our President and Chief Executive Officer with over 20 years of industry experience, our new management team undertook several major initiatives designed to enhance our operating flexibility, upgrade and standardize our business processes, improve our customer service and increase our profitability. Most of these initiatives, which are described below, were completed during 2002, and are now beginning to yield benefits as reflected in our operating results for the nine months ended September 30, 2003.

•	We significantly expanded the use of affiliate terminals and owner-operator drivers in our transformation to a more non-asset based business model.

•	We installed a new order entry, dispatch and billing system, a new decision support system and a new mobile satellite communication system.

•	We established new standard operating procedures for customer service and safety and implemented a new field operating structure utilizing regional vice-presidents to monitor compliance with these procedures.

•	We added several terminals and tank wash facilities in strategic locations to fill out our core bulk network.

•	We began offering additional, value-added services that complement our core bulk service and offer attractive growth potential, including intermodal services and third-party logistics.

•	We implemented a new yield management system and other profit improvement initiatives.

•	We sold a non-core petroleum and mining trucking business.

We believe that we will realize significant additional financial benefits from these and other strategic initiatives as the chemical industry recovers from its recent downturn.

Our Industry

We estimate, based on industry sources, that the for-hire North American bulk tank truck industry generated revenues of approximately $5.0 billion in 2002. We estimate that our primary chemical bulk transport market consists of a greater than $2.5 billion for-hire segment. We operate in the highly fragmented for-hire segment of the chemical bulk transport market where we have achieved a leading market share of approximately 20%. Our competition in the for-hire segment includes more than 200 smaller, primarily regional carriers. In addition to the for-hire segment, we also compete for the private fleet segment of the market, which we estimate is an approximately $2.4 billion market, by targeting private fleet operators who would benefit from outsourcing their transportation needs to us. Because we operate the largest dedicated bulk tank truck network in North America, we believe we are well-positioned to expand our business by converting private fleets.

Industry growth is generally dependent on volume growth in the industrial chemical industry and on the rate at which chemical companies outsource their transportation needs. According to Modern Bulk Transporter, total chemical shipments declined by 13% between 1999 and 2002, and according to Chemical Week and management estimates, industry growth is expected to be flat in 2003. As competitive pressures force chemical companies to reduce costs and focus on their core businesses, we believe that chemical companies will continue to consolidate their shipping relationships and seek to outsource a greater portion of their transportation management and logistics needs to third-party carriers. We believe that large, full-service carriers, like us, who can provide a broad range of value-added services on a nationwide basis, will benefit from this outsourcing trend and will be able to grow faster than the overall bulk tank truck industry.

Our industry is characterized by high barriers to entry such as (i) the time and cost required to develop the capabilities necessary to handle sensitive chemical cargo, (ii) the financial and managerial resources required to recruit and train drivers, (iii) substantial industry regulatory requirements and (iv) the significant capital investments required to build a fleet of equipment and establish a network of terminals. In addition, the industry continues to experience consolidation due to economic and competitive pressures, increasing operating costs for driver recruitment and insurance, and increasing capital investments for equipment and technology. As the cost and complexity of operating a bulk tank truck business increase and smaller competitors continue to exit the industry, we believe that large, well established carriers like ourselves will increase market share and grow faster than the overall industry.

Our Strengths

Largest tank truck network in a fragmented industry.    We provide our customers with access to the largest captive trailer network in the industry, consisting of more than 7,800 bulk tank trailers. In addition, our nationwide network of 156 terminals covers all major chemical markets and enables us to serve customers with both national and regional shipping requirements. In 2002, we provided transportation services to over 4,000 chemical plant locations in North America. Our size allows us, our affiliates and our owner-operators to benefit from efficiencies through greater network density and economies of scale in the purchasing of supplies and services, including fuel, tires and insurance coverage. Our size also enables us to invest in strategic assets and new technologies that increase our operating efficiency and lower our costs.

Flexible non-asset based business model.    Our extensive use of affiliates and owner-operators results in a more variable cost structure, increases our asset utilization, contributes to the stability of our cash flow and increases our return on capital. For the nine months ended September 30, 2003, affiliates and owner-operators accounted for approximately 84% of our revenues. Affiliates are independent contractors that, through comprehensive contracts with us, operate their terminals exclusively for us. Affiliates are responsible for the capital investments and operating expenses related to their terminals. Adding new affiliates enables us to expand our geographic coverage with minimal additional capital investment. In addition, the conversion of company-owned terminals to affiliate status generally improves our operating margins, and we plan to continue to convert the substantial majority of our terminals in the future. From 1999 to 2002, the percentage of our revenues generated by affiliate terminals has increased from 38% to 53%, and we estimate that approximately 64% of revenues will be generated by affiliates by the end of 2003. Owner-operators are independent contractors who supply one or more tractors and drivers for our own or our affiliates’ exclusive use. By using owner-operators who are responsible for all applicable trip expenses, including maintenance and fuel, we can avoid the high capital costs of purchasing and maintaining tractors. As of September 30, 2003, affiliates and owner-operators provided approximately 80% of the tractors in our network.

Core carrier to top 100 chemical companies.    We provide services to each of the top 100 chemical producers in the world with U.S. operations. Our ability to maintain these business relationships reflects our service performance and commitment to safety and reliability. We have established long-term customer relationships with these clients, which helps us attract and retain experienced affiliate terminal operators and drivers.

Broad menu of complementary services.    Our ability to provide value-added services that complement our core liquid bulk transport service differentiates us from smaller competitors and enables us to gain market share, particularly with large customers that seek to use a limited number of core carriers. By capitalizing on our scale, we are able to offer additional value-added services such as intermodal, transportation management, transloading, tank cleaning, dry-bulk hauling, leasing and other logistics services that can be customized to meet a customer’s specific needs to improve its operating efficiency. By increasing the number of services offered to our customers, we enhance our position as a leading national full-service provider in the industry.

Enhanced productivity and efficiency through installed technology.    We utilize technology to improve our customer service and operating efficiency. We have equipped over 90% of our tractor fleet with the Qualcomm OmniTRACS® a mobile satellite communications system which enables us to continuously monitor our tractors and communicate with our drivers in the field. Through this system, we believe we are one of only a few companies in the bulk transport industry that enables customers to track the location and monitor the progress of their cargo through the internet on a real time basis. In addition, our website allows our customers to view bills and generate customized service reports. We have implemented TMW, a centralized order entry, dispatch and billing program which enhances our control over our equipment and drivers thereby increasing utilization and productivity. We have also implemented a yield management system, which enables our terminal operators to deploy assets where they can generate optimal profitability.

Our Strategy

We believe that industry trends such as consolidation and outsourcing, our leading competitive position and our unique business model offer us significant opportunities to grow. Our business strategy is designed to take advantage of these growth opportunities. By implementing our strategy, we believe that we can continue to add value to our customers and increase our market share, revenues, margins and cash flow. The key elements of our business strategy are as follows:

Add new affiliates and convert private fleets.    We believe there are significant opportunities to enhance revenue growth by affiliating additional third-party carriers into our network. Typically, these carriers compete at a disadvantage due to their limited size and regional focus. By joining our affiliate network, they have the opportunity to serve a national customer base, achieve economies of scale through centralized corporate support functions and cost-effective purchasing, and improve utilization through increased backhaul. We also intend to grow by continuing to target the $2.4 billion private fleet segment of the chemical bulk transport industry. By outsourcing their transportation needs to us, private fleet operators can refocus the financial and managerial costs associated with maintaining in-house transportation functions back into their core business. Over the last 12 months, we have added seven new affiliates and converted one private fleet operation, which we estimate will add approximately $28.8 million of revenues per year.

Expand scope of service capabilities.    We plan to continue to expand the scope of our service capabilities in order to serve the growing needs of our customer base. As our customers continue to focus on their core business, we believe that they will increasingly rely on primary service providers like us to provide value-added services such as intermodal, transportation, management, transloading, tank cleaning, dry-bulk hauling, leasing and other logistics services. In December 2002, we began to manage the load scheduling and dispatching function for one of our largest customers in two facilities, and expanded to thirteen facilities by July 2003. We believe that as our customers outsource a larger share of their transportation function to core carriers, they will prefer to partner with well-established full-service providers like ourselves.

Leverage our non-asset based business model.    We will continue to convert existing company-owned terminals to affiliate status and expand our use of owner-operators. Our affiliate program has greatly reduced the amount of capital needed to maintain and grow our terminal network and has allowed us to increase profitability as affiliate conversions increase margins and reduce overhead. Our extensive use of owner-operators reduces the amount of capital we need to expand our fleet of tractors, which are more expensive and have significantly shorter economic lives than trailers. These and other factors have allowed us to concentrate our capital spending on systems-related projects where we can achieve higher returns on capital through improved yield management, and have also allowed us to reduce net maintenance capital expenditures to less than $10 million in 2002. We expect that our emphasis on non-asset based operations will allow us to minimize the capital required to operate our fleet and terminal network and further improve our return on capital.

Development of Our Company

Our company was formed in 1994 as a holding company known as MTL Inc., and consummated its initial public offering on June 17, 1994. On June 9, 1998, MTL Inc. was recapitalized through a merger with a corporation controlled by Apollo Investment Fund III, LP. As a result of the recapitalization, MTL Inc. became a private company. On August 28, 1998, we completed our acquisition of Chemical Leaman Corporation and its subsidiaries (“CLC”). Through the 1998 acquisition, we combined two of the then leading bulk transportation service providers, namely, Montgomery Tank Lines, Inc. and Chemical Leaman Tank Lines, Inc., under one operating company, Quality Carriers, Inc. In 1999, we changed our name from “MTL Inc.” to “Quality Distribution, Inc.”

QDI is owned principally by the Apollo Funds, each of which is an affiliate of Apollo Management, L.P. As of September 30, 2003, Apollo owned approximately 87.4% of QDI’s common stock, certain other investors owned approximately 9.8%, and our management owned approximately 2.8%. On a fully diluted basis after giving effect to stock options and warrants, as of September 30, 2003, the Apollo Funds owned approximately 77.9% of QDI’s common stock, certain other investors owned approximately 17.4% and our management owned approximately 4.7%.

The following chart illustrates our corporate structure and capital structure as of September 30, 2003, on a pro forma basis after giving effect to the Transaction.

•         We are or will be the:

—issuer of our common stock;

—guarantor under Quality Distribution, LLC’s new credit facility;

—guarantor of the new notes; and

—issuer of the Series B Floating Interest Rate Subordinated Term Securities due 2006 (the “FIRSTS”).

•         Quality Distribution, LLC will be:

—a co-issuer of the new notes; and

—the borrower under the new credit facility.

•         QD Capital will be a co-issuer of the new notes.

•         All of Quality Distribution LLC’s domestic subsidiaries (including QD Capital) will be guarantors under the new credit facility.

•         All of Quality Distribution LLC’s domestic subsidiaries (other than QD Capital) are or will be the:

—guarantorsof the new notes; and

—guarantorsof the FIRSTS.

Bulk Transportation Services

We are primarily engaged in the business of bulk transportation of liquid and dry chemical products. Business services are provided through company-owned and affiliate terminals. As of September 30, 2003, 75 of 156 locations were company operations and the remaining locations were affiliate operations. Owner-operators are heavily relied upon to fulfill driver and tractor needs at both company and affiliate terminals. We believe the combination of the affiliate program and the emphasis on the use of owner-operators result in an efficient and flexible operating structure that provides superior customer service.

Affiliate Program

Affiliates are established and maintained by their owners as independent companies with individualized, parochial profit incentives designed to stimulate and preserve the entrepreneurial motivation common to small business owners. Each affiliate enters into a comprehensive contract with QCI pursuant to which the affiliate is required to operate its bulk tank truck enterprise exclusively for and on behalf of QCI. Each affiliate is supported by our corporate staff and is linked via computer to central management’s information systems located at the Tampa, Florida headquarters of QDI. New affiliate candidates are ordinarily selected from QCI’s management/employee pool, thereby “jump-starting” the new business opportunity with an experienced, savvy owner/manager, significantly reducing “ramp-up” time, while simultaneously improving the chances for both operating and financial success.

Affiliates gain multiple benefits from their relationship with QCI, such as improved equipment utilization through access to our network of operating terminals, access to and enhancement of our broad national and local customer relationships, national and local driver recruitment programs, standardized safety training (for drivers, tankwashers and mechanics) at our six (6) Safety Schools, and expanded marketing and sales resources, combined with sophisticated marketplace/competitive research. Affiliates gain further value from QCI’s management information systems which provide essential operating and financial reports, while simplifying daily operating situations with system-wide technology support (TMW Systems, Incorporated (“TMW”) dispatch/billing platforms and Qualcomm en-route electronic linkage with each vehicle). Affiliates also derive significant financial benefit through our purchasing leverage on items such as insurance coverage, tractors, trailers, fuel, tires, health care, and other significant operating requirements.

Affiliates predominantly operate under the marketing identity of QCI and typically receive a percentage of gross revenues from each shipment they transport. Affiliates are responsible for their own operating expenses, such as fuel, licenses and worker’s compensation insurance. We pay affiliates each week on the basis of completed billings to customers from the previous week. Our weekly settlement program automatically deducts any amounts advanced to affiliates (and their individual drivers) for fuel, insurance, loans or other miscellaneous operating expenses, including rental charges for QCI’s tank trailers. We reimburse affiliates for certain expenses billed back to customers, including fuel, tolls and scaling charges.

Our contracts with affiliates typically carry a term ranging from one to five years and thereafter renew on an annual basis, unless terminated by either party. Affiliate contracts uniformly contain restrictive covenants prohibiting them from competing directly with QCI for a period of one year following termination of the contract. In addition, affiliates are required to meet all QCI standard operating procedures as well as being required to submit regular financial statements.

Affiliates engage and/or employ their own drivers and personnel. All affiliate personnel must meet QCI’s operating standards/requirements.

Affiliates are required to pay for and provide evidence of their own workers’ compensation coverage, which must meet both company-established and statutory coverage levels. Affiliates are provided, as part of their contract, auto and general liability insurance, subject to certain deductibles per incident. Expenses exceeding the prescribed deductible limits of the affiliate are the responsibility of QCI or its insurer. For an additional fee, our subsidiary, Power Purchasing Inc. (“PPI”), makes available additional insurance to affiliates for physical damage coverage, operating a tractor without a trailer, health care, life insurance, and garage-keepers insurance.

Drivers and Owner-Operators

At September 30, 2003, we utilized 3,269 drivers. Of this total, 1,840 were owner-operators, 1,077 were affiliate company drivers and 352 were company drivers.

Owner-Operators

QCI terminals and affiliates extensively utilize owner-operators. Owner-operators are independent contractors who, through an exclusive contract with QCI, supply one or more tractors and drivers for QCI or affiliate use. QCI retains owner-operators under contracts generally terminable by either party upon short notice.

In exchange for the services rendered, owner-operators are generally paid a fixed percentage of the revenues generated for each load hauled or on a per mile rate. The owner-operator pays all tractor operating expenses such as fuel, physical damage insurance, tractor maintenance, fuel taxes and highway use taxes. However, we reimburse owner-operators for certain expenses passed through to our customers, such as fuel surcharges, tolls and scaling charges. QCI attempts to enhance the profitability of our owner-operators through purchasing programs that take advantage of our significant purchasing power. These programs cover such operating expenses as fuel, tires, occupational accidental and physical damage insurance.

Owner-operators utilized by QCI or an affiliate must meet specified guidelines for driving experience, safety records, tank truck experience and physical examinations in accordance with U.S. Department of Transportation (“DOT”) regulations. We emphasize safety to our independent contractors and their drivers and maintain driver safety inspection programs, safety awards, terminal safety meetings and stringent driver qualifications.

Driver Recruitment and Retention

QCI and its affiliates dedicate significant resources to recruiting and retaining owner-operators and our own company drivers. Company drivers and owner-operators are hired in accordance with specific guidelines regarding safety records, driving experience and a personal evaluation by our staff. We employ only qualified tank truck drivers with a minimum of two years of over-the-road, tractor-trailer experience. These drivers are required to attend a rigorous training program conducted at one of our six safety schools.

Driver recruitment and retention is a primary focus for all operations personnel. Each terminal manager has direct responsibility for hiring drivers. We use many of the traditional methods of driver recruitment as well as using many newer methods of driver recruitment, including the use of the Internet and the efforts of the President’s Team.

The President’s Team is a group consisting of our very best drivers, whose mission it is to recruit and retain drivers while promoting QCI to customers. The equipment utilized by the President’s Team distinguishes these drivers, thereby providing another tool in our continuous driver recruiting efforts. The President’s Team maintains contact with new candidates throughout the hiring process. They also provide insight on the issues important to our current drivers and owner-operators. In 2001, a comprehensive Driver Excellence Program was implemented to reward our best drivers with recognition and awards based on meeting standards of excellence in productivity, safety and positive Company image. QCI added a centralized recruiting department at the Tampa corporate office during 2002.

Other Personnel

As of September 30, 2003, we employed 430 support personnel, including 225 employed at our corporate office in Tampa, Florida. Our field operations consist of 726 employees, including 52 mechanics, 178 tank cleaners and 205 other support, clerical and administrative personnel.

Where appropriate, the field management is responsible for hiring mechanics, customer service and tank wash personnel. We provide our employees with health, dental, vision, life, and other insurance coverages subject to certain premium sharing and deductible provisions. These and other insurance programs are available to affiliates and owner-operators for a fee.

Union Labor

As of September 30, 2003, we had 252 employees (128 drivers) in trucking, maintenance or cleaning facilities and approximately 125 employees of three affiliate terminals who were members of the International Brotherhood of Teamsters.

Customer Service, Quality Assurance and Billing

Our Quality Assurance Program is designed to enable the achievement of superior customer service through the development and implementation of Standardized Operating Procedures for each area within our company. The procedures provide guidance in such areas as marketing, contracts, dispatch and terminal operations, driver hiring, safety and training, trailer operations, tractor operations, administrative functions, payroll, settlements, insurance, data processing and fuel tax administration.

We also have an Internal Audit department which helps monitor and ensure compliance with company policies and procedures.

We have also implemented a Quality Corrective Action procedure to identify, document and correct safety and service non-conformance. This procedure collects non-conformance data so that all levels of the organization can better understand where processes breakdown causing a non-conformance. This information is also reported back to many of our customers in the form of monthly service reports. Service reporting is required by an increasing number of chemical shippers.

During the third quarter of 2002, QCI completed its initiative to centralize the billing function for all Company terminals and some affiliate terminals in order to gain better quality control over the billing and invoicing processes. At the same time, QCI completed its conversion to the TMW billing application, which integrated the dispatch and billing systems. See “—Technology” section below.

Mobile Communications

Over 90% of our entire tractor fleet is equipped with the Qualcomm OmniTRACS® mobile satellite communications system. This system provides continuous monitoring and two-way communications with tractors in transit. The information generated by this system is used to track load status, optimize the use of drivers and equipment and respond to emergency situations.

Technology

In 2001, QCI purchased and began implementing a new operating system for dispatching trucks. The system was purchased from TMW, a company with over 500 customer installations. The rollout of this program was completed in the third quarter of 2002 for all U.S. operations.

The TMW software enhances our ability to track our drivers, tractors, trailers and manage the business better at a tactical level. The software handles order entry, resource planning, dispatch, and communications, through Qualcomm OmniTRACS® integration and auto-rating of invoices. The software is another step in the continued upgrading of systems utilized in our trucking subsidiaries: installation of an IBM storage and multi-server network, which centralized the data and increased reliability, adding TMW for resource tracking, completing Qualcomm OmniTRACS® installation for communications and equipment location updates, introduction of imaging at all locations, and the incorporation of all of this data into our website at http://www.qualitydistribution.com. Information contained on our website does not constitute a part of this prospectus. These projects add to the productivity of our employees and equipment, which we believe result in improved value to our customers.

Leasing

We lease tractors and trailers to affiliates and other third parties, including shippers. Tractor lease terms range from 6 to 60 months and may include a purchase option. Trailer lease terms range from 1 to 84 months and do not include a purchase option. We have the largest stainless steel trailer fleet in North America and derive a portion of our income from leasing these units to customers and affiliates.

Tank Wash Operations

To maximize equipment utilization and efficiency we rely on thirty-two tank wash facilities owned and operated by our subsidiary, Quala Systems, Inc. (“QSI”), two tank wash facilities owned and operated by our subsidiary, Transplastics, Inc. (“TPI”) and fifteen affiliate-owned tank wash facilities located throughout our operating network. These facilities allow us to generate additional tank washing fees from non-affiliated carriers and shippers. Management believes that the availability of these facilities enables us to provide an integrated service package to our customers and minimize the risk of cost escalation associated with reliance on third party tank wash vendors.

Intermodal and Transloading

In support of our liquid and dry bulk truck operations, we offer our customers supplementary services in the areas of import/export container drayage to and from major port operations, domestic intermodal door-to-door service, and railcar to truck transloading services.

In order to take advantage of the ever-changing balance of global chemical industry trade, QCI has developed the capability to operate inland trucking services for the transportation of liquid bulk containers on special chassis. Domestic intermodal operation is accomplished through the use of our drivers at both the origin and destination facilities, loading and unloading the product, while the linehaul portion of the trip is performed on rail intermodal train service. This allows shippers to combine a consistent service with an economical way to serve long-haul markets. The ability to offer railcar to truck transloading service is another niche product that can provide the customer a cost-effective supply chain alternative for prepositioned inventory and to serve end-customers that are not served by any railroad.

Owner-Operator and Affiliate Services

Through PPI we offer insurance products and other services to both our internal and external fleet and to our owner-operators at favorable prices. By offering purchasing programs that take advantage of our significant purchasing power for products and services such as tractors, fuel and tires as well as automobile, general liability and workers’ compensation insurance, we believe we strengthen our relationship with our owner-operators and improve driver recruitment. We also actively market these products and services to other customers.

Load Brokerage Services

We provide load brokerage services to enhance our ability to handle our customers’ trucking requirements. To the extent that we do not have the equipment necessary to service a particular shipment, we will broker the load to another carrier, thereby meeting the customer’s shipping needs and generating additional revenues for us. Through our relationship with over sixty independent bulk carriers, we can assure timely response to customer needs.

Tractors and Trailers

As of September 30, 2003, we operated a fleet of 7,884 tank trailers. The majority of these tanks are single compartment, chemical-hauling trailers. The balance of the fleet is made up of multi-compartment trailers, dry bulk trailers and special use equipment. The chemical transport units typically have a capacity between 5,000 to

7,000 gallons and are designed to meet Department of Transportation specifications for transporting hazardous materials. Each trailer is designed for a useful service life of 15 to 20 years, though this can be greatly extended through upgrades and modifications.

We acquire new tractors with an initial utilization period of five years. The useful life of a tractor may be extended if restoration or an overhaul is performed. As of September 30, 2003, we operated 3,441 tractors of which 679 were owned by us, 1,786 were operated by owner-operators, and 976 were operated by affiliate drivers.

Many of our and our affiliate terminals provide preventative maintenance and receive computer-generated reports that indicate when inspection and servicing of units are required. Our maintenance facilities are registered with the Department of Transportation and are qualified to perform trailer inspections and repairs for our fleet and equipment owned by third parties. We also rely on unaffiliated repair shops for many major repairs. In 2002, we implemented a new maintenance tracking, invoicing and reporting system, which is now fully operational at all of our domestic company-owned terminals.

The following table shows the age of trailers and tractors we operated that were in service as of December 31, 2002. All numbers are approximated as of such date:

TRAILERS(1)	Less Than 3 Years	3-5 Years	6-10 Years	11-15 Years	16-20 Years	Greater Than 20 Years	Total
Company	7	534	1,450	1,383	1,184	1,638	6,196
Affiliate	68	322	285	127	116	175	1,093
Shipper-owned	12	79	58	66	30	31	276

Total	87	935	1,793	1,576	1,330	1,844	7,565

TRACTORS(1)	Less Than 3 Years	3-5 Years	6-10 Years	11-15 Years	Greater Than 15 Years	Total
Company	160	166	415	18	34	793
Affiliate	236	326	196	36	8	802
Owner-Operator	160	633	793	125	57	1,768

Total	556	1,125	1,404	179	99	3,363

(1)	Age based upon original date of manufacture; tractor/trailer may be substantially refurbished or re-manufactured.

Marketing

We conduct our marketing activities at both the national and local levels. We employ geographically dispersed sales managers who market our services primarily to national accounts. These sales managers have extensive experience in marketing specialized tank truck transportation services. The corporate sales staff also concentrates on developing dedicated logistics opportunities. Our senior management is actively involved in the marketing process, especially in marketing to national accounts. In addition, significant portions of our marketing activities are conducted locally by our terminal managers and dispatchers who act as local customer service representatives. These managers and dispatchers maintain regular contact with shippers and are well positioned to identify the changing transportation needs of customers in their respective geographic areas.

Customers

Our revenue base consists of customers located throughout North America, including many Fortune 500 companies such as the Dow Chemical Company, Procter & Gamble, PPG Industries and E.I. Dupont. As of December 31, 2002 and 2001, approximately 85% of trade accounts receivable were due from companies in the liquid chemical and bulk food products industries, respectively. In 2002, 2001 and 2000, Dow Chemical accounted for approximately 12.6%, 12.5% and 7.5% of operating revenue, respectively. In 2002, our 10 largest customers accounted for 30.8% of operating revenues.

Administration

As of September 30, 2003, we operated 156 terminals throughout the United States, Canada and Mexico. Company-owned and affiliate terminals operate as separate profit centers and terminal managers are responsible and accountable for most operational decisions. Effective supervision requires maximum personal contact with customers and drivers. Therefore, to accomplish mutually defined operating objectives, the functions of customer service, dispatch and general administration typically rest within each terminal. Cooperation and coordination is further encouraged by the Quality Carriers, Inc. backhaul program.

From the corporate offices in Tampa, Florida, management monitors each terminal’s operating and financial performance, safety and training record, accounts receivable and customer service efforts. Terminal managers ensure the terminals remain in strict compliance with safety, maintenance, customer service and other operating procedures. Senior corporate executives, safety department personnel and audit department personnel conduct unannounced visits to verify terminal compliance. We strive to achieve uniform service and safety at all company-owned and affiliate terminals, while simultaneously affording terminal managers the freedom to focus on generating business in their region.

Competition

The tank truck business is extremely competitive and fragmented. We compete primarily with other tank truck carriers and private carriers in various states and Canada. With respect to certain aspects of our business, we also compete with intermodal transportation and railroads. Intermodal transportation has increased in recent years. In 2001, a major competitor, Matlack Systems, Inc., went bankrupt and ceased operations.

Competition for the freight transported by us is based primarily on rates and service. Management believes that we enjoy significant competitive advantages over other tank truck carriers because of our low fixed cost structure, overall fleet size, national terminal network and tank wash facilities.

Our largest competitors are Trimac Transportation Services Ltd., Schneider National, Inc. and Superior Carriers, Inc.; however, there are many other smaller recognized tank truck carriers, most of whom are primarily regional operators.

We also compete with other motor carriers for the services of our drivers and owner-operators. Our overall size and our reputation for good relations with affiliates and owner-operators have enabled us to attract a sufficient number of qualified professional drivers and owner-operators.

Competition from non-trucking modes of transportation and from intermodal transportation would likely increase if state or federal fuel taxes were to increase without a corresponding increase in taxes imposed upon other modes of transportation.

Risk Management and Insurance/Safety

The primary insurable risks associated with our business are bodily injury and property damage, workers’ compensation claims and cargo loss and damage. We maintain insurance against these risks and are subject to liability as a self-insurer to the extent of the deductible under each policy. We currently maintain liability insurance for bodily injury and property damage in the amount of $55 million per incident, with a $5 million per incident deductible. There is no aggregate limit on this coverage.

We currently maintain a $1 million per incident deductible for workers’ compensation insurance coverage. We are insured over our deductible up to the statutory requirement by state. We are self-insured for damage or loss to the equipment we own or lease, and for cargo losses.

We employ a safety and insurance staff of 32 professionals. In addition, we employ specialists to perform compliance checks and conduct safety tests throughout our operations. We conduct a number of safety programs designed to promote compliance with rules and regulations and to reduce accidents and cargo claims. These programs include training programs, driver recognition programs, safety awards, an ongoing Substance Abuse Prevention Program, driver safety meetings, distribution of safety bulletins to drivers and participation in national safety associations.

Environmental Matters

Our activities involve the handling, transportation, storage and disposal of bulk liquid chemicals, many of which are classified as hazardous materials, hazardous substances, or hazardous waste. Our tank wash and terminal operations engage in the storage or discharge of wastewater and storm-water that may have contained hazardous substances, and from time to time we store diesel fuel and other petroleum products at our terminals. As such, we are subject to environmental, health and safety laws and regulation by U.S. federal, state, local and Canadian government authorities. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that violations of such laws or regulations will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs to us.

Facility managers are responsible for environmental compliance. Self-audits conducted by our internal audit staff are required to assess operations, safety training and procedures, equipment and grounds maintenance, emergency response capabilities and waste management. We may also contract with an independent environmental consulting firm that conducts periodic, unscheduled, compliance assessments which focus on conditions with the potential to result in releases of hazardous substances or petroleum, and which also include screening for evidence of past spills or releases. Our staff includes environmental experts who develop policies and procedures, including periodic audits of our terminals, tank cleaning facilities, and historical operations, in an effort to avoid circumstances that could lead to future environmental exposure.

As a handler of hazardous substances, we are potentially subject to strict, joint and several liability for investigating and rectifying the consequences of spills and other environmental releases of such substances under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”) and comparable state laws. From time to time, we have incurred remedial costs and regulatory penalties with respect to chemical or wastewater spills and releases at our facilities and, notwithstanding the existence of our environmental management program, we cannot assure that such obligations will not be incurred in the future, nor that such liabilities will not result in a material adverse effect on our financial condition, results of operations or our business reputation. As the result of environmental studies conducted at our facilities in conjunction with our environmental management program, we have identified environmental contamination at certain sites that will require remediation. See “Risk Factors—Risks Related to Our Business—Operations involving hazardous materials could create environmental liabilities” for a discussion of certain risks of our being associated with transporting hazardous substances.

We are currently solely responsible for remediating and investigating five properties under federal and state Superfund programs where we are the only performing party. Each of these five remediation projects relates to operations conducted by CLC prior to our acquisition of and merger with CLC in 1998. The following is a brief discussion of two such federal Superfund sites:

Bridgeport, New Jersey.    During 1991, CLC entered into a Consent Decree with the EPA filed in the U.S. District Court for the District of New Jersey, U.S. v. Chemical Leaman Tank Lines, Inc., Civil Action No.  91- 2637 (JFG) (D.N.J.), with respect to its site located in Bridgeport, New Jersey, requiring CLC to remediate groundwater contamination. The Consent Decree required CLC to undertake Remedial Design and Remedial Action (“RD/RA”) related to the groundwater operable unit of the cleanup. A groundwater remedy design has subsequently been approved by the EPA and is under consideration.

In August 1994, the EPA issued a Record of Decision, selecting a remedy for the wetlands operable unit at the Bridgeport site at a cost estimated by the EPA to be approximately $7 million. In October 1998, the EPA issued an administrative order that requires CLC to implement the EPA’s wetlands remedy. A remedial design for this remedy is currently under consideration by EPA and the State of New Jersey. In April 1998, the federal and state natural resource damages trustees indicated their intention to bring claims against CLC for natural resource damages at the Bridgeport site. CLC finalized a consent decree on March 16, 2001 with the state and federal trustees and has resolved the natural resource damages claims. In addition, the EPA has investigated contamination in site soils. No decision has been made as to the extent of soil remediation to be required, if any.

West Caln Township, PA.    The EPA has alleged that CLC disposed of hazardous materials at the William Dick Lagoons Superfund Site in West Caln, Pennsylvania. On October 10, 1995, CLC entered into a Consent Decree with the EPA which required CLC to:

•	pay the EPA for installation of an alternate water line to provide water to area residents;

•	perform an interim groundwater remedy at the site; and

•	conduct soil remediation. US v. Chemical Leaman Tank Lines, Inc., Civil Action No. 95-CV-4264 (RJB) (E.D. Pa.).

CLC has paid all costs associated with installation of the waterline. CLC has completed a groundwater study, and has submitted designs for a groundwater treatment plant to pump and treat groundwater. The EPA anticipates that CLC will conduct the groundwater remedy over the course of five years, at which time the EPA will evaluate groundwater conditions and determine whether further groundwater remedy is necessary. Field sampling for soil remediation has been completed and activities for the design of a soil remediation system have been completed. Soil remediation will include the use of both a low temperature thermal treatment unit and a soil vapor extraction system. The Consent Decree does not cover the final groundwater remedy or other site remedies or claims, if any, for natural resource damages.

CLC is also incurring expenses resulting from the investigation and/or remediation of certain current and former CLC properties, including its facility in Tonawanda, New York and its former facility in Putnam County, West Virginia, and its facility in Charleston, West Virginia. As a result of our acquisition of CLC, we identified other owned or formerly owned properties that may require investigation and/or remediation, including properties subject to the New Jersey Industrial Sites Recovery Act (ISRA). CLC’s involvement at some of the above referenced sites could amount to material liabilities, and there can be no assurance that costs associated with these sites, individually or in the aggregate, will not be material.

Other Environmental Matters.    We have also been named as a potentially responsible party under CERCLA and similar state laws at 37 other sites including the Helen Kramer Landfill Site where CLC previously settled its liability. In general, we are among several PRP’s named at these sites. We have asserted defenses to such actions. However, there can be no assurance that we will not incur material liability under CERCLA or similar laws. CLC is also named as co-defendant in two civil toxic tort claims arising from alleged exposure to hazardous substances that were allegedly transported to disposal sites by CLC and other co-defendants.

Reserves.    We currently have reserves in the amount of $30.5 million for all environmental matters discussed above. However, we cannot guarantee that our ultimate costs will not exceed our reserves or be material.

Regulation

As a motor carrier, we are subject to regulation. There are additional regulations specifically relating to the tank truck industry, including testing and specifications of equipment and product handling requirements. We may transport most types of freight to and from any point in the United States over any route selected by us. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes may include increasingly stringent environmental regulations, changes in the hours-of-service regulations which govern the amount of time a driver may drive in any specific period of time, onboard black box recorder devices or limits on vehicle weight and size. In addition, our tank wash facilities are subject to stringent local, state and federal environmental regulations.

The Federal Motor Carrier Act of 1980 served to increase competition among motor carriers and limit the level of regulation in the industry. The Federal Motor Carrier Act also enabled applicants to obtain Interstate Commerce Commission (“ICC”) operating authority more readily and allowed interstate motor carriers such as ourselves greater freedom to change their rates each year without ICC approval. The law also removed many route and commodity restrictions on the transportation of freight. A series of federal acts, including the Negotiated Rates Act of 1993, the Trucking Industry Regulatory Reform Act of 1994 and the ICC Termination Act of 1995, further reduced regulation applicable to interstate operations of motor carriers such as ourselves, and resulted in transfer of interstate motor carrier registration responsibility to the Federal Highway Administration of the DOT. On February 13, 1998, the Federal Highway Administration published proposed new rules governing registration to operate by interstate motor carriers. To this point in time adopted changes have not adversely affected interstate motor carrier operations. During 1999, the Federal Motor Carrier Safety Improvement Act of 1999 took effect establishing the Federal Motor Carrier Safety Administration effective January 1, 2000. This agency’s principal assignment is to regulate and maintain safety within the ranks of motor carriers.

Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. To a large degree, intrastate motor carrier operations are subject to safety and hazardous material transportation regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. DOT regulations mandate drug testing of drivers. To date, the DOT’s national commercial driver’s license and drug testing requirements have not adversely affected the availability of qualified drivers to us. Alcohol testing rules were adopted by the DOT in February 1994 and became effective in January 1995 for employers with 50 or more drivers. These rules require certain tests for alcohol levels in drivers and other safety personnel. These rules have not adversely affected the availability of qualified drivers.

Title VI of The Federal Aviation Administration Authorization Act of 1994, which became effective on January 1, 1995, largely deregulated intrastate transportation by motor carriers. This Act generally prohibits individual states, political subdivisions thereof and combinations of states from regulating price, entry, routes or service levels of most motor carriers. However, the states retained the right to continue to require certification of carriers, based upon two primary fitness criteria—safety and insurance—and retained certain other limited regulatory rights. Prior to January 1, 1995, we held intra-state authority in several states. Since that date, we have either been “grandfathered in” or have obtained the necessary certification to continue to operate in those states. In states in which we were not previously authorized to operate intra-state, we have obtained certificates or permits allowing us to operate.

From time to time, various legislative proposals are introduced including proposals to increase federal, state, or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Seasonality

Our business is subject to limited seasonality due to the cyclical nature of the business of our customers, with revenues generally declining slightly during winter months, namely the first and fourth fiscal quarters, and over holidays. Highway transportation can be adversely affected depending upon the severity of the weather in various sections of the country during the winter months. Our operating expenses also have been somewhat higher in the winter months, due primarily to decreased fuel efficiency, increased utility costs and increased maintenance costs of revenue equipment in colder months.

Legal Proceedings

In addition to those items disclosed under “Business—Environmental Matters,” we are from time to time involved in routine litigation incidental to the conduct of our business. We believe that no litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Properties

As of September 30, 2003, our operating facilities were located in the following cities:

QCI OPERATED	QSI	AFFILIATE OPERATED

Albany, NY *

Appleton, WI

Atlanta, GA *

Augusta, GA *

Becancour, QC

Brunswick, GA

Calvert City, KY

Castleton, VT

Channelview, TX

Charleston, SC *

Chester, SC *

Columbus, OH

Coteau du Lac, QC *

Follansbee, WV

Fort Worth, TX *

Geismer, LA *

Greenup, KY

Kalamazoo, MI *

Ludington, MI *

Midland, MI *

Montreal, QC

Newark, NJ *

Oakville, ON

Orlando, FL

Richmond, CA*

Salt Lake City, UT *

Sarnia, ON

South Gate, CA*

St. Louis, MO

Summit, IL

Tonawanda, NY *

Waterford, NY

Albany, NY *

Atlanta, GA *

Augusta, GA *

Barberton, OH *

Baton Rouge, LA

Branford, CT *

Bridgeport, NJ *

E. Channelview, TX

W. Channelview, TX**

Charleston, SC

Chattanooga, TN *

Freeport, TX*

Friendly, WV *

Houston, TX *

Institute, WV*

Kalamazoo, MI *

Kenner, LA

Kent, WA *

Lansing, IL

Midland, MI *

Newark, NJ *

Pocatello, ID *

Rahway, NJ

Rock Hill, SC *

Salt Lake City, UT *

San Pablo, CA *

Sarnia, ON*

Savannah, GA*

South Gate, CA*

Spartanburg, SC *

Sulphur, LA

Wilmington, NC *

TPI

East Rutherford, NJ *

Essexville, MI *

Greer, SC

Laredo, TX

Montreal, QC

North Haven, CT

Ozark, AR

Palmer, MA *

Port Arthur, TX *

Saddle Brook, NJ

Sarnia, ON

Augusta, GA

Baltimore, MD

Barberton, OH *

Beaumont, TX

Bessemer, AL

Bowling Green, OH

Branford, CT *

Bridgeport, NJ *

Bristol, WI

Carteret, NJ

Caseyville, IL

Charlotte, NC

Chattanooga, TN *

Chattanooga, TN *

Cincinnati, OH

Columbus, OH

Danville, IL

Delaware, OH *

Dumfries, VA

Fall River, MA

Fairfield, OH

Fairforest, SC

Freeport, TX *

Ft. Worth, TX *

Gary, IN

Garden City, GA

Glennmoore, PA

Hagerstown, MD

Houston, TX *

Institute, WV *

Jacksonville, FL

Joliet, IL

Johnstown, NY

Kansas City, MO

Kelso, WA

Kent, WA *

Kent, WA

Lansing, IL

Lima, OH

Louisville, KY

Luling, LA

Madison, MS

Mediapolis, IA

Memphis, TN *

Memphis, TN

Memphis, TN

Mobile, AL *

Modesto, CA

Morgantown, WV

Nazareth, PA *

New Castle, DE

New Castle, DE

New Castle, DE

North Charleston, SC

Niagara Falls, NY

Norfolk, VA *

Owensboro, KY

Pasadena, TX

Parker, PA *

Parisburg, VA *

Pocatello, ID *

Portland, OR

Roanoke, VA

Salisbury, NC

South Point, OH

South Point, OH

Southern, CA

Spartenburg, SC

Springfield, MO

St. Gabriel, LA *

Sulfur, LA

Tampa, FL

Thorofare, NJ

Torrance, CA

Torrance, CA

Triadelphia, WV

Tucker, GA

Walbridge, OH

Warsaw, IN

Williamsport, PA*

Wilmington, NC *

*	Indicates the terminal is owned by us.
**	QSI facility operated by affiliate as of November 2002.

In addition to the properties listed above, we also own property in Croydon, PA; Syracuse, NY; Downingtown, PA; Detroit, MI; Greenboro, NC; Lexington, NC; Chesner, SC; Houston, TX; Oyster Creek, TX; Morgantown, WV; Austin, MN and Hartford, WI. Our executive and administrative offices are located in Tampa, Florida.

MANAGEMENT

The following table sets forth certain information as of November 5, 2003 with respect to the members of our Board of Directors and our executive officers, who also hold the same positions with our wholly-owned subsidiary, Quality Distribution, LLC:

Name	Age	Position
Thomas L. Finkbiner	51	Chairman of the Board, President and Chief Executive Officer
Samuel M. Hensley	42	Senior Vice President and Chief Financial Officer
Virgil T. Leslie	48	Executive Vice President and General Manager
Keith J. Margelowsky	48	Senior Vice President of Performance Planning
Michael A. Grimm	56	Executive Vice President—Business Development
Dennis R. Copeland	53	Senior Vice President—Administration
Anthony R. Ignaczak	39	Director
Joshua J. Harris	38	Director
Michael D. Weiner	50	Director
Marc J. Rowan	41	Director
Marc E. Becker	31	Director
Donald C. Orris	62	Director

Our directors hold office until their successors have been elected and qualified, or, if earlier, upon their death, resignation, removal or disqualification. Officers serve at the discretion of the Board of Directors.

Thomas L. Finkbiner has been employed by QDI since November 1999 as its President and Chief Executive Officer, and he has been a director of QDI since March 2000. Since May 14, 2002, Mr. Finkbiner has also served as President, Chief Executive Officer, and a member of the Board of Managers of Quality Distribution, LLC, and he became Quality Distribution, LLC’s Chairman on June 19, 2002. Prior to his employment by QDI, he was Vice President, Intermodal for Norfolk Southern Corporation from 1987-1999, Vice President of Marketing and Administration and Vice President of Sales for North American Van Lines (then an operating subsidiary of Norfolk Southern) from 1981-1987. Prior to these positions he held various sales and management positions with Airborne Freight Corporation and Roadway Express, Inc. from 1976-1981. Mr. Finkbiner serves as Chairman of the Board of Directors for Intermodal Transportation Institute, University of Denver. He is a director of Pacer International, Inc.

Samuel M. Hensley serves as QDI’s Senior Vice President and Chief Financial Officer. Since October 31, 2002, Mr. Hensley has also served as the Senior Vice President and Chief Financial Officer of Quality Distribution, LLC. Prior to his employment with QDI, Mr. Hensley served as Vice President, Chief Financial Officer and Treasurer for Cendian Corporation, a global logistics and distribution services company for the chemical industry, since 2000. From 1993 to 2000, he was Corporate Controller for Georgia Gulf Corporation, a manufacturer of commodity and specialty chemicals. Prior to these positions, he had various senior positions with Arthur Andersen LLP from 1983 to 1993.

Virgil T. Leslie joined QDI in April 2000 as Senior Vice President of Sales and Marketing. Mr. Leslie also serves as Vice President of Sales and General Manager of Quality Distribution, LLC. Prior to joining QDI, he served as Vice President of Sales with Triple Crown Services in Ft. Wayne, Indiana. Mr. Leslie also spent 16 years with Roadway Express holding various sales and operating positions.

Keith J. Margelowsky joined QDI in April 2000 as Senior Vice President of Performance Planning and is responsible for improving QDI’s systems, procedures and capabilities. Mr. Margelowsky became Senior Vice President of Performance Planning of Quality Distribution, LLC on May 14, 2002. Prior to joining QDI, he led the marketing effort for Werner Logistics. He was with Werner since 1992 and has extensive pricing and costing experience. His early experience includes five years in LTL and eleven additional years in truckload with North American Van Lines and National Freight.

Michael A. Grimm joined QDI in 1989 in connection with the acquisition of Quality-O’Boyle, Inc. by Montgomery Tank Lines, then serving as Senior Vice President of Sales. Prior to his association with QDI he served in various positions with O’Boyle Tank Lines. Mr. Grimm became Executive Vice President—Business Development of Quality Distribution, LLC on May 14, 2002.

Dennis R. Copeland serves as QDI’s Senior Vice President—Administration. Mr. Copeland also serves as Senior Vice President—Administration of Quality Distribution, LLC. Mr. Copeland joined QDI in 1998 in connection with the acquisition of Chemical Leaman Corporation, at which time he assumed the position of Vice President Labor Relations and Human Resources. From October 1988 until he joined QDI, Mr. Copeland served as Vice President of Human Resources and Labor Relations for Chemical Leaman Corporation. Prior to that time, he held various management positions with Lukens Steel Company.

Anthony R. Ignaczak became a director of QDI and a member of the Board of Managers of Quality Distribution, LLC in October 2003. Mr. Ignaczak has been a partner with Quad-C Management, a private equity firm based in Charlottesville, Virginia, since May 1993, and joined the firm in 1992. Prior to that time, Mr. Ignaczak was an Associate with the Merchant Banking Group at Merrill Lynch and a member of the Mergers and Acquisitions department of Drexel, Burnham, Lambert Inc.

Joshua J. Harris has been a director of QDI since June 1998. Mr. Harris is a founding senior partner of Apollo Management, L.P. since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a director of Breuners Home Furnishings Corporation, Pacer International, Compass Minerals Group, Inc. and Resolution Performance Products, Inc.

Michael D. Weiner has been a director of QDI since June 1998. Mr. Weiner is a principal of Apollo and has served as a Vice President and general counsel of Apollo Management and certain affiliates of Apollo since 1992. He became a member of Quality Distribution, LLC’s Board of Managers on May 14, 2002. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP, specializing in securities law, public and private financing, and corporate and commercial transactions. Mr. Weiner is also a director of WMC Finance Co.

Marc J. Rowan has been a director of QDI since June 1998. Mr. Rowan is a founding senior partner of Apollo since 1990. He became a member of Quality Distribution, LLC’s Board of Managers on May 14, 2002. From 1985 until 1990 Mr. Rowan was with Drexel Burnham Lambert Incorporated, most recently as Vice President with responsibilities in high yield financing, transaction idea generation and merger structure and negotiation. Mr. Rowan is also a director of Vail Resorts, Inc., AMC Entertainment, National Financial Partners Corporation, Rare Medium Group, Inc. and Wyndham International, Inc.

Marc E. Becker has been a director of QDI since June 1998, and became a member of the Board of Managers of Quality Distribution, LLC on May 14, 2002. Mr. Becker has been employed with Apollo since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors including National Financial Partners Corporation, Pacer International, Inc. and WMC Finance Co.

Donald C. Orris has been a director of QDI since 1999, and became a member of Quality Distribution, LLC’s Board of Managers on May 14, 2002. Mr. Orris has been Chairman, President and Chief Executive Officer of Pacer International, Inc. since May 1999. From Pacer Logistics’ inception in March 1997 until May 1999 he served as Chairman, President and Chief Executive Officer of Pacer Logistics. Mr. Orris served as President of Pacer International Consulting LLC, a wholly owned subsidiary of Pacer Logistics, since September 1996. From January 1995 to September 1996, Mr. Orris served as President and Chief Operating Officer, and from 1990 until January 1995, he served as Executive Vice President of Southern Pacific Transportation Company. Mr. Orris was the President and Chief Operating Officer of American Domestic Company and American President Intermodal Company from 1982 until 1990.

Recent Board Changes

Effective October 8, 2003, October 9, 2003, October 22, 2003 and October 22, 2003, respectively, we received the resignations of Richard Brandewie, Charles O’Brien, Robert Falk and John Kissick from both our Board of Directors and the Board of Managers of Quality Distribution, LLC. On October 9, 2003, Anthony Ignaczak was appointed to both our Board of Directors and the Board of Managers of Quality Distribution, LLC.

Board Committees

The Board of Directors of QDI has an audit committee. The audit committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance function. The audit committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Prior to this offering, the members of the audit committee consisted of Messrs. Becker, Brandewie and Harris. Following the consummation of the offering, the members of the audit committee will consist of Messrs. Becker and Ignaczak and a new director to be named within 90 days of this offering who will qualify as an independent director under Nasdaq rules.

In addition, following the consummation of this offering our Board of Directors intends to designate a compensation committee and a corporate governance committee. The compensation committee will determine our compensation policies and forms of compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determines stock-based compensation for our directors, officers, employees and consultants and administrators under our stock incentive plan. The members of the compensation committee consist of Messrs. Becker, Harris and Ignaczak. The corporate governance committee will identify, evaluate and recommend potential board and committee members. The corporate governance committee will also establish and review board governance guidelines. The members of the corporate governance committee consist of Messrs. Harris and Weiner.

Compensation Committee Interlocks and Insider Participation

To date, QDI’s Board of Directors has established levels of compensation for QDI’s executive officers. Mr. Finkbiner serves as director of Pacer International, Inc. of which Mr. Orris, one of our directors, is President and Chief Executive Officer and a director. There are not now, nor following this offering will there be, any other compensation committee interlocks between QDI and other entities involving QDI’s executive officers and board members who serve as executive officers or board members of such other entities.

Executive Compensation

The following table sets forth the total compensation paid by QDI for services rendered by our Chief Executive Officer, our four other most highly compensated executive officers, and two former highly compensated executive officers (the “Named Executive Officers”) during the year ended December 31, 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Bonus	Long-Term Compensation Awards Securities Underlying Options(#)	All Other Compensation(1)
Thomas L. Finkbiner President and Chief Executive Officer	2002 2001 2000	$253,545 258,000 260,000	— — 75,000	— — 25,000	$6,773 113,569 7,826

Douglas B. Allen Former Senior Vice President—Operations(2)	2002 2001	162,077 196,923	— —	— —	7,656 92,484

Dennis R. Farnsworth Former Chief Financial Officer(3)	2002 2001	190,500 188,885	— —	— —	7,656 20,425

Virgil T. Leslie Executive Vice President and General Manager(4)	2002 2001	172,543 159,115	— 15,000	— —	6,773 13,886

Dennis R. Copeland Senior Vice President, Administration	2002 2001 2000	164,764 153,320 145,000	— 14,042 20,700	— — —	6,773 12,929 5,102

Michael A. Grimm Executive Vice President—Business Development	2002 2001 2000	162,184 160,326 154,043	— — 9,937	— — —	6,773 7,656 11,955

Keith Margelowsky Senior Vice President of Performance Planning	2002 2001 2000	156,352 154,539 100,962	— — —	— — —	6,773 7,656 35,503

(1)	Amounts shown represent employer contributions to the profit sharing and 401(k) plans, automobile allowance and relocation reimbursement. QDI maintains various employee benefits and compensation plans, including an incentive bonus plan and 401(k) savings plan.
(2)	Douglas B. Allen joined QDI in December 2000. He served as Senior Vice President—Operations and Chief Operating Officer until he resigned from QDI effective September 13, 2002.
(3)	Dennis R. Farnsworth joined QDI in April 2000. He served as Chief Financial Officer until he resigned from such position effective October 31, 2002.
(4)	Virgil T. Leslie joined QDI in April 2000.

Director’s Compensation

Our directors are compensated $1,500 per month plus $1,000 per meeting attended (either in person or by telephone). Additionally, both outside directors received 3,400 options each in 2001, which were forfeited in 2002.

Option Grants In Last Fiscal Year

QDI has not granted options to the Named Executive Officers in 2002.

QDI expects to adopt a new stock option plan and incentive plan prior to the completion of this offering providing for the issuance of options.

Year-End Option Values

No named executive officers other than Michael Grimm held options at year-end.

Employment and Related Agreements

On May 30, 2002 pursuant to the contribution agreement between QDI and Quality Distribution, LLC, Quality Distribution, LLC assumed our obligations under the employment agreements summarized below.

Employment Agreements

On November 8, 1999, QDI entered into an employment agreement with Thomas L. Finkbiner as President and Chief Executive Officer of QDI with a base salary of $260,000 per annum. His incentive is based upon achievement of plan at 50% of base salary with an additional bonus of 25% of base salary potential, subject to evaluation by the Board of Directors. The employment agreement provides for a two-year term of service, with an automatic one-year extension on each anniversary date, unless QDI or Mr. Finkbiner gives notice that the term will not be so extended.

On November 27, 2000, QDI entered into an employment agreement with Douglas B. Allen to perform the duties of Chief Operating Officer and Senior Vice President of QDI with a base salary of $190,000 per annum. His incentive bonus of up to 40% of his annual salary is based on pre-determined performance standards subject to the QDI Board’s discretion. The employment agreement provides for a one-year term, with an automatic one-year extension on each anniversary date, unless QDI or Mr. Allen give notice that the term will not be so extended. Mr. Allen resigned from his position with QDI effective September 16, 2002. In connection with Mr. Allen’s resignation, on September 17, 2002, QDI entered into a severance agreement with Mr. Allen pursuant to which Mr. Allen will continue to receive his base salary, automobile allowance and health benefits until November 2003.

On March 27, 2000, QDI entered into an employment agreement with Virgil T. Leslie to perform the duties of Senior Vice President of Sales and Marketing for QDI with a base salary of $150,000 per annum. His incentive bonus of up to 35% of his annual salary is based on pre-determined performance standards subject to the QDI Board’s discretion. The employment agreement provides for a two-year term, with an automatic one-year extension on each anniversary date, unless QDI or Mr. Leslie give notice that the term will not be so extended.

On March 23, 2000, QDI entered into an employment agreement with Dennis R. Farnsworth to perform the duties of Senior Vice President of Finance and Chief Financial Officer for QDI with a base salary of $165,000 per annum. His incentive bonus of up to 40% of his annual salary is based on pre-determined performance standards subject to the QDI Board’s discretion. The employment agreement provides for a two-year term, with an automatic one-year extension on each anniversary date, unless QDI or Mr. Farnsworth give notice that the term will not be so extended. Mr. Farnsworth resigned from his position as Senior Vice President and Chief Financial Officer of QDI effective December 13, 2002. In connection with Mr. Farnsworth’s resignation, on December 13, 2002, QDI entered into a severance agreement with Mr. Farnsworth pursuant to which Mr. Farnsworth will continue to receive his base salary, automobile allowance and health benefits until December 2003.

On June 23, 1998, QDI entered into an employment agreement with Dennis R. Copeland to perform the duties of Vice President of Administration for QDI with a base salary of $145,000 per annum. His incentive bonus of up to 25% of his annual salary is based on pre-determined performance standards subject to the QDI Board’s discretion. The employment agreement provides for a two-year term, with an automatic one-year extension on each anniversary date, unless QDI or Mr. Copeland give notice that the term will not be so extended.

On March 30, 2003, QDI entered into an amendment of its employment agreement with Michael Grimm to perform the duties of Executive Vice President of Business Development with a base salary of $164,973 per annum. His incentive bonus of up to 20% of his annual salary is based on predetermined performance standards subject to the QDI Board’s discretion, and he is to receive commissions based on billed linehaul revenue generated by new affiliates and acquisitions generated by him. The employment agreement provides for a seven month term, with automatic six month extensions, unless QDI or Mr. Grimm gives notice that his term will not be so extended. QDI and Mr. Grimm have agreed not to extend Mr. Grimm’s employment with QDI beyond the December 31, 2003 expiration of the term of his employment agreement. Under the terms of his employment agreement, Mr. Grimm will receive the severance benefits described below, including his base salary, through December 31, 2004.

On February 5, 2003 QDI entered into an employment agreement with Samuel Hensley to perform the duties of Senior Vice President Finance and Chief Financial Officer with a base salary of $195,000. The employment agreement provides for a two year term, with an automatic one year extension on each anniversary date, unless QDI or Mr. Hensley give notice that the term will not be so extended.

On April 10, 2000 QDI entered into an employment agreement with Keith Margelowsky to perform the duties of Senior Vice President of Performance Planning with a base salary of $150,000. The employment agreement provides for a two year term, with an automatic one year extension on each anniversary date, unless QDI or Mr. Margelowsky give notice that the term will not be so extended.

Each of the employment agreements listed above provide for certain severance payments to be made if the employment of any such executives is terminated without “cause” or if such executive resigns for a “good reason,” such as after the occurrence of one of a number of specified changes in such executive’s employment, including:

•	a material diminution by QDI of the executive’s duties and responsibilities,

•	a material breach by QDI of its compensation and benefit obligations, or

•	an involuntary relocation by more than 50 miles from Tampa, Florida.

Under such circumstances:

•	Mr. Finkbiner would be entitled to receive his base salary for the remainder of the term of his employment, a pro rated bonus and continued medical and other benefits;

•	All other contracted executives are entitled to receive their base salary for one year after such termination and continue medical and other benefits.

Other senior executives hold employment agreements with QDI with various terms and conditions.

2003 Stock Option Plan

Our 2003 Stock Option Plan serves as the successor to our 1998 Stock Option Plan. We have initially reserved 2,210,000 shares of our common stock for issuance under this plan. Shares that are subject to issuance upon exercise of the options granted under our 2003 Stock Option Plan that cease to be subject to the option for any reason other than exercise of the option or have been issued upon the exercise of an option granted under our 2003 Stock Option Plan that are subsequently forfeited or repurchased by us at the original purchase price of such option will again be available for grant and issuance under our 2003 Stock Option Plan. In addition, on January 1 of each year, commencing January 1, 2004, the aggregate number of shares reserved for issuance under our 2003 Stock Option Plan will increase automatically by a number of shares equal to 1% of our outstanding shares on the last day of the preceding year, except that the Board of Directors may, in its absolute discretion, determine in respect of any year that the automatic increase be less than 1% or that no automatic increase occur in respect of that year. No more than 4,500,000 shares of our common stock may be issued under the 2003 Stock Option Plan in the aggregate.

Our 2003 Stock Option Plan terminates ten years from the date our Board of Directors approved the plan, unless it is terminated earlier by our Board of Directors. The plan authorizes the award of options. Our 2003 Stock Option Plan is administered by our compensation committee. The compensation committee has the authority to construe and interpret the plan, make option grants and make all other determinations necessary or advisable for the administration of the plan. Our 2003 Stock Option Plan provides for the grant of nonqualified stock options only. Nonqualified stock options are available for grant to employees, officers and directors of, advisors to and independent consultants or independent contractors to, us or any of our subsidiaries.

Options granted under the 2003 Stock Option Plan may be exercisable only as they vest. Options granted under the 2003 Stock Option Plan vest and become exercisable in 25% increments on each of the first four anniversaries of the date upon which such options are granted. No options granted under the 2003 Stock Option Plan will be exercisable during the one-year period immediately following the effective date of this registration statement. The maximum term for options granted under our 2003 Stock Option Plan may not exceed ten years. Options granted under our 2003 Stock Option Plan may not be transferable in any manner other than by will or by the laws of descent and distribution. Generally, they may be exercisable only by the optionee during his or her lifetime. The compensation committee is authorized to determine otherwise and provide for alternative provisions in option agreements with respect to nonqualified options. Options granted under our 2003 Stock Option Plan generally are exercisable for a period of time after the termination of the optionee’s service to us or any of our subsidiaries. Options under our 2003 Stock Option Plan generally terminate immediately upon termination of employment for cause. The vesting period of options under our 2003 Stock Option plan will be accelerated in connection with certain transactions that result in a change of control.

2003 Restricted Stock Plan

On November 5, 2003 our Board of Directors approved our 2003 Restricted Stock Plan. We have initially reserved 500,000 shares of our common stock for issuance under this plan.

Upon consummation of the offering contemplated hereby, we will grant $1.5 million of shares of common stock (such shares to be valued at the initial offering price) to certain of our employees that are eligible to participate in the plan. Thereafter, participants in the plan may be granted an annual, aggregate amount of up to $1 million of shares (such shares to be valued at the closing price of our common stock on The Nasdaq Stock Market’s National Market on the date of grant), any such grants to be in the sole discretion of the Board of Directors or such committee thereof administering the plan.

Awards of restricted stock will vest in accordance with the following:

•	20% of the shares of common stock granted upon consummation of the offering contemplated hereby shall vest on December 31 of each year, beginning on December 31, 2004 and ending on December 31, 2008;

•	25% of the shares of common stock granted, if any, between April 1, 2004 and March 31, 2005 shall vest on December 31 of each year, beginning on December 31, 2005 and ending on December 31, 2008;

•	1/3 of the shares of common stock granted, if any, between April 1, 2005 and March 31, 2006 shall vest on December 31 of each year, beginning on December 31, 2006 and ending on December 31, 2008;

•	50% of the shares of common stock granted, if any, between April 1, 2006 and March 31, 2007 shall vest on December 31 of each year, beginning on December 31, 2007 and ending on December 31, 2008; and

•	100% of the shares of common stock granted, if any, between April 1, 2007 and March 31, 2008 shall vest on December 31, 2008.

Our 2003 Restricted Stock Plan will terminate ten years from the date that our Board of Directors approved the plan. The plan will be administered by the compensation committee of our Board of Directors, and such committee will have the power to designate the officers and employees who will receive awards of common stock pursuant to the plan, to determine the number of shares to be awarded to such officer or employee, and to make all other determinations necessary or advisable for the administration of the plan.

Vesting of common stock awarded pursuant to the plan will terminate immediately upon termination of employment for cause, and the plan will not allow partial vesting if the participant is not an employee on December 31 of any applicable year. The vesting of shares of common stock awarded under the plan may be accelerated in connection with certain transactions that result in a change of control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 22, 2003, and as adjusted to reflect the sale of shares offered hereby, each as adjusted to reflect the 1.7 for 1 stock split of the common stock, by:

•	each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock,

•	each of our directors,

•	each of our named executive officers, and

•	all directors and executive officers as a group.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of October 22, 2003, but excludes shares of common stock underlying options or warrants held by any other person.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Percentage of beneficial ownership after the transaction is based on 18,012,311 shares of common stock outstanding as of October 22, 2003 after giving effect to the 7,654,235 shares of our common stock to be issued upon conversion of the outstanding shares of our preferred stock, and shares of common stock outstanding after completion of this offering. The table assumes that the underwriters’ over-allotment option is not exercised and excludes any shares purchased in this offering by the respective beneficial owners.

NAME OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BEFORE TRANSACTION	PERCENTAGE OF CLASS BEFORE TRANSACTION	SHARES OF COMMON STOCK AFTER TRANSACTION	PERCENTAGE OF CLASS AFTER TRANSACTION
Thomas L. Finkbiner(1)	42,500	1.28%	117,542	*
Donald C. Orris(1)	—	—	—	—
Douglas B. Allen	—	—	15,009	*
Dennis R. Farnsworth	—	—	15,009	*
Virgil T. Leslie(1)	—	—	—	*
Keith J. Margelowsky(1)	—	—	15,009	*
Michael A. Grimm(1)(2)	14,025	*	29,034	*
Joshua J. Harris(3)(4)	—	—	—	—
Marc E. Becker(3)(4)	—	—	—	—
Michael D. Weiner(3)(4)	—	—	—	—
Marc J. Rowan(3)(4)	—	—	—	—
Anthony R. Ignaczak(5)	—	—	—	—
Dennis R. Copeland(1)	6,800	*	21,809	*
All executive officers and directors as a group (12 persons)(6)	63,325	1.90%	183,394	1.02%
Apollo Investment Fund III, L.P.(7)	3,031,164	90.73%	10,532,177	58.45%
c/o Apollo Advisors II, L.P.
Two Manhattanville Road
Purchase, New York 10577

*	Less than 1.0%.

(1)	The business address for Messrs. Finkbiner, Orris, Margelowsky, Grimm, Leslie and Copeland is Quality Distribution, Inc., 3802 Corporex Park Drive, Tampa, FL 33619.
(2)	Includes 4,675 shares, which are issuable upon exercise of vested options under QDI’s 1998 stock option plan. Does not include 4,675 shares which are issuable upon exercise of options under QDI’s 1998 stock option plan that remain subject to vesting.
(3)	The business address for Messrs. Harris, Weiner, Rowan and Becker is Apollo Management, L.P., 1301 Avenue of the Americas, New York, NY 10019.
(4)	Messrs. Harris, Weiner, Rowan and Becker are each principals and officers of certain affiliates of Apollo. Although each of Messrs. Harris, Weiner, Rowan and Becker may be deemed to beneficially own shares owned by Apollo, each such person disclaims beneficial ownership of any such shares.
(5)	The business address for Mr. Ignaczak is Quad-C Management, Inc., 230 East High Street, Charlottesville, Virginia 22902.
(6)	Includes 4,675 shares, which are issuable upon exercise of vested options under QDI’s 1998 stock option plan.
(7)	Includes shares owned by Apollo Overseas Partners III, L.P., a Delaware limited partnership, and Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom as well as 7,810 shares, which are issuable upon exercise of QDI’s warrants held by such entities. Also includes 108,755 shares owned by two other institutional investors as to which Apollo has sole voting power pursuant to the irrevocable proxy granted by such institutional investors in the Amended and Restated Common and Preferred Stock Purchase and Shareholder Agreement, dated as of August 28, 1998 thereto as amended by Amendment No. 1 dated April 2, 2002. The Amended and Restated Common and Preferred Stock Purchase and Shareholder Agreement dated August 28, 1998, as amended by Amendment No. 1 thereto dated April 2, 2002, provides that in no event shall the grant of the proxy be effective to the extent that the voting power of the proxy, when combined with the voting power of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. or Apollo (U.K.) Partners III, L.P. would exceed 79.99% of the voting power of QDI.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The 2002 Transactions

On April 10, 2002, QDI and its subsidiaries, pursuant to the terms of an Offering Memorandum and Consent Solicitation Statement, as supplemented by Supplement No. 1 thereto dated as of May 10, 2002,

•	commenced an offer to exchange up to $87.0 million principal amount of our outstanding 10% Senior Subordinated Notes due 2006 and the FIRSTS due 2006 for a combination of certain debt and equity securities, including the old notes issued by Quality Distribution, LLC,

•	commenced a consent solicitation for certain proposed amendments to the indenture governing the QDI notes to eliminate many of the restrictive covenants contained in that indenture, and

•	entered into lock-up agreements with certain affiliates of Apollo, certain affiliates of Ares Management, L.P. and certain members of our management, who collectively held $53.0 million aggregate principal amount of the QDI notes.

The exchange offer for the QDI notes and the consent solicitation were consummated on May 30, 2002. On such date, QDI accepted $61.4 million aggregate principal amount of its notes (excluding the $53.0 million aggregate principal amount of the QDI notes covered by the lock-up agreements). All tendering holders received for each $1,000 principal amount of QDI notes tendered, a combination of debt and equity securities consisting of:

•	$650 principal amount of 12.5% Senior Subordinated Secured Notes due 2008 issued by Quality Distribution, LLC,

•	$150 principal amount of 12% Junior PIK Notes due 2009 issued by us, and

•	3.4706 warrants, each to purchase one share of our common stock at an exercise price of $2.94 per share.

Pursuant to the terms of the lock-up agreements with Ares, Apollo and QDI’s management, on May 30, 2002,

•	Ares exchanged its QDI notes for the same combination of debt and equity securities indicated above for tendering holders,

•	Apollo and QDI’s management group exchanged their respective QDI notes for shares of our 13.75% preferred stock, and

•	Apollo purchased for cash an additional $10 million of our 13.75% preferred stock, all of the proceeds of which were used by us to retire certain borrowings under the existing credit facility for which Apollo had provided credit support.

As a result of the transactions, on May 30, 2002,

•	Quality Distribution, LLC issued $54,535,000 aggregate principal amount of 12.5% Senior Subordinated Secured Notes due 2008 to the holders of QDI notes participating in the transactions and to Ares,

•	we issued $12,585,000 aggregate principal amount of 12% Junior PIK Notes due 2009 to the holders of QDI notes participating in the transactions and to Ares,

•	we issued 291,186 warrants to purchase our common stock to the holders of QDI notes participating in the transactions and to Ares, and

•	we issued shares of our 13.75% preferred stock with an aggregate liquidation preference of $40,500,000 to Apollo and QDI’s management group.

In addition, as a result of the closing of the transactions, the amendments to the financial covenants contained in the Fifth Amendment to the credit agreement became effective. The Fifth Amendment amended the financial covenants through the date of the final maturity of the credit agreement so as to make them less restrictive.

Shareholders’ Agreements

Elton E. Babbitt, Charles J. O’Brien, Jr., Marvin Sexton and Richard J. Brandewie have entered into a shareholders’ agreement with Apollo governing certain aspects of the relationship among such shareholders and QDI. Such shareholders’ agreement contains, among other matters,

•	a provision restricting the rights of Elton E. Babbitt to transfer his shares of QDI common stock, subject to certain permitted or required transfers and a right of first refusal in favor of Apollo;

•	certain registration rights in the event QDI effects a registration of QDI securities;

•	certain preemptive rights with respect to the sale or issuance of QDI common stock and equity securities convertible into QDI common stock to Apollo; and

•	certain rights of Charles J. O’Brien, Jr. to cause QDI to purchase from him at the then fair market value up to such number of shares with a value equal to the implied value of his investment in QDI common stock at the Effective Time.

Such shareholders’ agreement became effective on June 9, 1998 and will terminate upon the earlier of:

•	the tenth anniversary thereof; and

•	such time as QDI is a public company with equity securities listed on a national securities exchange or publicly traded in the over-the-counter market.

Accordingly, the shareholders’ agreement will terminate upon the completion of this offering; provided, however, that certain transfer restrictions and registration rights will survive notwithstanding QDI being a public company.

Pursuant to such shareholders’ agreement, Apollo is entitled to a transaction fee of up to 1.0% of the value of each transaction entered into by QDI, as determined in the sole discretion of Apollo. Such fee is in addition to the management fees payable to Apollo as set forth in the management agreement between Apollo and QDI described below.

In connection with the conversion of our outstanding preferred stock, Mr. O’Brien exercised his preemptive rights under the shareholders’ agreement and has decided to purchase 25,000 shares of the common stock in a cash transaction for the effective preferred share conversion price of $11.63 per share. No other shareholders have exercised their preemptive rights under the shareholders’ agreement.

In addition, on May 30, 2002 we entered into an additional agreement with Apollo and Thomas L. Finkbiner, Michael A. Grimm, Dennis R. Farnsworth, Keith J. Margelowsky, Dennis R. Copeland and Douglas B. Allen governing certain aspects of the relationship among such management persons, Apollo and QDI. This additional shareholders’ agreement contains, among other matters,

•	a provision granting Apollo, and subjecting the management persons to, certain drag-along rights in the event of a transfer of securities held by Apollo in QDI to third parties; and

•	certain rights of the management persons, under certain circumstances, to participate in transfers of QDI securities held by Apollo to third parties.

The additional shareholders’ agreement terminates upon the mutual consents of the parties thereto or at such time as Apollo ceases to own in the aggregate less than 10% of the shares of QDI’s fully diluted common stock.

Further, as referenced above in the footnotes to “Security Ownership of Certain Beneficial Owners and Management,” on August 28, 1998, as amended by Amendment No. 1 dated April 2, 2002, in connection with the issuance of certain securities by QDI to certain institutional shareholders we entered into an amended and restated common and preferred stock purchase and shareholders’ agreement with Apollo and such institutional shareholders named therein governing certain aspects of the relationship among such institutional shareholders, Apollo and QDI. This purchase and shareholders’ agreement contains, among other matters,

•	a provision granting Apollo, and subjecting the institutional shareholders to, certain drag-along rights in the event of a transfer of securities held by Apollo in QDI to third parties;

•	certain rights of the institutional shareholders, under certain circumstances, to participate in transfers of QDI securities held by Apollo to third parties;

•	certain registration rights of the institutional shareholders in the event QDI effects a registration of QDI securities held by Apollo, subject to certain cut backs;

•	certain preemptive rights of the institutional shareholders with respect to the sale by QDI of common stock and/or preferred stock to Apollo; and

•	certain irrevocable proxy rights as discussed in the footnotes to “Security Ownership of Certain Beneficial Owners and Management.”

The purchase and shareholders’ agreement terminates at such time as Apollo ceases to own in the aggregate less than 10% of the shares of QDI’s fully diluted common stock.

Limited Recourse Secured Promissory Note and Pledge Agreements

In connection with the purchase by Marvin Sexton, a former President of QCI, of shares of QDI in June 1998, QDI made a limited recourse secured loan to Mr. Sexton in the amount of $400,000. The loan bears interest at a rate equal to LIBOR plus 1.5% and is secured by a pledge by Mr. Sexton of all of his QDI common stock and options to purchase QDI common stock. The principal amount of the loan is due on June 9, 2006, with mandatory pre-payments due upon, and to the extent of, the receipt of after-tax proceeds from the sale of  Mr. Sexton’s pledged securities. As of September 30, 2003, the entire $400,000 principal amount of the loan was outststanding.

Thomas Finkbiner, QDI’s President and Chief Executive Officer, signed a Limited Recourse Secured Promissory Note for $800,000 in November 1999 in conjunction with his purchase of QDI stock. The loan bears interest at a rate calculated based on QDI’s cost of borrowings and is secured by a pledge by Mr. Finkbiner of his QDI common stock, which loan and pledge are under similar terms and conditions as Mr. Sexton’s agreement. As of September 30, 2003, the entire $800,000 principal amount of the loan was outstanding.

Registration Rights Agreement

In addition to the shareholders’ agreement, we entered into a separate second amended and restated registration rights agreement with Apollo and Thomas L. Finkbiner, Michael A. Grimm, Dennis R. Farnsworth, Keith J. Margelowsky, Dennis R. Copeland and Douglas B. Allen pursuant to which Apollo obtained an unlimited number of demand and incidental registration rights and each of the other parties thereto obtained incidental registration rights. As a result, at Apollo’s written request, we are obligated to prepare and file a registration statement covering the shares so requested to be registered by Apollo. In addition, should we propose in the future to register any of our own common stock for sale to the public, Apollo and the other parties thereto have the opportunity to include their common stock in the same or concurrent registration statement filed by us, subject to customary cutbacks at the option of any underwriters of such future offerings. All of the 10,390,981 shares of common stock owned by Apollo after this offering and all of the 208,737 shares of common stock owned by the other parties after this offering, including the shares of common stock issued upon conversion of our preferred stock, will have registration rights under this agreement. We will bear all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement provides for standard indemnification provisions for an agreement of this type. Additionally, the registration rights agreement provides for preemptive rights granted to Apollo with respect to the sale of certain QDI capital stock and certain equity securities convertible into capital stock, other than in connection with this offering.

Other Transactions

We entered into a management agreement with Apollo on February 10, 1998 whereby we retained Apollo to provide financial and strategic advice. Pursuant to the terms of the management agreement, Apollo agreed to provide financial and strategic services as reasonably requested by our Board of Directors. As consideration for services to be rendered under the management agreement, we paid to Apollo an initial fee of $2.0 million on June 9, 1998 and agreed to pay an annual fee of $500,000 to Apollo Management until termination of the management agreement. We recognized $500,000 in selling and administrative expense in 2000 and 2001 under the management agreement. The agreement was suspended for 2002 and we did not recognize any selling and administrative expense for these services. In 2002 we entered into an agreement to provide advisory and consulting services to Apollo. The annual fee for these services is $300,000, and was recorded as a reduction in selling and administrative costs in 2002. For the nine months ended September 30, 2003, Quality Distribution, LLC recorded $225,000 as a reduction in selling and administrative costs. The management agreement with Apollo Management was terminated effective as of October 7, 2003.

Effective October 23, 2001, QDI and Charles J. O’Brien, Jr. modified his current agreement to provide that Mr. O’Brien’s title would change to Special Assistant to the CEO with a base salary of $52,000 per year through June 30, 2002. In July, 2002, Mr. O’Brien’s employment agreement was modified to provide for a base salary of $12,000 per year.

Effective July 1, 2000, QDI and Richard J. Brandewie modified his current agreement to provide that Mr. Brandewie’s title would change to Executive Vice President with a base salary of $100,000 per year through June 30, 2002 subject to the terms of his previous agreement. His bonus incentives remain unchanged, however, he had returned 18,700 of his 37,400 stock options to QDI.

Mr. Brandewie, a former member of our Board of Directors owns a minority interest in an information technology firm that provides services to us. Total amounts paid by us to the firm during 2000, 2001 and 2002 and the nine months ended September 30, 2003 were $344,000, $532,000, $407,000 and $147,000, respectively.

In August 2001, QCI entered into an agreement with respect to affiliate facilities in Bridgeport, NJ with a director/shareholder. The director/shareholder has been operating this location under the affiliate program. The aggregate revenue in 2002 and for the nine months ended September 30, 2003 for those operations was $8.8 million and $7.2 million, respectively. As of December 31, 2001 and September 30, 2003, $0.1 million and $0.1 million, respectively, was owed to us in connection with this affiliate operation.

Pursuant to a Put and Call agreement dated December 14, 2001 between Apollo and our senior lenders and the administrative agent under the existing credit facility, at the request of any of the Tranche D participating banks (as defined in Quality Distribution, LLC’s existing credit agreement) and after certain triggering events, Apollo is required to purchase all the Tranche D term loans held by such Tranche D banks. In addition, Apollo has the right, in its sole discretion, to purchase all or any part of the Tranche D term loans from the Tranche D banks at any time. The Put and Call agreement will be terminated in connection with the Transaction.

Certain members of our management may purchase shares of common stock being offered hereby at the public offering price through a directed share program which is available to members of our management, friends and family members of our management, our employees, directors, affiliates, owner-operators and employees of our affiliates and owner-operators.

Prior to, or concurrently with, the completion of this offering, we will convert all outstanding shares of our preferred stock (originally issued pursuant to the Articles of Amendment that were filed with the Secretary of State of the State of Florida on May 23, 2002 and as such shares were redesignated as convertible preferred stock pursuant to the Articles of Amendment that were filed with the Secretary of State of the State of Florida on October 1, 2003), substantially all of which is held by Apollo and members of QDI’s management, into shares of our common stock pursuant to the terms described in “Conversion of Preferred Stock – Terms of the Conversion.”

For a description of certain employment agreements with management, see “Management.”

DESCRIPTION OF CAPITAL STOCK

General

Under our Amended and Restated Articles of Incorporation which became effective on November 4, 2003, our capital stock consists of 30,000,000 total authorized shares, of which 29,000,000 shares, no par value per share, are designated as “Common Stock” and 1,000,000 shares, no par value per share, are designated as “Preferred Stock.”

As of September 30, 2003, and after giving effect to the declaration of a 1.7 for 1 stock split of the common stock, the conversion of all outstanding shares of our preferred stock (originally issued pursuant to the Articles of Amendment that were filed with the Secretary of State of the State of Florida on May 23, 2002, and as such shares were redesignated as convertible preferred stock pursuant to the Articles of Amendment that were filed with the Secretary of State of the State of Florida on October 1, 2003) into shares of common stock pursuant to the terms described in “Conversion of Preferred Stock – Terms of the Conversion” and the purchase of 25,000 shares of common stock by a shareholder as a result of the exercise of his preemptive rights in connection with the conversion of our outstanding preferred stock, there were outstanding 11,012,311 shares of common stock held by approximately 31 stockholders of record and no shares of preferred stock were outstanding. In addition, as of September 30, 2003, there were outstanding options to purchase an aggregate of 103,955 shares of common stock and outstanding warrants to purchase an aggregate of 291,186 shares of common stock.

No holder of shares of our capital stock shall, pursuant to our amended and restated articles of incorporation, have any preferential or preemptive right to subscribe for, purchase or receive any shares of our stock, any options or warrants for shares of our stock, any rights to subscribe to or purchase any shares or any securities which may at any time or from time to time be issued, sold or offered for sale by us. Certain of our management and institutional shareholders have preemptive rights to purchase shares of our capital stock if we propose to issue such shares to Apollo pursuant to shareholders agreements between us, Apollo and such shareholders.

The following description of our capital stock, provisions of our amended and restated articles of incorporation and specific provisions of Florida laws are summaries thereof and qualified in their entirety by reference to the Florida Business Corporation Act and our amended and restated articles of incorporation and amended and restated bylaws. Copies of our amended and restated articles of incorporation and our amended and restated bylaws have been filed with the SEC.

Common Stock

The holders of shares of our common stock are entitled to:

•	one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders;

•	receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor, after all required dividends are paid to the holders of our outstanding shares of Preferred Stock; and

•	in the event of our liquidation, dissolution or winding up, share ratably in all assets which remain after our payment of all of our corporate debts and the required payment of all amounts due to the holders of our outstanding shares of Preferred Stock.

Voting is noncumulative, and all shares of our common stock outstanding on September 30, 2003 were fully paid and non-assessable.

Preferred Stock

Shares of Preferred Stock may be issued from time to time, in one or more series, with the designations, assigned values, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution, subject to certain limitations described below. Each series shall consist of that number of shares as shall be stated and expressed in the resolution or resolutions providing for the issuance of the stock of the series. All shares of any one series of Preferred Stock shall be identical.

Warrants

On May 30, 2002 warrants to purchase shares of our common stock were issued pursuant to a warrant agreement with The Bank of New York, as warrant agent. The following description of material provisions of the warrant agreement and warrant to purchase common stock are summaries thereof and qualified in their entirety by reference to all the provisions of the warrant agreement and the warrant to purchase common stock. Copies of the warrant agreement and warrant to purchase common stock have been filed as exhibits.

Pursuant to the agreement, we issued warrants to purchase up to 291,186 shares of our common stock at an exercise price of $2.94 per share. The warrants may be exercised in whole or in part at any time prior to January 15, 2007. The exercise price may be paid in cash or by cashless exercise.

All holders of warrants and shares of common stock issued upon exercise of warrants (including due to transfer) are required to sell all of their warrants and/or shares of common stock used upon exercise of such warrants, at the same price per share and on the same terms and conditions as apply to those received by all other holders of common stock, in connection with Sale of Control (as defined in the warrant agreement). If the holders of warrants or shares of our common stock issued upon exercise of outstanding warrants (including any future transferees issued upon exercise of such warrants) are not included in a Sale of Control, then upon election of each such holder, we or the holders of a majority of the outstanding shares of our common stock, must permit such holders to sell all (but not less than all) of such holder’s warrants and/or shares of common stock issued upon exercise of such warrants in connection with such Sale of Control at the same price per share and on the same terms and conditions as apply to those received by all other holders of our common stock in the Sale of Control.

The holders of unexercised warrants are generally not entitled, by virtue of being such holders, to vote, to consent, to exercise any preemptive rights or to receive notice as our shareholders in respect of any shareholders’ meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as our shareholders.

Effect of Florida Anti-Takeover Provisions

We are subject to several anti-takeover provisions under the Florida Business Corporation Act, or FBCA, that may deter or hinder takeovers of Florida corporations. Florida’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the Board of Directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by our officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares that, except for Florida’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:

•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.

We also are subject to the “affiliated transactions” statute of the FBCA. The affiliated transactions statute is designed to deter coercive tender offers that are not approved by the disinterested directors and generally requires special approval for a publicly-held Florida corporation to engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder”. An interested shareholder is a person who, together with affiliates and associates, beneficially owns more than 10% of the corporation’s outstanding voting shares.

The affiliated transaction statute requires that any affiliated transaction with an interested shareholder receive the approval of either a majority of the disinterested directors or two-thirds vote of the shares held by disinterested shareholders. Absent either such approval, a statutory fair price must be paid to all of the shareholders.

Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act, or FBCA, permits, in general, a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceedings to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith for a purpose he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 607.0850(6) of the FBCA permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the FBCA. Section 607.0850 of the FBCA provides that the indemnification and advancement of expense provisions contained in the FBCA shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

In accordance with the provisions of our amended and restated bylaws, we shall indemnify, to the fullest extent permitted by law, any person who is or was a party, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was our director or our officer or is or was serving at our request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any such action, suit or other proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests or, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Nasdaq Trading

Our common stock has been approved for listing on The Nasdaq Stock Market’s National Market under the symbol “QLTY” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Wachovia Bank, National Association.

DESCRIPTION OF THE NEW CREDIT FACILITY

AND OTHER INDEBTEDNESS

The New Credit Facility

Quality Distribution, LLC will enter into a new credit facility to be effective upon completion of this offering, the concurrent private offering of the new notes, the conversion of all outstanding shares of our preferred stock into shares of our common stock and the satisfaction of certain other conditions. The terms of the new credit facility are as set forth below. The description of the new credit facility set forth below does not purport to be complete and is qualified in its entirety by reference to the complete text of the related credit agreement.

The new credit facility will provide for the following:

•	a $140.0 million term loan with a final maturity date coinciding with the sixth anniversary date of the completion of this offering, that can be drawn in two installments pursuant to a delayed draw feature;

•	a $75.0 million revolving credit facility, which may include letters of credit, available until the fifth anniversary date of the completion of this offering to be used for, among other things, working capital and general corporate purposes of Quality Distribution, LLC and our subsidiaries, including, without limitation, effecting certain permitted acquisitions, and to the extent permitted by the covenants in the new credit facility, to redeem and/or repurchase the FIRSTS and the new notes; and

•	a $20 million pre-funded letter of credit facility, available until the sixth anniversary date of the completion of this offering, that will be funded at closing of the Transaction in order to cash collateralize any letters of credit issued thereunder.

Prepayments

The term loan will be required to be prepaid with, and after the repayment in full of such term loan, permanent reductions to the revolving credit facility and the pre-funded letter of credit facility will be required to be made, in each case by an amount equal to:

•	100% of the net cash proceeds of all asset sales and dispositions by us and our subsidiaries, subject to certain exceptions;

•	100% of the net cash proceeds of issuances of certain debt obligations and certain preferred stock by us and our subsidiaries and common stock by Quality Distribution, LLC and its subsidiaries, subject to certain exceptions;

•	50% (reduced to 0% if we achieve a certain consolidated total leverage ratio) of the net cash proceeds from common equity and certain preferred stock issuances by us, subject to certain exceptions, including in connection with permitted acquisitions;

•	75% (reduced to 50% or 25% if we achieve certain consolidated total leverage ratios) of annual excess cash flow; and

•	100% of certain insurance proceeds, subject to certain exceptions.

The term loans shall be subject to scheduled quarterly amortization payments, each of which shall be equal to 0.25% of the initial aggregate principal amount of the term loan facility, with the remaining principal amount of the term loan facility due at maturity.

Voluntary prepayments and commitment reductions will be permitted in whole or in part, subject to minimum prepayment or reduction requirements, without premium or penalty; provided that voluntary prepayments of Eurodollar loans on a date other than the last day of the relevant interest period will be subject to payment of customary breakage costs, if any.

Interest and Fees

The interest rates under the revolving credit facility will be based, at Quality Distribution, LLC’s option, on either the administrative agent’s base rate plus 2.50% or upon the Eurodollar rate plus 3.50%, in each case subject to reductions in the applicable margins for the revolving credit facility only if we reduce our total consolidated leverage ratio below certain levels. The interest rates under the term loan will be based, at Quality Distribution, LLC’s option, on either the administrative agent’s base rate plus 2.00% or upon the Eurodollar rate plus 3.00%, in each case subject to reductions in the applicable margins for the term loan only if we reduce our total consolidated leverage ratio below certain levels. Overdue principal, interest and other amounts shall bear interest at a rate per annum equal to the greater of 2.0% in excess of the rate then applicable to base rate loans and 2.0% in excess of the rate on such overdue borrowings.

With respect to Eurodollar loans, for the first 90 days following closing of the Transaction, Quality Distribution, LLC will only be able to elect interest periods of 1 month. Thereafter, Quality Distribution, LLC will be able to elect interest periods of 1, 2, 3 or 6 months or, to the extent available to each bank lender with loans and/or commitments under the applicable term loan or the revolving credit facility, 9 or 12 months. With respect to Eurodollar loans, interest will be payable in arrears at the end of each interest period and, in any event, at least every 3 months. With respect to base rate loans, interest will be payable quarterly in arrears on the last business day of each calendar quarter. In each case, calculations of interest will be based on a 360-day year and actual days elapsed.

Letters of Credit and Fees

The pre-funded letter of credit facility will provide Quality Distribution, LLC with a $20 million letter of credit line in addition to the letters of credit issuable under the revolving credit facility. The pre-funded letter of credit facility will be funded into a credit-linked deposit account at the closing of the Transaction in order to cash collateralize any letters of credit issued thereunder, however, the amounts funded will not be released unless (i) a letter of credit issued under the pre-funded letter of credit facility is drawn and (ii) Quality Distribution, LLC decides to not reimburse the letter of credit issuer directly for such drawing from other sources of cash.

While pre-funded amounts under the pre-funded letter of credit facility are on deposit in the credit-linked deposit account, we anticipate that the administrative agent will invest such funds for the benefit of the lenders under the facility at the LIBOR rate (based on a one month interest period). Quality Distribution, LLC will also pay a fee directly to such lenders on the funded amount equal to (i) the applicable margin for term loans on such amount plus (ii) the cost to the administrative agent of investing the funds at the LIBOR rate (which cost shall not exceed .10%). If funds are drawn from the credit-linked deposit account to reimburse a letter of credit issuer as described above, Quality Distribution, LLC will pay a fee to the lenders under the facility equal to the LIBOR return such lenders would have received on such funds for the relevant interest period had they not been withdrawn from the credit-linked deposit account. Quality Distribution, LLC will also pay a facing fee and customary administrative charges in respect of letters of credit issued under the pre-funded letter of credit facility, similar to that described below in respect to letters of credit issued under the revolving credit facility.

With respect to outstanding letters of credit issued under the revolving credit facility, we anticipate that the new credit facility will provide for payment in respect of such outstanding letters of credit of:

•	a letter of credit fee, payable quarterly in arrears, equal to the spread over the Eurodollar rate for Eurodollar loans under the revolving credit facility from time to time in effect on the aggregate outstanding stated amounts of such letters of credit;

•	a facing fee, payable quarterly in arrears, equal to a percentage per annum to be agreed by Quality Distribution, LLC and the issuer of the letter of credit on the aggregate outstanding stated amounts of such letter of credit; and

•	customary administrative charges.

We anticipate that Quality Distribution, LLC will pay a commitment fee equal to 0.50% per annum on the undrawn portion of the available commitment under the revolving credit facility and the undrawn portion of the term loan facility, including that undrawn portion of the term loan facility between the first draw and the delayed draw. These commitment fees will be paid quarterly in arrears and upon termination of the commitments under the applicable facility.

Collateral and Note Guarantees

The loans and letters of credit under the new credit facility will be guaranteed by us and all of Quality Distribution, LLC’s existing and future direct and indirect wholly-owned domestic restricted subsidiaries (together with us, collectively, the “Bank Guarantors”). Quality Distribution, LLC’s obligations, and the obligations of the Bank Guarantors under the new credit facility, will be secured by a first priority perfected lien, subject to certain exceptions, on substantially all of Quality Distribution, LLC’s properties and assets, and all of the properties and assets of the Bank Guarantors, as applicable, now owned or hereafter acquired, including a pledge of all capital stock, other equity interests and notes owned by Quality Distribution, LLC and the Bank Guarantors, provided that, in general, not more than 65% of the total outstanding voting stock of any non-U.S. subsidiary of Quality Distribution, LLC shall be required to be pledged. Such collateral will also secure certain interest rate protection and other hedging agreements permitted by the new credit facility that may be entered into from time to time by Quality Distribution, LLC.

Representations and Warranties and Covenants

The new credit facility and related documentation will contain certain customary representations and warranties. In addition, the new credit facility will contain customary covenants restricting our ability and certain of our subsidiaries to, among other things:

•	declare dividends and repurchase capital stock;

•	prepay debt;

•	incur liens;

•	make investments;

•	incur additional indebtedness;

•	amend certain organizational, corporate and other documents;

•	make capital expenditures;

•	engage in mergers, acquisitions, joint ventures and asset sales;

•	enter into sale-leaseback transactions;

•	change the nature of our business;

•	engage in certain transactions with affiliates and formation of subsidiaries; and

•	issue redeemable common stock and preferred stock, subject to certain exceptions.

The new credit agreement will also contain the following financial covenants:

We must maintain a minimum ratio of consolidated EBITDA to consolidated interest expense for the twelve-month period ending December 31, 2003 of at least 2.45:1.00. Thereafter, the minimum consolidated interest coverage ratio we are required to maintain increases in various amounts until the twelve-month period ending on December 31, 2007, and each quarter thereafter, when it becomes 3.15:1.00 for such periods.

We must maintain a maximum ratio of consolidated total debt to consolidated EBITDA for the twelve-month period ending December 31, 2003 of no more than 4.95:1.00. Thereafter, the maximum consolidated total leverage ratio we are allowed decreases in various amounts until the twelve-month period ending on December 31, 2007, and each quarter thereafter, when it becomes 3.50:1.00 for such periods.

Events of Default

Events of default under the new credit facility will include:

•	our failure to pay principal or interest when due or pay a reimbursement obligation on a letter of credit;

•	material breach of any representation or warranty;

•	covenant defaults;

•	cross defaults on other material indebtedness;

•	events of bankruptcy;

•	our change of control; and

•	other customary events of default.

The New Notes

Concurrently with the offering of our common stock, Quality Distribution, LLC and QD Capital Corporation, as co-issuers, are offering $125 million aggregate principal amount of 9% senior subordinated notes due 2010, which are referred to herein as “new notes.” The concurrent offering and sale of the new notes is not being registered under the Securities Act of 1933, and the new notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Quality Distribution, LLC’s payment obligations under the new notes are expected to be guaranteed by us and by all of Quality Distribution, LLC’s domestic subsidiaries.

The indenture pursuant to which the new notes will be issued will contain covenants that, among other things, limit Quality Distribution, LLC’s and the subsidiary guarantors’ ability to:

(a)    incur additional indebtedness, including guarantees;

(b)    make investments and certain other restricted payments;

(c)    enter into transactions with affiliates;

(d)    impose restrictions on the ability of Quality Distribution, LLC’s restricted subsidiaries to make certain payments to Quality Distribution, LLC and its other restricted subsidiaries;

(e)    create liens;

(f)    consummate certain asset sales; and

(g)    consolidate, merge or sell all or substantially all of Quality Distribution, LLC’s consolidated assets.

Quality Distribution, LLC will have the option to redeem the new notes at any time at specified redemption prices on or after the fourth anniversary date of the completion of this offering. Upon a change of control, Quality Distribution, LLC will be required to make an offer to purchase the new notes at a purchase price equal to 101% of their principal amount, plus accrued interest.

The offering of our common stock hereby is conditioned upon, among other things, the consummation of an offering of the new notes generating at least $125 million in gross proceeds (before discounts, commissions and other expenses). However, the actual terms of the new notes to be issued by Quality Distribution, LLC may differ from the terms described above so long as the differences, taken as a whole, are not materially adverse to the shareholders.

FIRSTS

Following the Transaction, $7,500,000 principal amount of our FIRSTS will remain outstanding. Interest is payable on the FIRSTS at a rate per annum equal to LIBOR plus 4.81%, reset every three months, and the FIRSTS will mature on June 15, 2006.

The FIRSTS are unsecured obligations guaranteed by the guarantors (other than Quality Distribution, LLC and QD Capital Corporation), are our senior subordinated obligations and rank junior in right of payment to all of our existing and future senior debt. In the event of liquidation, bankruptcy, insolvency or similar events, holders of our and the guarantors’ senior debt are entitled to receive payment in full in cash or cash equivalents before holders of the FIRSTS are entitled to receive any payments on account of the notes or the subsidiary guarantees thereon. No payments may be made on the FIRSTS or the subsidiary guarantees thereon if either we or the subsidiary guarantors, as the case may be, default in the payment of senior debt, and any payments on the FIRSTS or the subsidiary guarantees thereon may be blocked for up to 180 days if either we or the subsidiary guarantors, as the case may be, default on the senior debt in some other way until such default is cured or waived.

We may redeem the FIRSTS at any time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Upon a change of control, we are required, at the option of the holder, to repurchase the FIRSTS at 101.0% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

Indebtedness to be Redeemed as Part of the Transaction

We intend to use a portion of the proceeds of the offering of common stock hereby and the proceeds of the offering of the new notes, along with borrowings under the delayed draw term loan under the new credit facility, to redeem all of the outstanding 10% Senior Subordinated Notes, the 12.5% Senior Subordinated Secured Notes and the 12% Junior PIK Notes, and to pay any expenses and/or premiums incurred or required in connection therewith. Upon closing of this offering and the concurrent offering of the new notes, we and Quality Distribution, LLC intend to mail or cause to be mailed irrevocable notices of redemption to the holders of the securities to be redeemed as part of the Transaction. We and Quality Distribution, LLC currently expect to redeem the securities within 60 days after the mailing of such notices. Simultaneously with redeeming the securities on the redemption date, we and Quality Distribution, LLC intend to enter into satisfaction and discharge agreements to evidence that the indentures relating to such securities cease to be in effect (except for the indenture governing the terms of the 10% Senior Subordinated Notes and the FIRSTS which will not be discharged). The following is a brief description of such indebtedness to be redeemed.

10% Senior Subordinated Notes

As of September 30, 2003, we had $18,100,000 principal amount of 10% Senior Subordinated Notes outstanding. Interest is payable on the 10% Senior Subordinated Notes at a rate of 10% per annum, and the 10% Senior Subordinated Notes will mature on June 15, 2006. We have the option to redeem the 10% Senior Subordinated Notes at any time upon not less than 30 and no more than 60 days’ notice, at redemption prices declining, on or after June 15, 2003, from 102.5% to 100% of their principal amount (if such 10% Senior Subordinated Notes are redeemed on or after June 15, 2004), plus accrued and unpaid interest, if any, to the redemption date. Upon a change of control, we are required, at the option of the holder, to repurchase the 10% Senior Subordinated Notes at 101.0% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

12.5% Senior Subordinated Secured Notes

As of September 30, 2003, Quality Distribution, LLC had outstanding approximately $58.3 million aggregate principal amount of 12.5% Senior Subordinated Secured Notes, which mature on June 15, 2008. Quality Distribution, LLC’s 12.5% Senior Subordinated Secured Notes are guaranteed on a senior subordinated basis by all of Quality Distribution, LLC’s domestic subsidiaries (except for QD Capital Corporation). The guarantees are full, unconditional, joint and several obligations of the guarantors. Quality Distribution, LLC’s obligations under the 12.5% Senior Subordinated Secured Notes and the guarantor’s obligations under the guarantees are secured by a second priority lien, subject to certain exceptions, on all of Quality Distribution,

LLC’s domestic assets and the domestic assets of the guarantors that secure the new credit facility and the interest rate protection and other hedging agreements permitted thereunder, excluding capital stock and other securities owned or held by us or our existing and future subsidiaries. The 12.5% Senior Subordinated Secured Notes bear interest at a rate of 12 1/2% per annum, of which 7 1/4% per annum is payable in cash and 5 1/4% per annum is payable in kind, subject to increases in the cash portion if total leverage ratio or senior leverage ratio targets are met. Quality Distribution, LLC has the option to redeem the 12.5% Senior Subordinated Secured Notes at any time upon not less than 30 and no more than 60 days’ notice, at redemption prices declining on or after December 15, 2002 from 104.17% to 100% of their principal amount (if such 12.5% Senior Subordinated Secured Notes are redeemed on or after December 15, 2004), plus accrued and unpaid interest, if any, to the redemption date. At any time after May 30, 2007, Quality Distribution, LLC will be required, so long as no default or event of default has occurred and is continuing under the existing credit facility or would result therefrom, to redeem a portion of each of the 12.5% Senior Subordinated Secured Notes sufficient to prevent such notes from having been issued with “significant original issue discount” as the term is defined in Section 163(i) of the Internal Revenue Code of 1986, as amended. In such case, the 12.5% Senior Subordinated Secured Notes will be partially redeemed, on a pro rata basis, at a redemption price of 100% of the principal amount of that portion of the 12.5% Senior Subordinated Secured Notes required to be redeemed. Upon a change of control, Quality Distribution, LLC is required to make an offer to purchase the 12.5% Senior Subordinated Secured Notes at a purchase price equal to 101.0% of their principal amount, plus accrued interest, if any, to the date of purchase.

12% Junior PIK Notes

As of September 30, 2003, we had outstanding $14.4 million aggregate principal amount of our 12% Junior PIK Notes. Our 12% Junior PIK Notes mature on June 15, 2009 and bear interest at a rate of 12% per annum, of which 1% per annum is payable in cash and 11% per annum is payable in kind. The 12% Junior PIK Notes are unsecured and are not guaranteed by Quality Distribution, LLC or any of its subsidiaries. Interest is payable semi-annually on June 15 and December 15 commencing June 15, 2002 and ending on June 15, 2009. We have the option to redeem the 12% Junior PIK Notes at any time upon not less than 30 and no more than 60 days’ notice, at redemption prices declining on or after December 15, 2002 from 109.0% to 100.0% of their principal amount (if such 12% Junior PIK Notes are redeemed on or after December 15, 2008), plus accrued and unpaid interest, if any, to the redemption date. Upon a change of control, we are required, at the option of the holder, to repurchase the 12% Junior PIK Notes at the same redemption price as an optional redemption.

CONVERSION OF PREFERRED STOCK

Holders of Preferred Stock

Apollo and a then affiliate of Deutsche Bank acquired $10,500,000 liquidation preference amount of preferred stock for $10,500,000 in cash (105,000 shares) in connection with the acquisition of CLC in 1998. Apollo acquired another $39.5 million liquidation preference amount of preferred stock in exchange for $10 million in cash (100,000 shares) and $29.5 million (295,000 shares) in face amount of our existing 10% Senior Subordinated Notes due 2006 and Series B Floating Interest Term Rate Securities due 2006 as part of the 2002 transactions. Certain members of management acquired $1,000,000 liquidation preference amount of preferred stock (10,000 shares) as part of the same transactions by an exchange of 2006 Notes. As of September 30, 2003, the accreted liquidation preference of all outstanding shares of our preferred stock was approximately $69.4 million, and the present value of the future dividends to be received on such preferred stock through the mandatory redemption date of September 15, 2006 was approximately $19 million.

The Special Committee Process

On August 26, 2003, our Board of Directors created a Special Committee comprised of Donald C. Orris and Richard J. Brandwie. In light of Apollo’s position as our controlling shareholder and the holder of approximately 98% of the shares of our preferred stock, and the fact that the proposed exchange or conversion was a related-party transaction, our Board of Directors determined that the Special Committee should be created so that the Board of Directors could discharge properly its fiduciary duties and that the Special Committee should be comprised of independent members of our Board of Directors who were not employees of Apollo and did not hold shares of our preferred stock. The Special Committee was formed for the purposes of reviewing, evaluating, and negotiating with Apollo the terms for the exchange or conversion of shares of our preferred stock for shares of our common stock, and providing a recommendation to our Board of Directors as to the fairness of the exchange or conversion to us and our shareholders. Our Board of Directors gave the Special Committee full authority to determine whether the proposed exchange or conversion was fair and to decide whether to recommend to the Board of Directors that we proceed with the exchange or conversion.

The Special Committee retained separate legal counsel and an independent financial advisor, Chartered Capital Advisers, Inc., to assist the Special Committee in fulfilling its fiduciary duties in reviewing, evaluating, and negotiating the terms of an exchange or conversion. During the period between September 4, 2003 and September 29, 2003, the Special Committee held several meetings and evaluated extensive financial analysis prepared by its financial advisor with respect to the terms of an exchange or conversion of our preferred stock.

In making its decision to approve the conversion of our outstanding preferred stock, the Special Committee considered the following material factors:

•	Regardless of the terms on which the offering contemplated hereby is consummated, if at all, the preferred stock immediately became the economic equivalent of the shares of common stock that will be received when the outstanding preferred stock is converted into common stock. See “Conversion of Preferred Stock—Terms of the Amendment to the Preferred Stock.”

•	The benefits to the common shareholders that could result from this offering, the offering of the new notes, and the entry by us into a new credit facility, none of which likely could be completed with the preferred stock remaining in place. These benefits include the reduction of indebtedness, our improved long-term liquidity, and the opportunity for the existing common shareholders to sell their shares in the open market.

•	That the valuation put forth by Apollo and used to determine the estimated $11.63 conversion price was developed using the most accurate and reasonable information available at such time.

•	The conclusion of the Special Committee’s financial advisor that the valuation used to determine the $11.63 conversion price was fair.

•	Based upon information provided to the Special Committee by Apollo and QDI, the estimated per share price of $11.63 for the offering contemplated hereby was the best estimate available on September 29, 2003, the date that the preferred stock conversion was approved by the Special Committee.

•	Based upon an estimated per share price of $11.63 for the offering contemplated hereby, the fact that the preferred stockholders would receive approximately $89 million of common stock, which is approximately equal to the accreted liquidation value of the outstanding preferred stock plus the present value of future dividends to be received on the such preferred stock as of September 30, 2003.

•	The fact that the Special Committee’s financial advisor concluded that the terms of the conversion of the outstanding preferred stock, were fair, from a financial point of view, to us and our shareholders.

•	The benefits to our existing minority shareholders, even if the offering contemplated hereby is not consummated, of eliminating the senior claims, dividends, and preferences of the preferred stock.

In its proposal to the Special Committee, Apollo offered to exchange the preferred stock at a fixed exchange rate, conditioned upon the successful consummation of the offering contemplated hereby. In its negotiations with Apollo, the Special Committee proposed, among other things, that the exchange ratio be based upon the initial public offering price for shares of our common stock, rather than a fixed ratio. After further negotiations, the Special Committee ultimately approved a fixed conversion price of $11.63, requiring, however, that conversion not be conditioned upon the successful consummation of the offering contemplated hereby. The Special Committee’s decision to allow a fixed-rate conversion was based on:

•	Information provided to the Special Committee by Apollo and QDI, that the estimated per share price of $11.63 for the offering contemplated hereby was the best estimate available on September 29, 2003, the date that the preferred stock conversion was approved by the Special Committee.

•	The Special Committee’s discussions with Apollo and the Special Committee’s financial advisor that issuing a fixed number of shares of common stock for all of the outstanding preferred stock likely would not result in a windfall to Apollo as it would be highly unlikely that the per share price of the common stock to be sold in the offering contemplated hereby would be substantially greater than $11.63.

•	The Special Committee’s conclusion that the benefits to the minority common shareholders of eliminating senior claims, dividends and preferences of the preferred stock, irrespective of whether the offering contemplated hereby was consummated, was more significant than the potential risk of a windfall to Apollo in the event the per share price of the common stock to be sold in the offering contemplated hereby exceeded $11.63.

Based on these factors, the Special Committee concluded that the conversion of the outstanding preferred stock was fair, advisable, and in our best interests and the best interest of our shareholders and recommended that our Board of Directors approve the conversion of the outstanding preferred stock. The Special Committee’s conclusion is contained in the minutes of its September 29, 2003 meeting, which was provided to our Board of Directors. In addition, the Special Committee’s financial advisor issued to the Special Committee a written opinion that the conversion of the outstanding preferred stock was fair, from a financial point of view, to us and our shareholders. The Special Committee’s financial advisor has consented to the reference to the opinion herein.

The financial advisor made the following material assumptions in issuing its opinion to the Special Committee:

•	The preferred stock conversion would not be contingent upon the completion of the offering contemplated hereby since the Special Committee had expressly required that no such contingency be permitted;

•	The offering contemplated hereby could not occur unless the preferred stock conversion were effectuated before the offering was consummated;

•	The preliminary valuation analyses made by QDI and the QDI’s underwriters indicated their best estimates of value based on information available to them as of August 2003;

•	If the offering contemplated hereby was consummated, the best estimate of the offering price on September 29, 2003 was $11.63;

•	The lack of any other foreseeable alternative forms of financing to redeem the preferred stock at or prior to the redemption date;

•	The lack of foreseeable opportunities for the minority holders of the QDI’s common stock to achieve liquidity in the absence of the offering contemplated hereby;

•	The reduced financial risk of QDI as a result of the inflow of equity from the offering contemplated hereby would benefit QDI and QDI’s minority shareholders;

•	The common stock issued upon conversion of the preferred stock would not be readily saleable due to a lockup agreement, limitations under the securities laws, and practical limits on the potential adverse perception in the stock market of large sales of equity by majority shareholders;

•	The shares issued in the preferred stock conversion would facilitate the ability of QDI to avoid a change in control following the offering contemplated hereby, which would allow QDI to utilize its net operating loss carryforwards; and

•	If the offering contemplated hereby were not consummated, the view that QDI’s minority shareholders would be in a better position as a result of the preferred stock conversion.

The financial advisor assumed an initial public offering price of $11.63. The fairness opinion does not consider any other initial public offering prices. Because the preferred stock conversion was based upon a fixed conversion ratio, the actual initial public offering price would not render the fairness opinion invalid.

Based upon the conclusion of the Special Committee and its recommendation to the Board of Directors that the conversion of the outstanding preferred stock was fair, advisable and in our best interests and the best interest of our shareholders, our Board of Directors, acting by unanimous written consent on October 1, 2003, approved the amendment to the terms of our 13.75% preferred stock (See “—Terms of the Amendment to the Preferred Stock” and “—Terms of the Conversion”). On October 1, 2003, the holders of a majority of our 13.75% preferred stock, acting by written action in lieu of a meeting, approved the terms of the amendment and the filing of such amendment with the Secretary of State of the State of Florida.

Terms of the Amendment to the Preferred Stock

On October 1, 2003, we amended the terms of our outstanding 13.75% preferred stock to eliminate all special redemption, liquidation and other rights, preferences and privileges of such preferred stock so as to effectively eliminate all rights, preferences and privileges of our preferred stock vis-à-vis our common stock. This was done at the request of the Special Committee which had wanted the conversion to occur at such time but which could not occur due to prohibitions in our existing credit facility. The amendment provides, among other things, that the outstanding preferred stock will convert into common stock upon the earlier to occur of the consummation of the offering of common stock contemplated hereby or the receipt by us of the consent of our lenders required under our existing credit facility, will vote together with the common stock on an “as-converted” basis, will receive dividends only if paid on the common stock, will have no redemption provisions, and will have no liquidation preference vis-à-vis the common stock, but will share ratably with the common stock in the event of any liquidation or similar event.

Terms of the Conversion

Pursuant to the terms of the amendment, upon the earlier to occur of the consummation of the offering of common stock contemplated hereby or the receipt by us of the consent of our lenders required under our existing credit facility, all 510,000 shares of preferred stock outstanding will convert automatically into 7,654,235 shares of common stock. This conversion results in each outstanding share of preferred stock converting into approximately 15 shares of common stock, which results in an effective price of approximately $11.63 per share of common stock. The purpose of the conversion is to eliminate all outstanding shares of preferred stock so that we will have only one class of capital stock outstanding following the offering of common stock contemplated hereby.

Following the conversion, there will no longer be any shares of our preferred stock outstanding. The shares of common stock issued upon conversion of our outstanding preferred stock will represent approximately 42.5% of the common stock outstanding following the consummation of the offering contemplated hereby (approximately 40.5% if the underwriters over-allotment option is exercised in full), and such shares will not be subject to any restrictions on transfer, other than those restrictions with respect to post-offering periods customarily imposed by underwriters of offerings of the type contemplated hereby and compliance with securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 18,012,311 shares of common stock will be outstanding. The number of shares of common stock to be outstanding after completion of this offering is based on the number of shares outstanding as of September 30, 2003, after giving effect to the 7,654,235 shares of common stock to be issued upon conversion of the outstanding shares of our preferred stock and on the shares of common stock issued in the offering and excludes:

•	103,955 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2003 under our stock option plans, each at an exercise price of $23.53 per share;

•	2,210,000 shares of common stock reserved for future grant under our stock option plans;

•	291,186 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.94 per share; and

•	500,000 shares of common stock reserved for issuance under our 2003 restricted stock plan.

Of these shares, the 7,000,000 shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 11,012,311 shares of common stock outstanding will be either restricted securities or affiliate securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose share are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the common stock (approximately 180,123 shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

Commencing one year after the date of this prospectus, approximately 10,684,448 outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitation, manner of sale and notice requirements set forth in applicable SEC rules and 327,863 of the restricted securities will be saleable without regard to these restrictions under Rule 144(k).

Our executive officers and directors, the Apollo Funds and certain other shareholders who will collectively hold after this offering 10,774,757 shares of common stock have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of one year after the date of this prospectus.

Promptly upon completion of the offering, we intend to file a registration statement on Form S-8 with the SEC to register shares of our common stock reserved for issuance or sale under our stock option plans. As of September 30, 2003, there were outstanding options to purchase a total of 103,955 shares of common stock, 56,015 of which were vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

We have granted certain entities affiliated with Apollo demand and incidental registration rights with respect to the shares of common stock owned by them after this offering. In addition, shareholders holding approximately 550,315 outstanding shares of our common stock after this offering have been granted incidental registration rights in the event we effect a registration of our common stock under the Securities Act. See “Certain Relationships and Related Transactions.”

Prior to the offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material United States federal income tax considerations related to the ownership and disposition of our common stock that may be relevant to you if you acquire our common stock pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as “IRS” in this summary.

This summary discusses only the tax consequences to the initial investors who purchase our common stock pursuant to the initial offering and does not discuss the tax consequences applicable to subsequent purchasers of our common stock. This summary deals only with common stock held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to holders of our common stock in light of their particular circumstances or to holders of common stock subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, partnerships or pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the common stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the common stock whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning our common stock. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of our common stock should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under other United States federal tax laws (such as estate and gift tax laws), the laws of any state, local or foreign jurisdiction.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of common stock that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of common stock that is an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.

Distributions to U.S. Holders

If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. For the tax years 2003 through 2008, certain U.S. Holders are subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains.

Distributions to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain certification requirements described below are satisfied, a lower rate specified by the treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder furnishes to us or our paying agent the appropriate IRS form and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.

Gain on Disposition of Common Stock by U.S. Holders

A U.S. Holder will recognize gain or loss on the sale or exchange of our common stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Individual U.S. Holders are subject to a maximum tax rate of 15% on long-term capital gain (increased to 20% for years after 2008).

Gain on Disposition of Common Stock by Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•

The gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above;

•	A Non-U.S. Holder who is an individual holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses; or

•	We are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such Non-U.S. Holder held our common stock (the shorter period hereinafter referred to as the “lookback period”); provided that if our common stock is regularly traded on an established securities market, this rule will generally not cause any gain to be taxable unless the Non-U.S. Holder owned more than 5% of our common stock at some time during the lookback period. We do not believe that we are a USRPHC and do not expect to become one in the future. However, we could become a USRPHC as a result of future changes in assets or operations.

Information Reporting and Backup Withholding Tax

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

A U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to dividends on, and the proceeds from the sale or redemption of, common stock, unless such holder (a) is an entity that is exempt from withholding (including, among others, corporations and certain tax-exempt organizations) and when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, and otherwise complies with applicable requirements of the backup withholding rules.

Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends.

Under United States Treasury Regulations, payments on the sale or redemption of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to sale or redemption payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Potential Code § 382 Limitation

If a corporation with net operating losses (“NOLs”), as defined in Section 172 of the Code, undergoes an “ownership change” within the meaning of Section 382 of the Code, then the Code imposes a limitation on the amount of “post-change” income that can be offset by “pre-change” NOLs (the “Section 382 Limitation”). The Section 382 Limitation is: the loss corporation’s value (at the time of the ownership change) multiplied by the long-term tax-exempt rate. An ownership change generally occurs when there is (i) a shift in ownership involving one or more “5% shareholders” or (ii) an “equity shift,” which, in either case, results in an increase by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such 5% shareholders during the “testing period” (generally, the 3 years preceding the testing date).

At December 31, 2002, we had approximately $99 million in NOL carryforwards. We do not believe that the transactions contemplated herein will cause an ownership change. However, such a determination is complex and may be successfully challenged by the IRS. Moreover, sales of our stock by persons that own our stock prior to the offering, or future issuances of stock by us (including as a result of the exercise of options or warrants) may cause an ownership change, and no assurances can be given that such sales or issuances will not occur. If an ownership change occurred as a consequence of this offering (which as noted below, we do not believe to be the case), our future use of our pre-change NOLs would be limited to approximately $5,451,000 per year.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 6, 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives, and the underwriters have agreed to severally purchase, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	2,342,200
Bear, Stearns & Co. Inc.	2,342,200
Deutsche Bank Securities Inc.	1,003,800
J.P. Morgan Securities Inc.	669,200
Legg Mason Wood Walker, Incorporated	334,600
C.L. King & Associates, Inc.	44,000
Morgan Keegan & Company, Inc.	44,000
Sanders Morris Harris	44,000
Stephens Inc.	44,000
Stifel, Nicolaus & Company, Incorporated	44,000
SunTrust Capital Markets, Inc.	44,000
The Williams Capital Group, L.P.	44,000

Total	7,000,000

The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriter may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 875,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.714 per share. The underwriters may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Expenses	$0.31	$0.28	$2,200,000	$2,200,000
Underwriting Discounts and Commissions	1.19	1.19	8,330,000	9,371,250

The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

We intend to use more than 10% of the net proceeds from the sale of the common stock and the new notes to repay indebtedness owed by us to affiliates of Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of an issuer’s securities, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Bear, Stearns &

Co. Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Bear, Stearns & Co. Inc.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of one year after the date of this prospectus, except issuances pursuant to the exercise of an option or warrant or the exchange of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, the issuance of options under our existing stock plans and the issuance of common stock (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction, provided that the common stock (or such options, warrants and convertible securities) so issued is subject to the terms of a lock-up agreement having provisions that are substantially the same as the agreements described in the following paragraph.

Our executive officers and directors, the Apollo Funds and certain other stockholders who will collectively hold after this offering 10,774,757 shares of common stock have agreed, subject to specified exceptions including dispositions to QDI, that they will not offer, sell, short sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of one year after the date of this prospectus. Additionally, the foregoing stockholders also agreed that they will not, without the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of one year after the date of this prospectus, make any demand for or exercise any right with respect to the registration of our common stock or securities convertible into or exchangeable for any shares of our common stock.

The representatives have agreed to reserve up to 360,000 shares of the common stock being offered hereby for sale to members of our management, friends and family members of our management, our employees, directors, affiliates, owner-operators and employees of our affiliates and owner-operators. The shares will be sold to them at the public offering price. Any of those shares not subscribed to will be offered to the public in the offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The underwriters have agreed to indemnify us, our directors, our officers who sign the registration statements of which this prospectus is a part and our controlling persons against certain liabilities, including liabilities under the Securities Act, or contribute to payments that we and our controlling persons may be required to make in that respect.

From time to time, certain of the underwriters and their affiliates have provided, and will continue to provide, investment banking, commercial banking and other services (including acting as agents and lenders under the new credit facility) to us and certain existing stockholders, for which they receive customary fees and commissions. Affiliates of certain of the underwriters beneficially own directly, and indirectly through funds affiliated with Apollo Management, Inc., shares of our common stock. Additionally, affiliates of Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. are lenders under our existing credit facility and will receive proceeds from this offering and the concurrent private offering of new notes as discussed in the seventh paragraph of this underwriting section.

Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between the underwriters and our Board of Directors. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Tampa, Florida. Certain legal matters relating to this offering will be passed upon for us by O’Melveny & Myers LLP, New York, New York and for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph related to the restatement of the financial statements as of and for the year ended December 31, 2001 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are not yet subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Upon completion of this offering, we will become subject to such information and periodic reporting requirements.

We intend to furnish holders of the shares of common stock offered in this offering with annual reports containing audited consolidated financial statements together with a report by our independent certified public accountants.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of

Quality Distribution, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Quality Distribution, Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” on January 1, 2002.

As discussed in Note 1, the Company restated the financial statements as of and for the year ended December 31, 2001.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Tampa, Florida
August 15, 2003, except for Note 16, which is as of November 4, 2003

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2001 and 2002

(In 000’s) Except Per Share Data

	2001	2002
	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$2,212	$661
Accounts receivable, net	85,147	75,428
Current maturities of other receivables	891	991
Inventories	1,143	898
Prepaid expenses	5,767	5,186
Prepaid tires	8,968	7,894
Income tax recoverable	306	—
Other	1,775	1,587

Total current assets	106,209	92,645
Property and equipment, net	177,359	153,561
Goodwill, net	150,495	130,732
Intangibles, net	2,280	1,585
Other assets	11,795	8,742

	$448,138	$387,265

LIABILITIES AND STOCKHOLDERS’ DEFICIT AND MANDATORILY REDEEMABLE SECURITIES
Current liabilities:
Current maturities of indebtedness	$2,677	$3,251
Accounts payable	13,417	13,356
Affiliates and independent owner-operators payable	4,930	10,604
Accrued expenses	49,551	44,373
Income taxes payable	1,092	1,569

Total current liabilities	71,667	73,153
Long-term indebtedness, less current maturities	441,179	394,362
Environmental liabilities	36,163	27,324
Other non-current liabilities	13,744	17,656
Deferred tax liability	1,270	1,361

Total liabilities	564,023	513,856

Mandatorily redeemable common stock (30 shares)	1,210	—
Mandatorily redeemable preferred stock, net	16,499	62,675
Minority interest in subsidiary	1,833	1,833

Commitments and contingencies (Notes 12 and 13)

STOCKHOLDERS’ DEFICIT
Common stock, no par value; 29,000 shares authorized and 3,422 issued and outstanding at December 31, 2001; 29,000 shares authorized and 3,437 issued and outstanding at December 31, 2002;	20	20
Additional paid-in capital	105,544	105,477
Treasury stock, 95 and 36 shares at December 31, 2001 and 2002, respectively	(402)	(1,236)
Accumulated deficit	(38,395)	(88,317)
Stock recapitalization	(189,589)	(189,589)
Accumulated other comprehensive loss	(10,829)	(15,831)
Stock purchase warrants	—	86
Stock subscriptions receivable	(1,776)	(1,709)

Total stockholders’ deficit	(135,427)	(191,099)

	$448,138	$387,265

The accompanying notes are an integral part of these consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended December 31, 2000, 2001 and 2002

(In 000’s) Except Per Share Data

	2000	2001	2002
		(Restated)
OPERATING REVENUES:
Transportation	$488,835	$444,816	$447,898
Other service revenue	67,712	65,885	68,640

Total operating revenues	556,547	510,701	516,538

OPERATING EXPENSES:
Purchased transportation	320,943	298,688	301,921
Compensation	73,076	66,978	69,104
Fuel, supplies and maintenance	46,440	42,426	43,234
Depreciation and amortization	35,281	33,410	31,823
Selling and administrative	17,570	13,743	13,575
Insurance claims	11,148	11,656	13,320
Taxes and licenses	4,701	4,197	4,231
Communication and utilities	8,316	7,736	7,479
Loss (gain) on sale of property and equipment	(457)	99	486
CLC expenses	6,740	2,400	2,278
Restructuring charges	3,195	1,049	1,804

Total operating expenses	526,953	482,382	489,255

Operating income	29,594	28,319	27,283
Interest expense	40,605	40,389	33,970
Interest expense, transaction fees	—	—	10,077
Other expense (income)	(393)	(143)	6

Loss before income taxes	(10,618)	(11,927)	(16,770)
Provision for income taxes	31,225	1,135	1,443

Loss from continuing operations	(41,843)	(13,062)	(18,213)
Discontinued Operations:
(Loss) gain from operations of discontinued divisions, net of tax	56	(359)	(1,386)
Loss on disposal of discontinued divisions, net of tax	—	—	(1,527)

Loss before cumulative effect of change in accounting principle	(41,787)	(13,421)	(21,126)
Cumulative effect of change in accounting principle	—	—	(23,985)

Net loss	(41,787)	(13,421)	(45,111)
Preferred stock dividends and accretions	(1,745)	(2,762)	(6,021)

Net loss attributable to common stockholders	$(43,532)	$(16,183)	$(51,132)

PER SHARE DATA:
Basic:
Net loss from continuing operations per common stockholder	$(12.72)	$(4.62)	$(7.19)
(Loss) gain on discontinued operations	0.02	(0.11)	(0.87)
Cumulative effect of change in accounting principle	—	—	(7.12)

Net loss per common stockholders	$(12.70)	$(4.73)	$(15.18)

Diluted:
Net loss from continuing operations per common stockholder	$(12.72)	$(4.62)	$(7.19)
(Loss) gain on discontinued operations	0.02	(0.11)	(0.87)
Cumulative effect of change in accounting principle	—	—	(7.12)

Net loss per common stockholders	$(12.70)	$(4.73)	$(15.18)

Weighted average number of shares—basic	3,427	3,422	3,369
Weighted average number of shares—diluted	3,427	3,422	3,369

The accompanying notes are an integral part of these consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2000, 2001 and 2002

(In 000’s)

	Comprehensive Loss	Common Stock	Treasury Stock	Additional Paid-in- capital	Accumulated Deficit	Stock Recapitalization	Accumulated Other Comprehensive Loss	Stock Purchase Warrants	Stock Subscription Receivable	Total Stockholders’ Deficit
Balance December 31, 1999		$20	$—	$104,915	$21,320	$(189,589)	$(177)	$—	$(1,262)	$(64,773)
Net loss	$(41,787)	—	—	—	(41,787)	—	—	—	—	(41,787)
Issuance of common stock, net	—	—	—	741	—	—	—	—	—	741
Issuance of stock subscription, net	—	—	—	—	—	—	—	—	(624)	(624)
Acquisition of treasury stock	—	—	(32)	—	—	—	—	—	—	(32)
Preferred stock accretion	—	—	—	—	(1,444)	—	—	—	—	(1,444)
Minority stock dividend	—	—	—	—	(301)	—	—	—	—	(301)
Translation adjustment	(574)	—	—	—	—	—	(574)	—	—	(574)
Pension plan minimum liability	(2,072)	—	—	—	—	—	(2,072)	—	—	(2,072)

Balance December 31, 2000	$(44,433)	20	(32)	105,656	(22,212)	(189,589)	(2,823)	—	(1,886)	(110,866)

Net loss (restated)	$(13,421)	—	—	—	(13,421)	—	—	—	—	(13,421)
Issuance of common stock, net	—	—	—	(112)	—	—	—	—	—	(112)
Stock subscription receipts	—	—	—	—	—	—	—	—	110	110
Acquisition of treasury stock	—	—	(370)	—	—	—	—	—	—	(370)
Preferred stock accretion	—	—	—	—	(2,617)	—	—	—	—	(2,617)
Minority stock dividend	—	—	—	—	(145)	—	—	—	—	(145)
Translation adjustment	(336)	—	—	—	—	—	(336)	—	—	(336)
Change in value of derivatives	(3,346)	—	—	—	—	—	(3,346)	—	—	(3,346)
Pension plan minimum liability	(4,324)	—	—	—	—	—	(4,324)	—	—	(4,324)

Balance, December 31, 2001 (restated)	$(21,427)	20	(402)	105,544	(38,395)	(189,589)	(10,829)	—	(1,776)	(135,427)

Net loss	$(45,111)	—	—	—	(45,111)	—	—	—	—	(45,111)
Stock subscription receipts	—	—	—	(67)	—	—	—	—	67	—
Acquisition of treasury stock	—	—	(834)	—	—	—	—	—	—	(834)
Preferred stock accretion	—	—	—	—	(5,876)	—	—	—	—	(5,876)
Minority stock dividend	—	—	—	—	(145)	—	—	—	—	(145)
Adjustment to redemption amount of mandatorily redeemable common stock	—	—	—	—	1,210	—	—	—	—	1,210
Issuance of stock warrants	—	—	—	—	—	—	—	86	—	86
Translation adjustment	(441)	—	—	—	—	—	(441)	—	—	(441)
Change in value of derivatives	3,346	—	—	—	—	—	3,346	—	—	3,346
Pension plan minimum liability	(7,907)	—	—	—	—	—	(7,907)	—	—	(7,907)

Balance, December 31,2002	$(50,113)	$20	$(1,236)	$105,477	$(88,317)	$(189,589)	$(15,831)	$86	$(1,709)	$(191,099)

The accompanying notes are an integral part of these consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002

(In 000’s)

	2000	2001	2002
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,787)	$(13,421)	$(45,111)
Adjustments to reconcile to net cash and cash equivalents provided by operating activities:
Deferred income taxes	30,523	88	90
Depreciation and amortization	37,044	35,125	31,823
Cumulative effect of change in accounting principle	—	—	23,985
Loss (gain) on sale of property and equipment	(457)	101	2,049
Amortization of bond carrying value	—	—	(1,307)
Writeoff/amortization of deferred financing costs	—	—	10,481
Paid-in-kind interest	—	—	2,296
Changes in assets and liabilities:
Accounts and other receivable	35,105	5,304	9,620
Inventories	(23)	643	245
Prepaid expenses	3,662	1,624	581
Prepaid tires	1,123	(811)	1,074
Other assets	1,978	(3,569)	(2,061)
Accounts payable and accrued expenses	(8,926)	(5,768)	(10,481)
Affiliates and independent owner-operators payable	(629)	(2,633)	5,674
Other liabilities	(16,315)	(9,516)	(3,912)
Current income taxes	(16)	301	786

Net cash and cash equivalents provided by operating activities	41,282	7,468	25,832

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures Proceeds from sales of property and equipment	(23,079)	(37,412)	(15,286)
	4,358	2,476	8,117

Net cash and cash equivalents used in investing activities	(18,721)	(34,936)	(7,169)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (payments) on long-term debt, net	—	45,000	(4,500)
Issuance of preferred stock	—	—	10,000
Principal payments on long-term debt and capital lease obligations	(17,218)	(18,083)	(12,984)
Amendment fees	—	—	(5,501)
Decrease in bank overdraft	(3,090)	3,461	(5,836)
Preferred stock redemption	—	(2,600)	—
Other stock transactions	438	(370)	(1,032)
Minority stock dividends	(301)	(145)	(145)

Net cash and cash equivalents (used in) provided by financing activities	(20,171)	27,263	(19,998)

Net (decrease) increase in cash and cash equivalents	2,390	(205)	(1,335)
Effect of exchange rate changes on cash	(804)	(219)	(216)
Cash and cash equivalents, beginning of year	1,050	2,636	2,212

Cash and cash equivalents, end of year	$2,636	$2,212	$661

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$39,412	$33,914	$32,079

Income taxes	$637	$354	$129

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Accretion of dividends on preferred stock	$1,444	$2,617	$5,876

Exchange Offer reduction in debt	$—	$—	$45,415

Original capital lease obligation	$—	$—	$881

Adjustment to redemption amount of mandatorily redeemable common stock	$—	$—	$1,210

The accompanying notes are an integral part of these consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 2001 and 2002

1.    BUSINESS ORGANIZATION

Quality Distribution, Inc. and its subsidiaries (the “Company” or “QDI”) are engaged primarily in truckload transportation of bulk chemicals in North America. The Company conducts a significant portion of its business through a network of company terminals, affiliates and independent owner-operators. Affiliates are independent companies, which enter into renewable one-year contracts with the Company. Affiliates are responsible for paying for their own power equipment (including debt service), fuel and other operating costs. Certain affiliates lease trailers from the Company. Owner-operators are independent contractors, who, through a contract with the Company, supply one or more tractors and drivers for the Company’s use. Contracts with owner-operators may be terminated by either party on short notice. The Company also charges affiliates and third parties for the use of tractors and trailers as necessary. In exchange for the services rendered, affiliates and owner-operators are generally paid a percentage of the revenues generated for each load hauled.

Historical financial information contained herein has been adjusted to reflect the sale of the discontinued operations, consisting of the Canadian petroleum division and the internet load brokerage subsidiary of QDI in the second quarter of 2002.

Recapitalization

On June 9, 1998, the Company completed a recapitalization with Sombrero Acquisition Corporation (“Sombrero”), an affiliate of Apollo Management, L.P. (“Apollo”), pursuant to which Sombrero merged with and into the Company. The total transaction value was approximately $250.0 million, including payment for outstanding stock options and payment of approximately $51.0 million in debt.

The transaction was accounted for as a leveraged recapitalization. There were no changes in the historical carrying values of the Company’s assets and liabilities as a result of the recapitalization. Recapitalization expenditures charged to equity were $189.6 million. $140.0 million of senior subordinated debt was used to finance the acquisition along with $60.0 million of senior secured bank debt.

The following table is intended to show the sources and uses of funds for the recapitalization (dollars in table in millions):

SOURCES OF FUNDS;
Revolving credit facility (sublimit)	$10.0
Term loan facility	50.0
Notes	140.0
Equity investment	68.0	(a)

Total sources	$268.0

USES OF FUNDS:
Payment of consideration in the merger	$195.0	(a)
Repayment of long-term debt, net	54.3	(b)
Fees and expenses	18.7

Total uses	$268.0

(a)	Includes $5.7 million implied value of 241 shares of common stock at $23.53 per share retained by management.
(b)	Represents the repayment of $55.8 million of long term debt, net of available cash of $1.5 million.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Exchange Offer

On April 10, 2002, QDI Inc. and its subsidiaries pursuant to the terms of an Offering Memorandum and Consent Solicitation Statement (the “Exchange Offer”), commenced an offer to exchange up to $87.0 million principal amount of QDI’s outstanding 10% Series B Senior Subordinated Notes due 2006 and Series B Floating Interest Rate Subordinated Term Securities due 2006 (FIRSTSSM) (collectively, the “QDI Notes”) for a combination of certain debt and equity securities (Note 8).

Restatement of 2001

The consolidated financial statements as of and for the year ended December 31, 2001 have been restated to reflect corrections of a clerical error in recording revenues and establishing a reserve for incurred but not reported insurance losses relating to a subsidiary that markets insurance products. These corrections resulted in an increase in net loss of approximately $1 million, an increase of claims loss reserves of $0.1 million and reduction in long term receivables of $0.9 million.

In addition, we reclassified our insurance subsidiary’s premium revenue and insurance loss expenses to a gross basis versus a net basis for 2000 and 2001. The impact of those reclassifications increased both other service revenue and insurance claims expense by $3.1 million and $2.4 million for 2000 and 2001, respectively.

All financial data in these financial statements reflects the impact of the restatement. The following table summarizes the impact of the corrections to the statement of operations and balance sheet as of and for the year ended December 31, 2001 (in thousands):

Statement of Operations Data:

	For the year ended December 31, 2001
	As Reported	Restatement	Reclassification	Reclass for Discontinued Operations	Restated
Other service revenue	$63,719	$—	$2,380	$(214)	$65,885
Total operating revenue	523,337	—	2,380	(15,016)	510,701
Insurance claims expenses	8,590	960	2,380	(274)	11,656
Total operating expenses	494,417	960	2,380	(15,375)	482,382
Net operating income	28,920	(960)	—	359	28,319
Loss before income taxes	(11,326)	(960)	—	359	(11,927)
Net loss	(12,461)	(960)	—	—	(13,421)

Balance Sheet Data:

	As of December 31, 2001
	As reported	Restated
Other assets	$8,881	$8,041
Total assets	448,978	448,138
Accrued expenses	49,431	49,551
Total current liabilities	71,547	71,667
Total liabilities	563,903	564,023
Accumulated deficit	(37,435)	(38,395)
Total stockholders’ deficit	(134,467)	(135,427)
Total liabilities, mandatorily redeemable securities and stockholders’ deficit	448,978	448,138

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Discontinued Operations

Historical financial information contained herein has been adjusted to reflect the discontinued operations resulting from the sale of certain non-guarantor subsidiaries’ assets in the second quarter of 2002. These subsidiaries consisted of the petroleum division and mining operation of Levy, and Bulknet, the internet load brokerage subsidiary of the Company.

The operations and asset disposition information of the discontinued divisions are as follows (in thousands):

	Year Ended December 31,
	2000	2001	2002
Revenue	$17,347	$15,015	$5,117
Operating expenses	17,291	15,374	6,503

Operating income (loss)	$56	$(359)	$(1,386)

The loss on disposal of these divisions during fiscal year 2002 is as follows (in thousands):

Carrying value of assets sold in 2002:
Petroleum Division	$5,450
Bulknet	392
Proceeds	(4,315)

Loss on disposal	$1,527

2.    LIQUIDITY

Our credit agreements include financial covenants, which were modified December 14, 2001 as part of an amendment (the “Fourth Amendment”) thereto. The new financial covenants were less restrictive than the original covenants and remained in effect for four consecutive calendar quarters ending December 31, 2002. On April 5, 2002, we entered into a fifth amendment (the “Fifth Amendment”) to our credit agreement. The Fifth Amendment further amended the financial covenants through the date of the final maturity of our credit agreement. Such revised covenants will be less restrictive than the previously existing covenants for the period ending March 31, 2003 through final maturity of our credit agreement.

On April 10, 2002, QDI and its subsidiaries, pursuant to the terms of an Offering Memorandum and Consent Solicitation Statement (the “Exchange Offer”), commenced an offer to exchange up to $87.0 million principal amount of the QDI Notes for a combination of certain debt and equity securities (Note 8).

3.    SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of QDI and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. Minority interest reflects outstanding preferred stock of Chemical Leaman Corp. (“CLC”), a subsidiary of QDI.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Bank overdrafts are included in accrued expenses.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of tires, parts, fuel and supplies for servicing the Company’s revenue equipment.

Property and Equipment

Property and equipment are recorded at cost. Tractors and trailers under capital leases are stated at the present value of the minimum lease payments at the inception of the lease. Depreciation, including amortization of tractors and trailers under capital leases, is computed on a straight-line basis over the estimated useful lives of the assets or the lease terms, whichever is shorter, to an estimated salvage value. The estimated useful lives are 10-25 years for buildings and improvements, 5-15 years for tractors and trailers, 7 years for terminal equipment, 3-5 years for furniture and fixtures, and 3-10 years for other equipment. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized. The Company assesses whether there has been an impairment of long-lived assets and certain intangibles in accordance with FAS 144 “Accounting for the Impairment and Disposal of Long-Lived Assets.” If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gains or losses are reflected in operating expenses.

Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted the provisions of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (Statement 142). As a result of the adoption of Statement 142, the amortization of goodwill ceased. Under Statement 142, goodwill is subject to an annual impairment test as well as impairment assessments of triggering events, which was completed in 2002. During our initial impairment analysis of goodwill, the Company determined that approximately $4.6 million of goodwill recorded in connection with the acquisition of Chemical Leaman Corporation in 1998, had been classified as an offset against accounts payable and accrued expenses. These amounts have been reclassified into goodwill.

As a result of our initial impairment test, an impairment adjustment of $24.0 million was charged to earnings as a cumulative effect of a change in accounting principle at January 1, 2002. There were several factors that led to the conclusion that an impairment charge was warranted. These factors included several consecutive years of declining revenues and operating losses, an uncertain economic environment exacerbated by the events of September 11, 2001, increased insurance costs for the foreseeable future and the highly leveraged nature of the Company. No tax benefit was recorded in connection with this charge. The fair value of the reporting unit was determined based on a combination of prices of comparable businesses and present value techniques.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

Beginning Balance	$150,495
Write-off related to sale of business unit	(358)
Reclassification	4,580
Impairment Loss	(23,985)

Ending Balance	$130,732

Intangible assets consist mainly of non-compete agreements and a pension plan related intangible asset with lives ranging from 1-14 years. Accumulated amortization of intangible assets was $1.4 million and $2.0 million at December 31, 2001 and 2002, respectively. The gross amount of intangible assets at December 31, 2001 and 2002 was $3.5 million.

Amortization expense for the year ended December 31, 2000, 2001 and 2002 was $2.8 million, $2.9 million and $0.7 million, respectively. Remaining intangible assets will be amortized to expense as follows (in thousands):

2003	$335
2004	94
2005	94
2006	94
2007 and after	886

The following table presents net loss on a comparable basis, after adjustment for goodwill amortization (in thousands):

	Year ended
	December 31, 2000	December 31, 2001
		(Restated)
Net loss:
As reported	$(41,787)	$(13,421)
Goodwill amortization	3,919	3,919

Adjusted net loss	$(37,868)	$(9,502)

Loss per common share:
As reported – basic	$(12.19)	$(3.92)
Pro forma – basic	$(11.05)	$(2.78)
As reported – diluted	$(12.19)	$(3.92)
Pro forma – diluted	$(11.05)	$(2.78)

Incentive Stock Option Plan

The Company uses Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation,” and the related interpretations to account for an employee stock option plan (the “Plan”). No compensation cost has been recognized under the Plan, as the option price has been greater than or equal to the

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

market price of the common stock on the applicable measurement date for all options issued. The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS 123, Accounting for Stock-Based Compensation,” for disclosure purposes in the current year.

Stock Option Plan

QDI adopted the Plan pursuant to which a total of 377,400 shares of QDI common stock will be available for grant. The maximum term of granted options is ten years. Fifty percent of each new option granted vests in equal increments over four years. The remaining fifty percent of each new option will vest in nine years, subject to acceleration if certain per-share equity value targets are achieved or, in the event of a sale of the Company. Vesting of the new options occurs only during an employee’s term of employment. The new options will become fully vested in the event of a termination of employment without “cause” or for “good reason” within six months following a sale of the Company.

The stock of QDI is not traded publicly. The pro forma fair value of options granted during 2000 and 2001 are based upon the Black-Scholes option pricing model using a risk free rate of 5.76% for 2000 and 4.86% for 2001 for options with an expected life of 10 years and using an expected volatility of 30% in 2000 and 2001. No dividends are expected to be paid in the model. The pro forma fair value of stock options granted in 2000 is $1,049,000 and 2001 is $96,000. No options were granted in 2002. In October 2002, members of senior management forfeited 180,200 options previously granted. At December 31, 2002, a total of 276,930 authorized shares remain available for granting.

Had compensation cost relating to the Plan been determined based upon the fair value at the grant date for awards under the Plan consistent with the method described in SFAS 123, the Company’s net loss and loss per share common would have been as follows for the years ended December 31:

	2000	2001	2002
		(Restated)
Net loss attributable to common stockholders (in thousands):
As reported	$(43,532)	$(16,183)	$(51,132)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(386)	(446)	(318)

Pro forma	$(43,918)	$(16,629)	$(51,450)
Loss per common share:
As reported – basic	$(12.70)	$(4.73)	$(15.18)
Pro forma – basic	$(12.82)	$(4.86)	$(15.27)
As reported – diluted	$(12.70)	$(4.73)	$(15.18)
Pro forma – diluted	$(12.82)	$(4.86)	$(15.27)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Stock option activity for the years ended December 31, 2000, 2001 and 2002 is as follows (in thousands, except per share data):

	Number of Shares	Range of Option Prices	Average Exercise Price	Shares Vested	Expiration Date
Options outstanding at December 31, 1999	343	$23.53	$23.53	39	2008-2009

2000 option activity:
Granted	104	$23.53	$23.53	—	2010
Vesting of prior-year options	—	$23.53	$23.53	53	2008-2009
Canceled	(94)	$23.53	$23.53	(22)	2008-2010

Options outstanding at December 31, 2000	353	$23.53	$23.53	70	2008-2010

2001 option activity:
Granted	10	$23.53	$23.53	—	2011
Vesting of prior-year options	—	$23.53	$23.53	43	2008-2010
Canceled	(26)	$23.53	$23.53	(10)	2008-2011

Options outstanding at December 31, 2001	337	$23.53	$23.53	103	2008-2011

2002 option activity:
Granted	—	—	—	—	2008-2009
Vesting of prior-year options	—	$23.53	$23.53	36	2008-2009
Canceled	(238)	$23.53	$23.53	(83)	2008-2010

Options outstanding at December 31, 2002	99			56

Other Assets

As of December 31, 2001 and 2002, deferred loan costs totalled $7,316,000 and $3,167,000, respectively, and are being amortized over 3 to 4 years, which represent the remaining lives of the related long-term debt or credit amendments. Certain portions of these costs were expensed as part of the Fifth Amendment and the Exchange Offer in May 2002.

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

Accrued Loss, Damage and Environmental Claims

Through September 14, 2001, the Company maintained liability insurance for bodily injury and property damage with no deductible. From September 15, 2001 to September 14, 2002, liability insurance for bodily injury and property damage was covered in the amount of $75.0 million per incident, with a $2.0 million deductible. There was no aggregate limit on this coverage. As of September 15, 2002, liability insurance for bodily injury and property damage is covered in the amount of $55.0 million per incident, with a $5.0 million per incident deductible. There is no aggregate limit on this coverage. The Company currently maintains workers’ compensation insurance coverage with a $1.0 million deductible. The Company has accrued for the estimated self-insured portion of bodily injury, property damage and workmen’s compensation claims including losses incurred but not reported.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Company is self-insured for damage or loss to the equipment it owns or leases and for any cargo losses. The Company has accrued for the estimated cost of claims reported and losses incurred but not reported.

The Company transports chemicals and hazardous materials and operates tank wash facilities. As such, the Company’s operations are subject to various environmental laws and regulations. The Company has been involved in various litigation and environmental matters arising from these operations. Reserves have been recognized for probable losses that can be reasonably estimated.

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying balance sheets for cash, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company’s Series B senior fixed rate subordinated notes is approximately $9.3 million at December 31, 2002. The fair value of the Company’s Series B floating interest rate subordinated term notes is approximately $3.5 million at December 31, 2002. The fair value of the Company’s 12.5% senior subordinated secured notes is approximately $16.4 million at December 31, 2002. The book value of the Company’s remaining variable rate debt approximates fair market value at December 31, 2002. The fair value of derivative financial instruments at December 31, 2001 resulted in a liability of $3.3 million. There were no outstanding derivative financial instruments at the end of 2002.

The fair values of the mandatorily redeemable preferred stock (Note 11) and the 12% Junior Subordinated Pay-in-kind Notes (Note 8) were impractical to determine at December 31, 2002 as there is no active market for the instruments and, due to each instrument’s unique terms, no comparable instruments in the market. The effective interest rate of the 12% Junior Subordinated Pay-in-kind Notes is 10.2%.

Revenue Recognition

Transportation revenues and related costs are recognized on the date freight is delivered. Other service revenues, consisting primarily of lease revenues from affiliates, owner-operators and third parties, are recognized ratably over the lease period. Tank wash revenues are recognized when the wash is performed. We recognize all revenues on a gross basis as the principal and primary obligator with risk of loss in relation to our responsibility for completion of services as contracted by our customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Loss

The translation from Canadian dollars to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

exchange rate in effect during the period. The gains or losses, net of income taxes, resulting from such translation are included in membership interest as a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in other income (expense).

The components of accumulated other comprehensive loss are as follows at December 31 (in thousands):

	2001	2002
Pension plan minimum liability (Note 10)	$6,494	$14,401
Derivative fair value adjustment (Note 4)	3,346	—
Foreign currency translation adjustment	989	1,430

	$10,829	$15,831

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections regarding the accounting of gains and losses from the extinguishment of debt and to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for transactions occurring after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that did not meet the criteria in Opinion 30 for classification as an extraordinary item is required to be reclassified. Adoption of this statement did not have a material impact to the Company’s financial statements.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities initiated after December 31, 2002. Management anticipates the adoption of FAS No. 146 will not materially affect the Company’s current financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantee of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45’s provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, The guarantor’s previous application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The Company is not a guarantor under any significant guarantees and thus this interpretation is not expected to have a significant effect on the Company’s financial position or results of operations.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure—an amendment of FAS 123, Accounting For Stock-Based Compensation. FAS 148 does not change the provisions of FAS 123 that permit entities to continue to apply the intrinsic value method of APB 25, Accounting for Stock Issued to Employees. FAS 148 does require certain new disclosures in both annual and interim financial statements. The required annual disclosures were effective immediately for the Company. The new interim disclosure provisions will be effective for the Company in the first calendar quarter of 2003.

On January 17, 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51. The primary objectives of FIN 46 are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights (variable interest entities “VIE” and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either (1) the equity investors do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 will be fully adopted in the third quarter of 2003. The Company does not believe the adoption of this standard will have a material impact on its financial reporting.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 requires that certain financial instruments, including mandatorily redeemable financial instruments, be classified as liabilities. For existing financial instruments, the standard is applicable for the first quarter beginning after June 15, 2003. We expect adoption of this standard to increase liabilities by the carrying value of the preferred stock and increase interest expense by the amount of the preferred stock dividends in each period following adoption.

4.    DERIVATIVES

We utilize derivative financial instruments to reduce our exposure to market risk from changes in interest rates and foreign exchange rates. The instruments primarily used to mitigate these risks are interest rate swaps and foreign exchange contacts. All derivative instruments held by us are designated as hedges and, accordingly, the gains and losses from changes in derivative fair values are recognized as comprehensive income as required by Statement of Financial Accounting Standards No 133, Accounting For Derivative Instruments and Hedging Activities (SFAS 133). Gains and losses upon settlement are recognized in the statement of operations or recorded as part of the underlying asset or liability as appropriate. We are exposed to credit related losses in the event of nonperformance by counter parties to these financial instruments; however, counter parties to these agreements are major financial institutions; and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swaps or foreign exchange contracts for trading purposes.

We had approximately $344 million of variable interest debt outstanding at the beginning of fiscal 2002. We entered into interest rate swap agreements designated as a partial hedge of our portfolio of variable rate debt. The purpose of these swaps was to fix interest rates on variable rate debt and reduce certain exposures to interest rate fluctuation.

On February 26, 2001, we entered into swap agreements on $30 million and $100 million of our variable interest rate debt. The Company paid counter parties interest at fixed rates of 4.96% and 5.155%. The latter is retroactive to January 1, 2001. Counter parties paid the Company interest at a variable rate equal to LIBOR. These agreements matured and renewed every three months and terminated on August 1, 2002 and July 2, 2002, respectively.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

On March 21, 2001, we entered into a swap agreement on $30 million of our variable interest rate debt. The Company paid counter parties interest at a fixed rate of 4.765%. Counter parties paid the Company interest at a variable rate equal to LIBOR. This agreement matured and renewed every three months and terminated September 22, 2002.

At December 31, 2002, we had no active swap agreements.

A reconciliation of current period changes in comprehensive income as it relates to derivatives follows (in thousands):

	Year ended December 31, 2001	Year ended December 31, 2002
Balance beginning of period	$337	$(3,346)
Current period declines in fair value	(5,366)	(231)
Reclassifications to earnings	1,683	3,577

Balance at end of period	$(3,346)	$—

Hedges of Future Cash Flows

The ineffective portion of changes in fair values of hedge positions should be reported in earnings. All hedges were effective at December 31, 2001, and as such, there were no earnings reclassifications at December 31, 2001 due to ineffective hedges. There were no amounts excluded from the measure of effectiveness in 2001 related to the hedge of future cash flows. As of December 31, 2002, there are no outstanding hedges.

5.    ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31 (in thousands):

	2001	2002
Trade accounts receivable	$85,245	$75,208
Affiliate and owner-operator receivables	4,981	3,812
Employee receivables	29	66
Other	4,164	4,188

	94,419	83,274
Less allowance for doubtful accounts	(9,272)	(7,846)

	$85,147	$75,428

The activity in the allowance for doubtful accounts for each of the three years ended December 31 is as follows (in thousands):

	2000	2001	2002
Balance, beginning of period	$6,438	$9,779	$9,272
Additions	4,295	1,732	6,429
Write-off of bad debts	(954)	(2,239)	(7,855)

Balance, end of period	$9,779	$9,272	$7,846

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

As of December 31, 2001 and 2002, approximately 85 percent of trade accounts receivable were due from companies in the chemical and bulk food products industries. For 2002, Dow Chemical Company accounted for 12.6% of the Company’s operating revenues. In 2000 and 2001, the largest customer accounted for approximately 7.5% and 12.5% of operating revenues, respectively.

6.    FIXED ASSETS

Property and equipment consisted of the following at December 31 (in thousands):

	2001	2002
Land and improvements	$13,180	$12,147
Buildings and improvements	21,420	22,363
Revenue equipment	278,435	259,706
Other equipment	35,652	46,465

Total property and equipment	348,687	340,681
Accumulated depreciation	(171,328)	(187,120)

Property and equipment, net	$177,359	$153,561

Depreciation expense was $32,502,000, $30,489,000 and $31,150,000 for the periods ending December 31, 2000, 2001 and 2002, respectively. The capitalized cost of equipment under capital leases, which is included in other equipment in the accompanying consolidated balance sheets, was as follows at December 31, 2002. We had no capitalized leases as of December 31, 2001.

Our capital leased equipment consisted of the following at December 31, 2002 (in thousands):

Other equipment	$881
Less accumulated depreciation	(28)

$853

At December 31, 2002, the capital lease obligation was $574 thousand and is included in current maturities of indebtedness.

7.    ACCRUED EXPENSES

Accrued expenses include the following at December 31 (in thousands):

	2001	2002
	(Restated)
Bank overdraft	$17,043	$11,207
Loss and damage claims	5,026	9,502
Environmental liabilities	6,409	5,662
Severance, relocation and integration	1,714	—
Salaries, wages and benefits	5,052	5,023
Restructure reserve	471	990
Accrued interest	5,693	4,201
Other	8,143	7,788

	$49,551	$44,373

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

During 2000 and continuing in 2001 and 2002, the Company initiated cost cutting measures as part of a company-wide reorganization. The costs associated with this reorganization include severed employees’ wages and benefits. The Company accrued $3.2 million in 2000, $1.1 million in 2001 and $1.8 million in 2002. In 2002, we eliminated approximately 70 employees. The Company expects to finalize the termination of these employees in 2003. The reconciliation of the activity is as follows (in thousands):

	2000	2001	2002
Beginning Balance	$—	$1,334	$471
Additions	3,200	1,049	1,804
Payments	(1,866)	(1,912)	(1,285)

Ending Balance	$1,334	$471	$990

8.    LONG-TERM INDEBTEDNESS

Long-term debt consisted of the following at December 31 (in thousands):

	2001	2002
Tranche A term loan, principal of $211 due quarterly with the balance due in 2004	$81,586	$80,742
Tranche B term loan, principal of $247 due quarterly with the balance due in 2005	95,184	94,196
Tranche C term loan, principal of $211 due quarterly with the balance due in 2006	81,586	80,742
Tranche D term loan, balance due in 2006	15,000	5,000
Revolving credit facility, including sub-limit	30,500	26,000

Total borrowings under credit agreement	303,856	286,680
12 1/2% senior subordinated secured notes due 2008	—	56,080
Bond carrying value on senior notes in excess of face value	—	13,256
12% junior subordinated pay-in-kind notes due 2009	—	13,335
Bond carrying value on junior notes in excess of face value	—	2,088
Series B senior subordinated notes, principal due in 2006, interest payable semi-annually at 10% per annum	88,000	18,100
Series B floating interest rate subordinated term notes, principal due in 2006, interest payable semi-annually at LIBOR plus 4.81%	21,500	7,500
Series B senior subordinated notes, principal due in 2006, interest payable semi-annually at 10% per annum, owned by related parties	12,000	—
Series B floating interest rate subordinated term notes, principal due in 2006, interest payable semi-annually at LIBOR plus 4.81%, owned by related parties	18,500	—

Long-term debt, including current maturities	443,856	397,039
Less current maturities of long-term debt (excluding capital lease obligations)	(2,677)	(2,677)

Long-term debt, less current maturities	$441,179	$394,362

The Company and its subsidiaries, pursuant to the terms of an Offering Memorandum and Consent Solicitation Statement, dated as of April 10, 2002, as supplemented May 10, 2002 by Supplement No. 1 thereto dated as of May 10, 2002 (as so supplemented, the “Offering Memorandum”):

—commenced an offer to exchange up to $87.0 million principal amount of QDI Notes for a combination of certain debt and equity securities, including the Quality Distribution, LLC (“QD LLC”) 12 1/2% Senior Subordinated Secured Notes due 2008 of the Company (the “12.5% Senior Subordinated Secured Notes”) and the QDI 12% Junior Subordinated Pay-in-kind Notes (the “Junior PIK Notes”);

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

—commenced a consent solicitation for certain proposed amendments to the indenture governing the QDI Notes to eliminate many of the restrictive covenants contained in that indenture; and

—entered into lock-up agreements with certain affiliates of Apollo Management, L.P., the Company’s controlling stockholder (“Apollo”), certain affiliates of Ares Management, L.P. (“Ares”) and certain members of QDI’s management, who collectively held $53.0 million aggregate principal amount of the QDI Notes.

The exchange offer for the QDI Notes and the consent solicitation were consummated on May 30, 2002. On such date, QDI accepted for exchange $61.4 million aggregate principal amount of the QDI Notes (excluding the $53.0 million aggregate principal amount of the QDI Notes covered by the lock-up agreements). All tendering holders received for each $1,000 principal amount of QDI Notes tendered, a combination of debt and equity securities consisting of:

—$650 principal amount of the 12.5% Senior Subordinated Secured Notes;

—$150 principal amount of 12% Junior PIK Notes and;

—3.4706 warrants, each to purchase one share of QDI’s common stock at an exercise price of $2.94 per share.

Pursuant to the terms of the lock-up agreements with Ares, Apollo and QDI’s management, on May 30, 2002:

—	Ares exchanged its QDI Notes for the same combination of debt and equity securities indicated above for tendering holders;

—	Apollo and QDI’s management group exchanged their respective QDI Notes for shares of QDI’s 13.75% preferred stock; and

—	Apollo purchased for cash an additional $10 million of QDI’s 13.75% preferred stock, all of the proceeds of which were used by QDI to retire certain borrowings under our credit agreement for which Apollo had provided credit support.

As a result of the transactions, on May 30, 2002, the Company issued $54.5 million aggregate principal amount of its 12.5% Senior Subordinated Secured Notes and $12.6 million aggregate principal amount of Junior PIK Notes to the holders of QDI Notes participating in the transactions and to Ares. The 12.5% Senior Subordinated Secured Notes are guaranteed on a senior subordinated basis and the Junior PIK Notes are guaranteed on a junior subordinated basis by all of the Company’s domestic subsidiaries. The guarantees are full, unconditional, joint and several obligations of the guarantors. The Company’s obligations under the notes and the guarantor’s obligations under the guarantees are collateralized by a second priority lien, subject to certain exceptions, on all of the Company’s domestic assets and the domestic assets of the guarantors that secure the credit agreement and the interest rate protection and other hedging agreements permitted thereunder, excluding capital stock and other securities owned or held by the Company or the Company’s existing and future subsidiaries. The 12.5% Senior Subordinated Secured Notes bear interest at a rate of 12 1/2% per annum, of which 7 1/4% per annum is payable in cash and 5 1/4% per annum is payable in kind, subject to increases in the cash portion if total leverage ratio or senior leverage ratio targets are met. The Junior PIK Notes bear interest at a rate of 12% per annum, of which 11% is payable in kind in the form of additional pay-in-kind notes, and 1% is payable in cash. Interest is payable on June 15 and December 15 commencing June 15, 2002 and ending on June 15, 2009. The annual cash interest payments range from $120 thousand in 2002 to $250 thousand in 2008, with the original principal amount issued and pay-in-kind interest of $26.8 million in the aggregate due on June 15, 2009.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The accounting for the exchange offer followed the requirements of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (FAS 15). A comparison was made between the future cash outflows associated with the 12.5% Senior Subordinated Secured Notes and the Junior PIK Notes (including principal, interest and related costs), and the recorded liabilities related to the QDI Notes. The carrying value of the QDI Notes tendered and exchanged on May 30, 2002 became the carrying value of the 12.5% Senior Subordinated Secured Notes, less the fair value of the Warrants, Junior PIK Notes and 13.75% preferred stock issued by QDI. Interest expense associated with the 12.5% Senior Subordinated Secured Notes and the Junior PIK Notes is calculated using the effective interest method, which is less than the stated interest rates. There was no gain or loss for accounting purposes in connection with the exchange of the 12.5% Senior Subordinated Secured Notes and the Junior PIK Notes for the QDI notes.

The carrying amount of the 12.5% Senior Subordinated Secured Notes and Junior PIK Notes have been adjusted by $14.3 million and $2.2 million, respectively, to reflect accounting under FAS15 and will be amortized over the life of the 12.5% Senior Subordinated Secured Notes and Junior PIK Notes as a reduction in interest expense. After the closing of the transactions, $25.6 million in aggregate principal amount and carrying amount of the QDI Notes remains outstanding. In addition, as a result of the closing of the transactions, the amendments to the financial covenants contained in the Fifth Amendment to our credit agreement previously entered into by QDI became effective as discussed previously.

In connection with the exchange offering, deferred debt issue costs relating to the fourth amendment to the Company’s credit agreement totaling approximately $4.2 million and legal and advisory fees relating to the exchange offer totaling approximately $5.9 million were recorded as transaction expenses.

Tranche A, B, C and D Term Loans

Tranche A Term Loans bear interest at the option of the Company at (a) .075% in excess of the base rate equal to the higher of  1/2 of 1.0% in excess of the federal funds rate or the rate that Credit Suisse/First Boston (“CSFB”) as the administrative agent announces from time to time as its prime lending rate, as in effect from time to time (the “Base Rate”), or (b) 3.50% in excess of the Eurodollar rate for Eurodollar Loans, in each case, subject to adjustment based upon the achievement of certain financial ratios (5.25% at December 31, 2002).

Tranche B Term Loans bear interest at the option of the Company at (a) 1.25% in excess of the Base Rate or (b) 3.75% in excess of the Eurodollar rate for Eurodollar Loans, in each case, subject to adjustment based upon the achievement of certain financial ratios (5.53% at December 31, 2002).

Tranche C Term Loans bear interest at the option of the Company at (a) 1.50% in excess of the Base Rate and (b) 4.00% in excess of the Eurodollar rate for Eurodollar Loans, in each case, subject to adjustment based upon the achievement of certain financial ratios 5.75% at December 31, 2002).

Tranche D Term Loans bear interest at the option of the Company at (a) 1.00% in excess of the Base Rate and (b) 2.00% in excess of the Eurodollar rate for Eurodollar Loans, in each case, subject to adjustment based upon the achievement of certain financial ratios (5.25% at December 31, 2002).

Revolving Credit Facility

The Company has a $75.0 million revolving credit facility, which may include letters of credit, available until June 9, 2004 to be used for, among other things, working capital and general corporate purposes of the

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Company and its subsidiaries, including permitted acquisitions. The revolving credit facility further provides for a $15.0 million sublimit to be made available to Levy, an indirect wholly-owned subsidiary of the Company. Amounts drawn under the sublimit will be drawn in Canadian dollars.

Interest on the Revolving Credit Facility is, at the option of the Company, (a) .75% in excess of the Base Rate or (b) 1.75% in excess of the Eurodollar rate for Eurodollar Loans, in each case, subject to adjustments based upon the achievement of certain financial ratios. The interest rate on the sublimit will be based on Canadian dollar bankers’ acceptances and the Canadian prime rate (4.5% at December 31, 2002).

The credit agreement provides for payment by the Company in respect of outstanding letters of credit of an annual fee equal to the spread over the Eurodollar rate for Eurodollar Loans under the revolving credit facility from time to time in effect on the aggregate outstanding stated amounts of such letters of credit, or a fronting fee equal to  3/8 of 1.0% on the aggregate outstanding stated amounts of such letters of credit.

Levy will pay an acceptance fee equal to the Applicable Margin that would be payable on Eurodollar Loans under the revolving credit facility on the drawing date of each loan drawn under the sublimit.

The Company pays a commitment fee equal to  1/2 of 1.0% per annum on the undrawn portion of the available commitment under the revolving credit facility, subject to decreases based on the achievement of certain financial ratios.

The credit agreement was amended by the Fourth Amendment on December 14, 2001. The new financial covenants were less restrictive than the previously existing covenants and covered the period through December 31, 2002. The Fourth Amendment restricted the amount of incremental future availability of the revolving credit facility as of the date of the Amendment to $15.0 million, including letters of credit, plus places restrictions on the amount of capital expenditures allowed. At December 31, 2002, the Company had $26.7 million available under the revolving credit facility. At December 31, 2002, we had $22.1 million in letters of credit outstanding.

On April 5, 2002, we entered into a Fifth Amendment to our credit agreement. The Fifth Amendment relates to the financial covenants which were unlikely to be met beginning with the quarter ending March 31, 2003, and further amended those financial covenants through the date of the final maturity of our credit agreement in 2005. Such revised covenants are less restrictive than the previously existing covenants for the period ending March 31, 2003 through final maturity of our credit agreement. There can be no assurance that we will be able to comply with these revised financial covenants.

Subsequent to year end, the Company entered into the seventh amendment to our credit agreement to extend the maturity of Tranche A term loans and the Revolving Credit Facility (Note 16).

Voluntary prepayments and commitment reductions will be permitted in whole or in part, subject to minimum prepayment or reduction requirements, without premium or penalty, provided that voluntary prepayments of Eurodollar Loans on a date other than the last day of the relevant interest period will be subject to payment of customary breakage costs, if any.

Series B Notes

The Series B Notes are guaranteed on a senior subordinated basis by all of the Company’s direct and indirect domestic subsidiaries. The guarantees are full, unconditional, joint and several obligations of the guarantors. The subordinated floating interest rate on Series B Notes was 6.22% at December 31, 2002.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Company may redeem the Series B fixed rate notes, in whole at any time or in part from time to time, on and after June 15, 2002, upon not less than 30 nor more than 60 days notice, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on June 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Percentage
2003	102.5%
2004 and thereafter	100.0%

The Company may redeem the Series B floating rate notes, in whole or in part from time to time, upon not less than 30 nor more than 60 days notice at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on June 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Percentage
2003 and thereafter	100.0%

Collateral and Guarantees

The loans and letters of credit under the revolving credit agreement are guaranteed by all of the Company’s existing and future direct and indirect domestic subsidiaries, excluding Bulknet (collectively, the “Bank Guarantors”). The obligations of the Company and the Bank Guarantors are collateralized by a first priority perfected lien on substantially all of the properties and assets of the Company and the Bank Guarantors, now owned or subsequently acquired, including a pledge of all capital stock and notes owned by the Company and the Bank Guarantors, subject to certain exceptions; provided that, in certain cases, no more than 65.0% of the stock of foreign subsidiaries of the Company are required to be pledged.

Under the terms of the Company’s credit agreement, the Company is required to maintain, among other restrictions, minimum net worth levels, debt to net worth ratios and debt service coverage ratios. In addition, the credit agreement and the indenture governing the Series B notes contain restrictions on debt incurrence, investments, transactions with affiliates, creation of liens, asset dispositions and the payment of dividends.

Debt Retirement

Scheduled maturities of long-term debt and capital lease obligation for the next five years and thereafter are as follows (in thousands):

	Tranche A	Tranche B	Tranche C	Tranche D	Revolver	QDI Notes	12.5% Senior Subordinated Secured Notes	Junior PIK Notes	Capital Lease Obligation	Total
Year Ending December 31:
2003	$846	$985	$846	$—	$—	$—	$—	$—	$574	$3,251
2004	79,896	984	845	—	26,000	—	—	—	—	107,725
2005	—	92,227	39,843	—	—	—	—	—	—	132,070
2006	—	—	39,208	5,000	—	25,600	—	—	—	69,808
2007	—	—	—	—	—	—	—	—	—	—
After	—	—	—	—	—	—	56,080	13,335	—	69,415

	$80,742	$94,196	$80,742	$5,000	$26,000	$25,600	$56,080	$13,335	$574	382,269

	Bond carrying value in excess of face value									15,344

	Total indebtedness at December 31, 2002									$397,613

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The 12.5% Senior Subordinated Secured Notes’ carrying value includes $1.6 million in payable-in-kind interest as of December, 31, 2002. At the June 15, 2008 due date $20.1 million of payable-in-kind interest will be due.

The Junior PIK Notes’ carrying value includes $750 thousand in payable-in-kind interest as of December 31, 2002. At the June 15, 2009 due date $14.2 million of payable-in-kind interest will be due.

9.    INCOME TAXES

Income taxes from continuing operations consisted of the following for the years ended December 31:

	2000	2001	2002
Current taxes:
Federal	$—	$—	$550
Foreign	40	582	170
State	397	449	300

	437	1,031	1,020

Deferred taxes:
Federal	22,480	—	—
Foreign	348	104	423
State	7,960	—	—

	30,788	104	423

Provision for income taxes	$31,225	$1,135	$1,443

The net deferred tax liability consisted of the following at December 31:

	2001	2002
Deferred tax assets:
Environmental reserve	$14,474	$11,216
Tax credit carryforwards	2,946	2,457
Self-insurance reserves	2,639	3,467
Allowance for doubtful accounts	3,055	2,606
Accrued vacation pay	328	189
Pension	3,563	543
Bond discount	4,965	4,415
Net operating loss carryforwards	29,299	33,570
Restructuring accruals	743	455
OID subordinated debt	—	512
Other accruals	2,445	1,483
State taxes, net	3,798	3,110

	68,255	64,023
Less valuation allowance	(33,960)	(31,523)

	34,295	32,500

Deferred tax liabilities:
Property and equipment basis differences	(31,262)	(31,388)
Capital leases treated as operating leases for tax purposes as lessor	(1,231)	—
Deferred environmental	(1,447)	—
Tires	—	(933)
Other	(1,625)	(1,540)

	(35,565)	(33,861)

Net deferred tax liability	(1,270)	(1,361)

Long-term net deferred tax liability	$(1,270)	$(1,361)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Company has provided a valuation allowance against net deferred tax assets, due to cumulative losses in recent years.

The Company’s effective tax rate differs from the federal statutory rate. The reasons for those differences are as follows for the years ended December 31:

	2000	2001	2002
Tax benefit at the statutory rate	$(3,591)	$(4,056)	$(5,458)
State income taxes, net of federal benefit	397	(411)	(624)
Amortization of goodwill	1,294	1,295	—
Foreign taxes	388	313	1,451
Equity in earnings of foreign subsidiaries	—	—	762
Valuation allowance	32,573	3,413	5,126
Other	164	581	186

Provision for income taxes	$31,225	$1,135	$1,443

At December 31, 2002, the Company has approximately $99 million in net operating loss carryforwards and $2.5 million in alternative minimum tax credit carry forwards. The net operating loss carryforwards will expire in the years 2011 through 2022 while the alternative minimum tax credits may be carried forward indefinitely. Approximately $28.7 million of net operating loss carry forwards and $1.9 million of alternative minimum tax credit carryforwards were generated by Chemical Leaman Corporation prior to their acquisition. The use of pre-acquisition operating losses and tax credit carryforwards is subject to limitations imposed by the Internal Revenue Code. The Company has state net operating loss carryforwards, which expire over the next 2 to 20 years.

The Company filed for and received a refund of $4.4 million in previously paid federal income tax as a result of carrying back a portion of the 1998 net operating loss. This refund claim is currently under examination by the Internal Revenue Service. The resolution of this examination is still uncertain; however, we have provided $0.6 million of tax expense in connection with this matter in 2002.

10.    EMPLOYEE BENEFIT PLANS

The Company maintains two noncontributory defined benefit plans resulting from a prior acquisition that covers certain full-time salaried employees and certain other employees under a collective bargaining agreement. Retirement benefits for employees covered by the salaried plan are based on years of service and compensation levels. The monthly benefit for employees under the collective bargaining agreement plan is based on years of service multiplied by a monthly benefit factor. Assets of the plans are invested primarily in equity securities and fixed income investments. Pension costs are funded in accordance with the provisions of the applicable law.

Effective November 1, 2001, the Company amended the collective bargaining agreement plan to freeze benefit accruals and allow participants to retire as early as age 50 with unreduced benefits. Since no prior service cost base existed prior to the amendment and the projected benefit obligation was not impacted by the change, there was no impact on the accrued pension cost.

The components of net periodic pension cost are as follows for the years ended December 31 (in thousands):

	2000	2001	2002
Service cost	$252	$224	$252
Interest cost	2,641	2,717	2,792
Expected Return on plan assets	(2,721)	(2,518)	(2,150)

Net periodic pension cost	$172	$423	$894

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The actuarial assumptions used in accounting for the plans are as follows for the years ended December 31:

	2000	2001	2002
Discount rate	7.50%	7.25%	6.75%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

The following table sets forth the change in the benefit obligation, change in plan assets and funded status of the two plans at December 31 (in thousands):

	2001	2002
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$37,257	$39,928
Service cost	224	252
Interest cost	2,717	2,792
Amendments	1,372	—
Actuarial (gain)/loss	1,376	3,491
Benefits and expenses paid	(3,018)	(3,159)

Benefit obligation at end of year	$39,928	$43,304

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$31,574	$30,782
Actual return on plan assets	(502)	(2,173)
Contributions	2,728	2,767
Benefits and expenses paid	(3,018)	(3,159)

Fair value of plan assets at end of year	$30,782	$28,217

UNFUNDED STATUS
Unrecognized net actuarial loss	$6,396	$14,304
Unrecognized prior service cost	1,356	1,262
Adjustment to recognize minimum liability	(7,752)	(15,566)

Accrued pension expense (included in other non-current liabilities)	$(9,146)	$(15,087)

The Company charged to operations payments to multi-employer pension plans required by collective bargaining agreements of approximately $2.0 million, $1.6 million and $1.5 million for the years ended December 31, 2000, 2001 and 2002, respectively. These defined benefit plans cover substantially all of the Company’s union employees not covered under the Company’s plan. The actuarial present value of accumulated plan benefits and net assets available for benefits to employees under these multi-employer plans is not readily available.

In 2001, the Company established a Deferred Compensation Plan for its executives and other key employees. The plan is a non-qualified deferral plan that allows participants to contribute a portion of their wages on a pre-tax basis and includes a death benefit. The Company may credit participant’s accounts with a discretionary contribution at its sole discretion. No contribution was made in 2001 or 2002.

11.    CAPITAL STOCK

QDI has authorized 1.0 million shares, no par value, of “preferred stock.” Shares of preferred stock may be issued from time to time, in one or more series, with such designation, assigned values, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as the Board of Directors of QDI from time to time may adopt by resolution.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

No holder of preferred shares of QDI shall have any preferential or preemptive right to subscribe for, purchase or receive any share of stock, any options or warrants for such shares, any rights to subscribe to or purchase such shares or any securities which may at any time or from time to time be issued, sold or offered for sale. As a result of the May 30, 2002 Exchange Offer, all preferred shares issued by QDI continue to be outstanding.

The Board of Directors has authorized the issuance of 13.75% Mandatorily Redeemable Preferred Stock. The designation, assigned values, preferences and relative, participating, optional or other rights, qualifications, limitations or restrictions on such preferred stock are summarized below.

13.75% Mandatorily Redeemable Preferred Stock

In 1998, QDI issued 105,000 shares of 13.75% Mandatorily Redeemable Preferred Stock with a face value of $10.5 million and a liquidation preference of $100. As a result of the Exchange Offer, 405,000 additional shares of 13.75% Mandatorily Redeemable Preferred Stock with a face value of $40.5 million were issued, and $200,000 in notes from shareholders, recorded as a reduction of the preferred stock balance, were accepted for payment (Note 13). Dividends are payable quarterly commencing December 15, 1998 and are cumulative. Any dividends not paid in cash prior to September 15, 2001 may be paid in additional shares of Senior Exchangeable Preferred Stock. At December 31, 2002, $11.9 million in dividends payable was accrued in the redeemable preferred stock balance. All shares are mandatorily redeemable on September 15, 2006 at 100% of the liquidation preference plus all accrued dividends. At that time, the total amount of the liquidation amount and accrued and unpaid dividends, assuming no prior dividend payments, will be $105.3 million.

At its option, QDI may redeem the Senior Exchangeable Preferred Stock after September 15, 2003 for a percentage of liquidation preference in 2003 at 106.88%, 2004 at 103.44%, 2005 and thereafter at 100%. Prior to September 15, 2003, the Company may retire this stock from the proceeds of an initial public offering for 113.75% of liquidation preference.

Common Stock

QDI has 29 million shares no par value of common stock authorized and had 3.42 million shares outstanding at December 31, 2002 and had 3.40 million and 3.44 million shares outstanding at December 31, 2001 and 2000. One shareholder has the right to “put” 30 thousand shares, originally recorded at the purchase price of $1.2 million, to QDI anytime after June 9, 2002 for the current market value per share, as determined in accordance with the terms of the shareholders agreement. Accordingly, these shares are classified as mandatorily redeemable. As the shares were redeemable after June 9, 2002, the redeemable common stock was adjusted to its redemption value of $0.

In connection with the recapitalization, the Company made limited recourse secured loans to shareholders, which bear interest at either LIBOR plus 1.5% or LIBOR plus 2%. The loans are collateralized by a pledge of approximately 74,800 shares of the Company’s common stock and options to purchase 74,800 shares of the Company’s common stock.

Subsequent to the recapitalization, the Company has periodically issued limited recourse secured loans to management, which loans are collateralized by shares of the Company’s common stock owned by management. The principal amount of the loans is due on June 9, 2006 or November 8, 2007 with mandatory pre-payments due upon, and to the extent of, the receipt of after-tax proceeds from the sale of the pledged securities. Amounts outstanding for the total of these loans were $1.7 million at December 31, 2002.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

12.    COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases other equipment under operating leases. Future minimum lease payments under non-cancelable operating leases at December 31, 2002 are as follows (in thousands):

2003	$3,150
2004	2,072
2005	1,759
2006	1,190
2007 and after	—

Rent expense under operating leases was $6,447,000, $4,286,000 and $4,326,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Environmental Matters

Our activities involve the handling, transportation, storage and disposal of bulk liquid chemicals, many of which are classified as hazardous materials, hazardous substances, or hazardous waste. Our tank wash and terminal operations engage in the storage or discharge of wastewater and storm-water that may have contained hazardous substances, and from time to time we store diesel fuel and other petroleum products at our terminals. As such, we are subject to environmental, health and safety laws and regulation by U.S. federal, state, local and Canadian government authorities. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that violations of such laws or regulations will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs to us.

Facility managers are responsible for environmental compliance. Self-audits conducted by our internal audit staff are required to assess operations, safety training and procedures, equipment and grounds maintenance, emergency response capabilities and waste management. We may also contract with an independent environmental consulting firm that conducts periodic, unscheduled, compliance assessments which focus on conditions with the potential to result in releases of hazardous substances or petroleum, and which also include screening for evidence of past spills or releases. Our staff includes environmental experts who develop policies and procedures, including periodic audits of our terminals, tank cleaning facilities, and historic operations, in an effort to avoid circumstances that could lead to future environmental exposure.

As a handler of hazardous substances, we are potentially subject to strict, joint and several liability for investigating and rectifying the consequences of spills and other environmental releases of such substances either under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”) and comparable state laws. From time to time, we have incurred remedial costs and regulatory penalties with respect to chemical or wastewater spills and releases at our facilities and, notwithstanding the existence of our environmental management program, we cannot assure that such obligations will not be incurred in the future, nor that such liabilities will not result in a material adverse effect on our financial condition, results

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

of operations or our business reputation. As the result of environmental studies conducted at our facilities in conjunction with our environmental management program, we have identified environmental contamination at certain sites that will require remediation.

We are currently solely responsible for remediating and investigating five properties under federal and state Superfund programs where we are the only performing party. Each of these five remediation projects relates to operations conducted by CLC prior to our acquisition of and merger with CLC in 1998. The following is a brief discussion of two such federal Superfund sites:

Bridgeport, New Jersey.    During 1991, CLC entered into a Consent Decree with the EPA filed in the U.S. District Court for the District of New Jersey, U.S. v. Chemical Leaman Tank Lines, Inc., Civil Action No. 91-2637 (JFG) (D.N.J.), with respect to its site located in Bridgeport, New Jersey, requiring CLC to remediate groundwater contamination. The Consent Decree required CLC to undertake Remedial Design and Remedial Action (“RD/RA”) related to the groundwater operable unit of the cleanup. A groundwater remedy design has subsequently been approved by the EPA and is under consideration.

In August 1994, the EPA issued a Record of Decision, selecting a remedy for the wetlands operable unit at the Bridgeport site at a cost estimated by the EPA to be approximately $7 million. In October 1998, the EPA issued an administrative order that requires CLC to implement the EPA’s wetlands remedy. A remedial design for this remedy is currently under consideration by EPA and the State of New Jersey. In April 1998, the federal and state natural resource damages trustees indicated their intention to bring claims against CLC for natural resource damages at the Bridgeport site. CLC finalized a consent decree on March 16, 2001 with the state and federal trustees and has resolved the natural resource damages claims. In addition, the EPA has investigated contamination in site soils. No decision has been made as to the extent of soil remediation to be required, if any.

CLC initiated litigation against its insurers to recover its costs in connection with environmental cleanups at its sites. In a case captioned Chemical Leaman Tank Lines, Inc. v. Aetna Casualty & Surety Co., et al., Civil Action No. 89-1543 (SSB) (D.N.J.), Chemical Leaman sought from its insurers reimbursement of substantially all past and future environmental cleanup costs at the Bridgeport site. In a case captioned The Aetna Casualty and Surety Company v. Chemical Leaman Tank Lines, Inc., et al., Civil Action No. 94-CV-6133 (E.D. Pa.), Chemical Leaman sought from its insurers reimbursement of substantially all past and future environmental cleanup costs at its other sites. In an agreement dated as of November 18, 1999, Chemical Leaman favorably resolved these outstanding insurance claims for $33.0 million. We received $21.5 million of the settlement proceeds in late 1999 and the balance in early 2000.

West Caln Township, PA.    The EPA has alleged that CLC disposed of hazardous materials at the William Dick Lagoons Superfund Site in West Caln, Pennsylvania. On October 10, 1995, CLC entered into a Consent Decree with the EPA which required CLC to:

—pay the EPA for installation of an alternate water line to provide water to area residents;

—perform an interim groundwater remedy at the site; and

—conduct soil remediation. US v. Chemical Leaman Tank Lines, Inc., Civil Action No. 95-CV-4264 (RJB) (E.D. Pa.).

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

CLC has paid all costs associated with installation of the waterline. CLC has completed a groundwater study, and has submitted designs for a groundwater treatment plant to pump and treat groundwater. The EPA anticipates that CLC will conduct the groundwater remedy over the course of five years, at which time the EPA will evaluate groundwater conditions and determine whether further groundwater remedy is necessary. Field sampling for soil remediation and activities for the design of a soil remediation system have been completed. Soil remediation will include the use of both a low temperature thermal treatment unit and a soil vapor extraction system. The Consent Decree does not cover the final groundwater remedy or other site remedies or claims, if any, for natural resource damages.

CLC is also incurring expenses resulting from the investigation and/or remediation of certain current and former CLC properties, including its facility in Tonawanda, New York, its former facility in Putnam County, West Virginia, and its facility in Charleston, West Virginia. As a result of our acquisition of CLC, we identified other owned or formerly owned properties that may require investigation and/or remediation, including properties subject to the New Jersey Industrial Sites Recovery Act (ISRA). CLC’s involvement at some of the above referenced sites could amount to material liabilities, and there can be no assurance that costs associated with these sites, individually or in the aggregate, will not be material.

Other Environmental Matters. CLC has been named as a potentially responsible party (“PRP”) under CERCLA and similar state laws at approximately 37 other sites including the Helen Kramer Landfill Site where CLC previously settled its liability. In general, CLC is among several PRP’s named at these sites. CLC is also named as co-defendant in two civil toxic tort claims arising from alleged exposure to hazardous substances that were allegedly transported to disposal sites by CLC and other co-defendants.

Reserves.    We currently have reserves in the amount of $33.0 million for all environmental matters discussed above.

The activity in the environmental liability reserves is as follows at December 31 (in thousands):

	2001	2002
Reserve at beginning of year	$53,238	$42,572
Payments	(10,666)	(3,636)
Reserve Adjustments	—	(5,950)

Reserve at end of year	$42,572	$32,986

The balances presented include both long term and current environmental reserves, of which $5.6 million is included in accrued expenses in the Consolidated Balance Sheet. We expect these environmental obligations to be paid over the next five to seven years. The $6.0 million reduction of reserves in 2002 reflects lower than anticipated environmental clean-up costs based on new estimates at existing sites.

13.    OTHER TRANSACTIONS WITH RELATED PARTIES

QDI and Apollo Management have entered into a management agreement whereby we retained Apollo Management to provide financial and strategic advice to us. Pursuant to the terms of the management agreement, Apollo Management has agreed at such time to provide financial and strategic services to us as reasonably requested by our Board of Directors. As consideration for services to be rendered under the management agreement, Apollo Management received an initial fee of $2.0 million on June 9, 1998 and thereafter will receive an annual fee of $500,000 until termination of the management agreement. The management agreement may be terminated upon 30 days written notice by Apollo Management or us to the other party thereto. The agreement was suspended for and no services were rendered in 2002, and, therefore, we did not recognize any selling and administrative expense for these

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

services. Under this agreement we recognized $500,000 in selling and administrative expense in 2000 and 2001. In 2002, we provided advisory and consulting services to Apollo Management and certain of its affiliates. The fee for these services was $300,000, and was recorded as a reduction in selling and administrative costs in 2002.

A member of the Board of Directors of the Company owns a minority interest in a firm that provides information technology services to the company. Total amounts paid by the Company to the firm during 2000, 2001 and 2002 were $344,000, $532,000 and $407,000, respectively.

In August 2001, QDI entered into an agreement to affiliate the facilities in Bridgeport, NJ with a director/ shareholder. The director/ shareholder has been operating this location under the affiliate program. The aggregate 2002 revenue for those operations was $8.8 million. As of December 31, 2002 $0.1 million was owed to the Company in connection with this affiliate operation.

Apollo and certain members of our management hold, in aggregate, $30.5 million of QDI’s Series B Notes.

Pursuant to a Put and Call agreement dated December 14, 2001 between Apollo and the senior lender, administrative agent under our credit agreement, at the request of any of the Tranche D participating banks (as defined in the credit agreement) and after certain triggering events, Apollo is required to purchase all of the Tranche D term loans held by such Tranche D banks. In addition, Apollo has the right, in its sole discretion, to purchase all or any part of the Tranche D term loans from the Trance D banks at any time.

The $1.7 million stock subscription receivable (Note 11) relates entirely to members of management.

In connection with the Exchange Offer, the Company received $200,000 of notes from shareholders, which are collateralized by the 405,000 shares of mandatorily redeemable preferred stock issued during the transaction.

14.    GEOGRAPHIC SEGMENTS

The Company’s operations are located primarily in the United States, Canada, and Mexico. Inter-area sales are not significant to the total revenue of any geographic area. Information about the Company’s operations in different geographic areas for the years ended December 31, 2000, 2001 and 2002 is as follows (in thousands):

	2000
	U.S.	International	Eliminations	Consolidated
Operating revenues	$544,699	$11,848	$—	$556,547
Net operating income	28,797	797	—	29,594
Identifiable assets	436,574	32,298	(15,799)	453,073
Depreciation and amortization	33,155	2,126	—	35,281
Capital expenditures	19,623	3,456	—	23,079

	2001
	U.S.	International	Eliminations	Consolidated
	(Restated)
Operating revenues	$501,531	$9,170	$—	$510,701
Net operating income	27,400	919	—	28,319
Identifiable assets	448,408	15,018	(15,288)	448,138
Depreciation and amortization	31,848	1,562	—	33,410
Capital expenditures	36,631	781	—	37,412

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	2002
	U.S.	International	Eliminations	Consolidated
Operating revenues	$507,983	$8,555	$—	$516,538
Net operating income	27,022	261	—	27,283
Identifiable assets	369,379	31,888	(14,002)	387,265
Depreciation and amortization	30,297	1,526	—	31,823
Capital expenditures	15,221	65	—	15,286

15.    OTHER OPERATING CHARGES

Our operating expenses have been impacted by several charges in 2001 and 2002. We have incurred severance, benefits and other related expenses from cost cutting measures and consolidating terminals that resulted in charges totaling $1.8 million and $1.0 million in 2001 and 2002, respectively. In addition we had charges related to the prior operations of Chemical Leaman of $2.4 million and $2.3 million in 2001 and 2002, respectively, related to insurance claims associated with the operations of predecessor companies incurred prior to the merger in 1998.

Selling and administrative expenses in the fourth quarter of 2002 include a $3.9 million charge to increase the reserve for uncollectible accounts, due to increased collection efforts on trade receivables and receivables from terminated owner-operators and affiliates. Additionally, a $4.0 million reduction in environmental liabilities was recorded, reflecting lower than anticipated environmental clean-up costs based on new estimates at existing sites.

16.    SUBSEQUENT EVENTS

On August 11, 2003, the Company entered into the seventh amendment (the “Seventh Amendment”) to the credit agreement. The Seventh Amendment includes (i) a one year extension of the maturity of the revolving credit facility (the “Revolver”) and tranche A term loan to June 9, 2005, (ii) a $15.0 million permanent reduction in the Revolver, (iii) an increase in the scheduled quarterly principal payment of the tranche A term loan from $225 thousand to $2.1 million beginning with the quarter ending September 30, 2003, (iv) a termination of Levy Transport Ltd.’s ability to borrow under the Revolver, (v) a conversion of $10.0 million of the outstanding Revolver into a new tranche (Tranche E) of the term loan maturing at the rate of $1.25 million per quarter beginning on September 30, 2003 and (vi) a pricing increase to, at the Company’s option, the Eurodollar rate + 4.25% or the Base Rate + 3.25% for all tranches of the term loan (other than the Tranche D term loan) and the Revolver. The Company paid an upfront fee at closing of $3.3 million.

Scheduled maturities of long-term debt and capital lease obligation for the next five years and thereafter under the revised credit agreement are as follows (in thousands):

	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Revolver	QDI Notes	New Notes	Junior PIK Notes	Capital Lease Obligation	Total
Year Ending December 31:
2003	$4,622	$985	$846	$—	$2,500	$—	$—	$—	$—	$574	$9,527
2004	8,400	984	845	—	5,000	—	—	—	—	—	15,229
2005	67,720	92,227	39,843	—	2,500	16,000	—	—	—	—	218,290
2006	—	—	39,208	5,000	—	—	25,600	—	—	—	69,808
2007	—	—	—	—	—	—	—	—	—	—	—
After	—	—	—	—	—	—	—	56,080	13,335	—	69,415

	$80,742	$94,196	$80,742	$5,000	$10,000	$16,000	$25,600	$56,080	$13,335	$574	382,269

	Bond carrying value in excess of face value										15,344

	Total indebtedness at December 31, 2002										$397,613

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

On August 13, 2003, a truck operated by Advent Logistics under dispatch from QCI accidentally disengaged its tank trailer, releasing approximately 6,000 gallons of liquid xylene on a roadway in a rural area in Pikeville, Kentucky. All emergency response authorities were timely notified, and the spill was successfully contained by hazardous materials crews mobilized at the site. The Company estimates remedial expense and business interruption claims from affected businesses to be $1.5 million, which was recorded as insurance claims expense in the third quarter.

On October 1, 2003, we amended the terms of our outstanding 13.75% preferred stock to eliminate all special redemption, liquidation and other rights, preferences and privileges of such preferred stock. The amendment provides, among other things, that the outstanding preferred stock will convert into 7,654,235 shares of common stock upon the earlier of the consummation of an offering of common stock by the Company or the receipt by the Company of the consent by the lenders required under the existing credit facility. Such conversion is based upon a conversion rate of approximately 15 shares of common stock for each outstanding share of preferred stock, which results in an effective price of $11.63 per share of common stock.

Following the conversion, there will no longer be any shares of our preferred stock outstanding.

On November 4, 2003, the Company effected a 1.7 to 1 stock split of their common stock. All share and per share amounts in the financial statements have been adjusted to reflect the stock split.

In connection with the stock split on November 4, 2003, the Company amended its Articles of Incorporation to increase its authorized number of shares of capital stock to 30 million shares, of which 29 million are shares of common stock and 1 million are shares of preferred stock and to establish no par value on the common and preferred stock. The preferred stock shares include 0.6 million shares designated as convertible preferred stock.

17.    GUARANTOR SUBSIDIARIES

The 10% Series B Senior Subordinated Notes due 2006, Series B Floating Interest Rate subordinated Term Notes due 2006 and the 12-1/2% senior subordinated secured notes are unconditionally guaranteed on a senior subordinated basis pursuant to guarantees by all the Company’s direct and indirect domestic subsidiaries, (the “Guarantors”). Each of the Company’s direct and indirect subsidiaries is 100% owned. All non-domestic subsidiaries including Levy Transport, Ltd. are non-guarantor subsidiaries.

The Company conducts substantially all of its business through and derives virtually all its income from its subsidiaries. Therefore, the Company’s ability to make required principal and interest payments with respect to the Company’s indebtedness, including the QDI Junior PIK notes, the QD LLC Senior Subordinated Secured Notes and other obligations, depends on the earnings of subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. The subsidiary guarantors are wholly owned subsidiaries of the Company and have fully and unconditionally guaranteed the Senior Subordinated Secured Notes on a joint and several basis.

The Company has not presented separate financial statements and other disclosures concerning subsidiary guarantors because management has determined such information is not material to the holders of the Notes.

The following condensed consolidating financial information for the parent company, non-guarantor subsidiaries and combined guarantor subsidiaries presents:

Condensed consolidating balance sheets at December 31, 2001 and 2002 and condensed consolidating statements of operations and of cash flows for the three years ended December 31, 2002.

Elimination entries necessary to consolidate the parent company and all its subsidiaries.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Balance Sheet, December 31, 2001 (Restated)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$1,909	$303	—	$2,212
Accounts receivable, net	—	82,263	2,884	—	85,147
Current maturities and other receivables	—	891	—	—	891
Inventories	—	874	269	—	1,143
Prepaid expenses	—	5,617	150	—	5,767
Prepaid tires	—	8,577	391	—	8,968
Income tax recoverable	—	306	—	—	306
Other	—	1,775	—	—	1,775

Total current assets	—	102,212	3,997	—	106,209
Property and equipment, net	—	160,998	16,361	—	177,359
Intangibles and Goodwill, net	—	151,969	806	—	152,775
Insurance proceeds and other environmental receivables	—	—	—	—	—
Deferred income taxes	—	—	—	—	—
Investment in subsidiaries	226,138	—	—	(226,138)	—
Other assets	100,000	11,791	4	(100,000)	11,795

	$326,138	$426,970	$21,168	$(326,138)	$448,138

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) AND MANDATORILY REDEEMABLE SECURITIES
Current liabilities:
Current maturities of indebtedness	$2,677	$—	$—	$—	2,677
Accounts payable	—	11,432	1,985	—	13,417
Inter-company	—	(1,133)	1,133	—	—
Affiliates and owner-operators payable	—	4,902	28	—	4,930
Accrued expenses	—	49,551	—	—	49,551
Income taxes payable	—	663	429	—	1,092

Total current liabilities	2,677	65,415	3,575	—	71,667
Long-term debt, less current maturities	441,179	—	—	—	441,179
Environmental liabilities	—	36,163	—	—	36,163
Other long-term liabilities	—	113,744	—	(100,000)	13,744
Deferred income tax	—	(1,189)	2,459	—	1,270

Total liabilities	443,856	214,133	6,034	(100,000)	564,023

Mandatory redeemable common stock	1,210	—	—	—	1,210

Mandatory redeemable preferred stock	16,499	—	—	—	16,499

Minority interest in subsidiaries	—	1,833	—	—	1,833

Stockholders’ equity:
Common stock and additional paid-in capital	105,564	159,394	15,082	(174,476)	105,564
(Accumulated deficit)/retained earnings	(38,395)	61,351	1,195	(62,546)	(38,395)
Treasury Stock	(402)	—	—	—	(402)
Stock recapitalization	(189,589)	—	(55)	55	(189,589)
Other comprehensive loss	(10,829)	(9,741)	(1,088)	10,829	(10,829)
Stock subscription receivable	(1,776)	—	—	—	(1,776)

Total stockholders’ equity (deficit)	(135,427)	211,004	15,134	(226,138)	(135,427)

	$326,138	$426,970	$21,168	$(326,138)	$448,138

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Balance Sheet, December 31, 2002

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$284	$377	$—	$661
Accounts receivable, net	—	—	82,876	(7,448)	—	75,428
Current maturities of other receivable	—	—	991	—	—	991
Inventories	—	—	792	106	—	898
Prepaid expenses	—	—	5,080	106	—	5,186
Prepaid tires	—	—	7,709	185	—	7,894
Other	—	—	1,587	—	—	1,587

Total current assets	—	—	99,319	(6,674)	—	92,645
Property and equipment, net	—	—	145,946	7,615	—	153,561
Intangibles and goodwill	—	—	131,869	448	—	132,317
Deferred income taxes	—	—	—	—	—	—
Investment in subsidiaries	(112,876)	164,314	—	—	(51,438)	—
Other assets	—	100,000	8,738	4	(100,000)	8,742

	$(112,876)	$264,314	$385,872	$1,393	$(151,438)	$387,265

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) AND MANDATORILY REDEEMABLE SECURITIES
Current liabilities:
Current maturities of indebtedness	$—	$3,251	$—	$—	$—	$3,251
Accounts payable	—	—	11,954	1,402	—	13,356
Intercompany	125	—	21,756	(21,881)	—	—
Affiliates and owner-operators payable	—	—	10,571	33	—	10,604
Accrued expenses	—	—	44,373	—	—	44,373
Income taxes payable	—	—	1,268	301	—	1,569

Total current liabilities	125	3,251	89,922	(20,145)	—	73,153
Long-term indebtedness, less current maturities	15,423	373,939	—	5,000	—	394,362
Environmental liabilities	—	—	27,324	—	—	27,324
Other non-current liabilities	—	—	117,656	—	(100,000)	17,656
Deferred tax liability	—	—	(1,175)	2,536	—	1,361

Total liabilities	15,548	377,190	233,727	(12,609)	(100,000)	513,856

Mandatorily redeemable common stock	—	—	—	—	—	—
Mandatorily redeemable preferred stock	62,675	—	—	—	—	62,675
Minority interest in subsidiaries	—	—	1,833	—	—	1,833
Stockholders’ equity:
Common stock	20	—	—	—	—	20
Additional paid-in capital	105,477	176,436	112,217	15,127	(303,780)	105,477
Treasury stock	(1,236)	—	—	—	—	(1,236)
(Accumulated deficit)/retained earnings	(88,317)	(83,892)	52,898	(42)	31,036	(88,317)
Stock recapitalization	(189,589)	(189,589)	—	(55)	189,644	(189,589)
Other comprehensive loss	(15,831)	(15,831)	(14,803)	(1,028)	31,662	(15,831)
Stock subscription receivable	(1,709)	—	—	—	—	(1,709)
Stock purchase warrants	86	—	—	—	—	86

Total stockholders’ equity (deficit)	(191,099)	(112,876)	150,312	14,002	(51,438)	(191,099)

	$(112,876)	$264,314	$385,872	$1,393	$(151,438)	$387,265

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Operations

For the Year Ended December 31, 2000

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues:
Transportation	$—	$478,741	$9,771	$323	$488,835
Other service revenue	—	65,635	2,077	—	67,712

Total revenues	—	544,376	11,848	323	556,547
Operating expenses:
Purchased transportation	—	319,096	1,524	323	320,943
Depreciation and amortization	—	33,155	2,126	—	35,281
Other operating expenses	—	163,305	7,424	—	170,729

Operating income	—	28,820	774	—	29,594
Interest expense	(40,303)	—	(302)	—	(40,605)
Other income	369	20	4	—	393
Equity in earnings of subsidiaries	17,448	—	—	(17,448)	—

Income (loss) before taxes	(22,486)	28,840	476	(17,448)	(10,618)
Income taxes	19,301	11,824	100	—	31,225

Net income (loss) from continuing operations	(41,787)	17,016	376	(17,448)	(41,843)
Discontinued operations:
Income (loss) from operation of discontinued division, net of tax	—	—	56	—	56

Net income (loss)	$(41,787)	$17,016	$432	$(17,448)	$(41,787)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Operations

For the Year Ended December 31, 2001 (Restated)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues:
Transportation	$—	$437,729	$7,807	$(720)	$444,816
Other service revenue	—	64,523	1,362	—	65,885

Total revenues	—	502,252	9,169	(720)	510,701
Operating expenses:
Purchased transportation	—	298,098	1,310	(720)	298,688
Depreciation and amortization	—	31,848	1,562	—	33,410
Other operating expenses	—	144,906	5,378	—	150,284

Operating income	—	27,400	919	—	28,319
Interest expense	(40,392)	—	3	—	(40,389)
Other (expense) income	165	(22)	—	—	143
Equity in earnings of subsidiaries	15,636	—	—	(15,636)	—

Income (loss) before taxes	(24,591)	27,378	922	(15,636)	(11,927)
Income taxes	(11,170)	11,619	686	—	1,135

Net income (loss) from continuing operations	(13,421)	15,759	236	(15,636)	(13,062)
Discontinued operations:
Income (loss) from operation of discontinued division, net of tax	—	—	(359)	—	(359)

Net income (loss)	$(13,421)	$15,759	$(123)	$(15,636)	$(13,421)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Operations

For the Year Ended December 31, 2002

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues:
Transportation	$—	$—	$440,140	$7,758	$—	$447,898
Other service revenue	—	—	67,843	797	—	68,640

Total revenues	—	—	507,983	8,555	—	516,538
Operating expenses:
Purchased transportation	—	—	300,694	1,227	—	301,921
Depreciation and amortization	—	—	30,185	1,638	—	31,823
Other operating expenses	—	—	150,081	5,430	—	155,511

Operating income	—	—	27,023	260	—	27,283
Interest expense	718	43,082	—	247	—	44,047
Other expense (income)	—	(120)	129	(3)	—	6
Equity in loss of subsidiaries	20,408	11,777	—	—	(32,185)	—

Income (loss) before taxes	(21,126)	(54,739)	26,894	16	32,185	(16,770)
Income taxes	—	(10,346)	11,215	574	—	1,443

Income (loss) from continuing operations	(21,126)	(44,393)	15,679	(558)	32,185	(18,213)
Discontinued operations:
Loss from operation and disposal of discontinued division, net of tax	—	—	—	(2,913)	—	(2,913)

Income (loss) before cumulative effect of a change in accounting principle	(21,126)	(44,393)	15,679	(3,471)	32,185	(21,126)
Cumulative effect of change in accounting principle, net of tax	(23,985)	—	(23,985)	—	23,985	(23,985)

Net loss	$(45,111)	$(44,393)	$(8,306)	$(3,471)	$56,170	$(45,111)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2000

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(41,787)	17,016	432	$(17,448)	$(41,787)
Adjustments for non-cash Charges	41,787	21,581	3,742	—	67,110
Changes in assets and liabilities	—	(9,790)	8,301	17,448	15,959

Net cash provided by operating activities	—	28,807	12,475	—	41,282

Cash flows from investing activities:
Acquisition of subsidiary	—	—	—	—	—
Capital expenditures	—	(19,193)	(3,886)	—	(23,079)
Proceeds from asset dispositions	—	3,334	1,024	—	4,358
Other	—	—	—	—	—

Net cash used in investing activities	—	(15,859)	(2,862)	—	(18,721)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	(314)	—	314	—	—
Payment of debt obligations	—	(6,573)	(10,645)	—	(17,218)
Recapitalization expenditures	—	—	—	—	—
Issuance of preferred stock, net	—	—	—	—
Stock transactions	(301)	—	—	—	(301)
Other	(2,620)	(32)	—	—	(2,652)
Net change in intercompany balances	3,235	(3,235)	—	—	—

Net cash used in financing activities	—	(9,840)	(10,331)	—	(20,171)

Net increase in cash	—	3,108	(718)	—	2,390
Effect of exchange rate changes on cash	—	(804)	—	—	(804)
Cash, beginning of period	—	165	885	—	1,050

Cash, end of period	$—	$2,469	$167	—	$2,636

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2001 (Restated)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(13,421)	$15,759	$(123)	$(15,636)	$(13,421)
Adjustments for non-cash charges	13,421	18,565	3,328	—	35,314
Changes in assets and liabilities	—	(25,678)	(4,383)	15,636	(14,425)

Net cash provided by (used in) operating activities	—	8,646	(1,178)	—	7,468

Cash flows from investing activities:
Capital expenditures	—	(36,393)	(1,019)	—	(37,412)
Proceeds from asset dispositions	—	80	2,396	—	2,476
Other	—	—	—	—	—

Net cash provided by (used in) investing activities	—	(36,313)	1,377	—	(34,936)

Cash flows from financing activities:
Proceeds from issuance of long-term debt and capital leases	45,000	—	—	—	45,000
Payment of debt obligations	(18,019)	—	(64)	—	(18,083)
Stock transactions	(3,115)	—	—	—	(3,115)
Other	3,461	—	—	—	3,461
Net change in intercompany balances	(27,327)	27,327	—	—	—

Net cash provided by (used in) financing activities	—	27,327	(64)	—	27,263

Net increase in cash	—	(340)	135	—	(205)
Effect of exchange rate changes on cash	—	(219)	—	—	(219)
Cash, beginning of period	—	2,469	167	—	2,636

Cash, end of period	$—	$1,910	$302	$—	$2,212

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2002

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(718)	$(44,393)	$(8,306)	$(3,471)	$11,777	$(45,111)
Adjustments for non-cash charges	592	44,393	23,418	1,014	—	69,417
Changes in assets and liabilities	126	—	11,560	1,617	(11,777)	1,526

Net cash provided by (used in) operating activities	—	—	26,672	(840)	—	25,832

Cash flows from investing activities:
Capital expenditures	—	—	(15,282)	(4)	—	(15,286)
Proceeds from asset dispositions	—	—	7,242	875	—	8,117
Other	—	—	—	—	—	—

Net cash provided by (used in) investing activities	—	—	(8,040)	871	—	(7,169)

Cash flows from financing activities:
Capital contribution	—	10,000	—	—	—	10,000
Payment of debt obligations	—	(17,484)	—	—	—	(17,484)
Exchange offer fees	—	(5,501)	—	—	—	(5,501)
Stock transactions	—	(1,032)	—	—	—	(1,032)
Other	—	—	(6,025)	44	—	(5,981)
Net change in intercompany balances		14,017	(14,017)	—	—	—

Net cash provided by (used in) financing activities	—	—	(20,042)	44	—	(19,998)

Net increase (decrease) in cash	—	—	(1,410)	75	—	(1,335)
Effect of exchange rate changes on cash	—	—	(216)	—	—	(216)
Cash, beginning of period	—	—	1,910	302	—	2,212

Cash, end of period	$—	$—	$284	$377	$—	$661

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2002	September 30, 2003
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$661	$2,247
Accounts receivable, net of allowance of $7,846 and $7,658	75,428	80,801
Inventories	898	902
Prepaid expenses	5,186	2,340
Prepaid tires	7,894	7,930
Other	2,578	3,085

Total current assets	92,645	97,305
Property, plant and equipment, net of accumulated depreciation of $187,120 and $203,701	153,561	136,276
Goodwill	130,732	130,732
Intangibles, net	1,585	1,222
Other assets	8,742	11,857

Total assets	$387,265	$377,392

LIABILITIES
Current liabilities:
Current maturities of indebtedness	$3,251	$15,577
Accounts payable and accrued expenses	57,729	57,385
Affiliates and independent owner-operators payable	10,604	8,151
Income taxes payable	1,569	1,914

Total current liabilities	73,153	83,027
Long-term debt, less current maturities	394,362	368,641
Mandatorily redeemable preferred stock	—	69,384
Environmental liabilities	27,324	25,364
Other non-current liabilities	17,656	15,852
Deferred tax liability	1,361	2,038

Total liabilities	513,856	564,306

Mandatorily redeemable preferred stock	62,675	—
Minority interest in subsidiary	1,833	1,833
Commitments and contingencies (Note 7)
Stockholders’ deficit:
Common stock, no par value, 29,000 authorized, 3,437 issued and outstanding	20	20
Additional paid-in-capital	105,477	105,457
Treasury stock, 36 and 104 shares	(1,236)	(1,257)
Accumulated deficit	(88,317)	(86,432)
Stock recapitalization	(189,589)	(189,589)
Accumulated other comprehensive loss	(15,831)	(15,364)
Stock purchase warrants	86	86
Stock subscription receivable	(1,709)	(1,668)

Total stockholders’ deficit	(191,099)	(188,747)

Total liabilities and stockholders’ deficit	$387,265	$377,392

The accompanying notes are an integral part of these condensed consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited—In thousands, except per share data)

	Nine months ended September 30,
	2002	2003
Operating revenues:
Transportation	$335,390	$360,543
Fuel surcharge	3,381	12,127
Other service revenues	51,576	53,581

Total operating revenues	390,347	426,251
Operating expenses:
Purchased transportation	227,766	267,635
Compensation	53,311	45,474
Depreciation and amortization	23,282	22,744
Insurance claims	10,139	11,408
Other operating expenses	51,351	48,805

Operating income	24,498	30,185
Interest expense	27,518	22,022
Interest expense, transaction fees	10,077	700
Foreign currency transaction loss	—	937
Other expense (income)	(16)	(200)

Income (loss) before taxes	(13,081)	6,726
Provision for income taxes	415	360

Income (loss) from continuing operations	(13,496)	6,366
Discontinued operations:
Loss from operations of discontinued division (net of tax of $0)	(1,386)	—
Loss on disposal of discontinued division (net of tax of $0)	(815)	—

Loss from discontinued operations	(2,201)	—

Income (loss) before cumulative effect of change in accounting principle	(15,697)	6,366
Cumulative effect of a change in accounting principle (net of tax of $0)	(23,985)	—

Net income (loss)	(39,682)	6,366
Distributions to minority interest/preferred stock dividends and accretions	(3,747)	(4,481)

Net income (loss) attributable to common stockholder	$(43,429)	$1,885

PER SHARE DATA:
Basic:
Net income (loss) from continuing operations per common stockholder	$(5.14)	$0.56
Loss on discontinued operations	(0.66)	—
Cumulative effect of change in accounting principle	(7.16)	—

Net income (loss) per common stockholder	$(12.96)	$0.56

Diluted:
Net income (loss) from continuing operations per common stockholder	$(5.14)	$0.53
Loss on discontinued operations	(0.66)	—
Cumulative effect of change in accounting principle	(7.16)	—

Net income (loss) per common stockholder	$(12.96)	$0.53

Weighted average number of shares—basic	3,352	3,337
Weighted average number of shares—diluted	3,352	3,575

The accompanying notes are an integral part of these condensed consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited—In thousands)

	Nine months ended September 30,
	2002	2003
Cash flows from operating activities:
Net income (loss)	$(39,682)	$6,366
Cumulative effect of change in accounting principle	23,985	—
Adjustments for non-cash charges	24,783	29,673
Changes in assets and liabilities	2,957	(9,857)

Net cash provided by operating activities	12,043	26,182

Cash flows from investing activities:
Capital expenditures	(9,602)	(6,235)
Proceeds from asset dispositions	7,564	1,828

Net cash used in investing activities	(2,038)	(4,407)

Cash flows from financing activities:
Net payments on the revolver	(4,500)	(10,230)
Payment of debt obligations	(12,008)	(5,376)
Proceeds from issuance of stock	10,000	—
Financing fees	(4,690)	(4,059)
Other	(788)	(107)

Net cash used in financing activities	(11,986)	(19,772)

Net increase (decrease) in cash	(1,981)	2,003
Effect of exchange rate changes on cash	(90)	(417)
Cash, beginning of period	2,212	661

Cash, end of period	$141	$2,247

Supplemental disclosures of non-cash activities:
Preferred stock accretion	$3,774	$4,395

Exchange offer reduction in debt	$45,415	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Quality Distribution, Inc. and its subsidiaries (the “Company” or “QDI”) are engaged primarily in truckload transportation of bulk chemicals in North America. The Company conducts a significant portion of its business through a network of company terminals, affiliates and independent owner-operators. Affiliates are independent companies, which enter into one to five year renewable contracts with the Company. Affiliates are responsible for paying for their own power equipment (including debt service), fuel and other operating costs. Affiliates lease trailers from the Company. Owner-operators are independent contractors, who, through a contract with the Company, supply one or more tractors and drivers for the Company’s use. Contracts with owner-operators may be terminated by either party on short notice. The Company also charges affiliates and third parties for the use of tractors and trailers as necessary. In exchange for the services rendered, affiliates and owner-operators are generally paid a percentage of the revenues generated for each load hauled.

The accompanying unaudited condensed, consolidated financial statements of the Company have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

Certain reclassifications have been made in the fiscal 2002 statements to conform to the 2003 presentation. Additionally, we reclassified our insurance subsidiary’s premium revenue and insurance loss expense to a gross basis from a net basis for 2002. The impact of those reclassifications increased other revenue and other operating expense by $1.7 million for the nine months ended September 30, 2002.

For further information, refer to the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year.

New Accounting Pronouncements

In 1998, QDI issued 105,000 shares of 13.75% Mandatorily Redeemable Preferred Stock with a face value of $10.5 million and a liquidation preference of $100. As a result of a 2002 offer to exchange certain debt securities for a combination of certain debt and equity securities, 405,000 additional shares of 13.75% Mandatorily Redeemable Preferred Stock with a face value of $40.5 million were issued, and $200,000 in notes from shareholders, recorded as a reduction of the preferred stock balance, were accepted for payment. Dividends are payable quarterly commencing December 15, 1998 and are cumulative. Any dividends not paid in cash prior to September 15, 2001 may be paid in additional shares of Senior Exchangeable Preferred Stock. At December 31, 2002 and September 30, 2003, $11.9 million and $18.6 million, respectively, in dividends payable were accrued in the redeemable preferred stock balance. All shares are mandatorily redeemable on September 15, 2006 at 100% of the liquidation preference plus all accrued dividends. At that time, the total amount of the liquidation amount and accrued and unpaid dividends, assuming no prior dividend payments, will be $105.3 million.

At its option, QDI may redeem the Senior Exchangeable Preferred Stock after September 15, 2003 for a percentage of liquidation preference in 2003 at 106.88%, 2004 at 103.44%, 2005 and thereafter at 100%. Prior to September 15, 2003, the Company may retire this stock from the proceeds of an initial public offering for 113.75% of liquidation preference. Subsequent to period end, the terms of the 13.75% Mandatorily Redeemable Preferred Stock were amended (Note 9).

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

On July 1, 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” In accordance with the standard, the Company reclassified its 13.75% Mandatorily Redeemable Preferred Stock to liabilities and recorded $2.3 million in dividends accrued since July 1, 2003 as interest expense.

Discontinued Operations

Historical financial information contained herein has been adjusted to reflect the discontinued operations resulting from the sale of certain non-guarantor subsidiaries’ assets in the second quarter of 2002. These subsidiaries consisted of the petroleum division and mining operation of Levy and the internet load brokerage subsidiary of the Company (Bulknet).

The operations of the discontinued divisions for the nine months ended September 30, 2002 are as follows (in thousands):

Nine months ended September 30, 2002
Revenue	$5,117
Operating expenses	6,503

Operating loss	$(1,386)

The loss on disposal of these divisions during the nine months ended September 30, 2002 is as follows (in thousands):

Carrying value of assets sold in 2002:
Petroleum division	$4,738
Bulknet	392
Proceeds	(4,315)

Loss on sale of assets	$815

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

2.	LONG-TERM INDEBTEDNESS:

Long-term debt consisted of the following (in thousands):

	December 31,	September 30,
	2002	2003
Tranche A term loan, principal of $2,100 due quarterly with the balance due in 2005	$80,742	$78,219
Tranche B term loan, principal of $247 due quarterly with the balance due in 2005	94,196	93,458
Tranche C term loan, principal of $211 due quarterly with the balance due in 2006	80,742	80,107
Tranche D term loan, balance due in 2006	5,000	5,000
Tranche E term loan, principal of $1,250 due quarterly with balance due in 2005	—	8,750
Revolving credit facility, including sub-limit	26,000	6,500

Total borrowings under credit agreement	286,680	272,034
12 1/2% senior subordinated secured notes due 2008	56,080	58,304
Bond carrying value on senior notes in excess of face value	13,256	11,673
12% junior subordinated pay-in-kind notes due 2009	13,335	14,373
Bond carrying value on junior notes in excess of face value	2,088	1,889
Series B senior subordinated notes, principal due in 2006, interest payable semi-annually at 10% per annum	18,100	18,100
Series B floating interest rate subordinated term notes, principal due in 2006, interest payable semi-annually at LIBOR plus 4.81%	7,500	7,500

Long-term debt, including current maturities	397,039	383,873
Less current maturities of long-term debt (excluding capital lease obligations)	(2,677)	(15,232)

Long-term debt, less current maturities	$394,362	$368,641

On August 11, 2003, the Company entered into the seventh amendment (the “Seventh Amendment”) to the credit agreement. The Seventh Amendment includes (i) a one year extension of the maturity of the revolving credit facility (the “Revolver”) and tranche A term loan to June 9, 2005, (ii) a $15.0 million permanent reduction in the Revolver, (iii) an increase in the scheduled quarterly principal payment of the tranche A term loan from $225 thousand to $2.1 million beginning with the quarter ending September 30, 2003, (iv) a termination of the Company’s Canadian subsidiary’s ability to borrow under the Revolver, (v) a conversion of $10.0 million of the outstanding Revolver into a new tranche (Tranche E) of the term loan maturing at the rate of $1.25 million per quarter beginning on September 30, 2003 and (vi) a pricing increase to, at the Company’s option, the Eurodollar rate plus 4.25% or the administrative agents’ base rate, as defined, plus 3.25% for all tranches of the term loan (other than the Tranche D term loan) and the Revolver. The Company paid a fee to the creditors at closing of $3.3 million.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Scheduled maturities of long-term debt and capital lease obligation for the remainder of 2003, the following four years and thereafter under the revised credit agreement are as follows (in thousands):

Year Ending December 31:
	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Revolver	Series B Notes	12½% Senior Notes	Junior Pik Notes	Capital Lease Obligation	Total
2003	$2,100	$247	$211	$—	$1,250	$—	$—	$—	$—	$345	$4,153
2004	8,400	984	845	—	5,000	—	—	—	—	—	15,229
2005	67,719	92,227	39,843	—	2,500	6,500	—	—	—	—	208,789
2006	—	—	39,208	5,000	—	—	25,600	—	—	—	69,808
2007	—	—	—	—	—	—	—	—	—	—	—
After	—	—	—	—	—	—	—	58,304	14,373	—	72,677

	$78,219	$93,458	$80,107	$5,000	$8,750	$6,500	$25,600	$58,304	$14,373	$345	370,656

	Bond carrying value in excess of face value										13,562

	Total indebtedness at September 30, 2003										$384,218

3.	COMPREHENSIVE INCOME:

Comprehensive income is as follows (in thousands):

	Nine months ended September 30,
	2002	2003
Net income (loss)	$(39,682)	$6,366
Other comprehensive income (loss):
Foreign currency translation adjustments	(11)	468
Unrealized gain on derivative instruments	3,346	—

Comprehensive income (loss)	$(36,347)	$6,834

4.	EARNINGS PER SHARE:

The reconciliation of basic to diluted shares of common stock is as follows (in thousands):

	Nine months ended September 30,
	2002	2003
Weighted average common shares outstanding—basic	3,352	3,337
Additional shares assuming:
Exercise of stock options and warrants (1)	—	238

Weighted average common shares outstanding—dilutive	3,352	3,575

(1)	Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options and warrants less the number of shares, which could have been purchased with the proceeds from the exercise of such options and warrants. These purchases were assumed to have been made at the average market price of the common stock during the period or that part of the period for which the option was outstanding. At September 30, 2003, 104,000 vested options were not included in the calculation as the exercise of these options would have had an anti-dilutive effect on the earnings per share calculation.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

5.	STOCK-BASED COMPENSATION:

The Company uses Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation,” and the related interpretations to account for an employee stock option plan (the “Plan”). No compensation cost has been recognized under the Plan, as the option price has been greater than or equal to the market price of the common stock on the applicable measurement date for all options issued. The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS 123, Accounting for Stock-Based Compensation,” for disclosure purposes in the current year.

The stock of the Company is not traded publicly. The pro forma fair value of options granted during 2000 and 2001 are based upon the Black-Scholes option pricing model using a risk free rate of 5.76% for 2000 and 4.86% for 2001 for options with an expected life of 10 years and using an expected volatility of 30% in 2000 and 2001. No dividends are expected to be paid in the model.

The following table illustrates the effect on net earnings if the Company had recognized compensation expense upon issuance of the options (in thousands):

	Nine months ended September 30,
	2002	2003
Net income (loss) attributable to common stockholders as reported	$(43,429)	$1,885
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects of $0 for all periods	(239)	(114)

Pro forma net income (loss)	$(43,668)	$1,771

Income (loss) per common share:
As reported—basic	$(12.96)	$0.56
Pro forma—basic	$(13.03)	$0.53
As reported—diluted	$(12.96)	$0.53
Pro forma—diluted	$(13.03)	$0.50

6.	DERIVATIVES:

The Company utilized derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used to mitigate these risks are interest rate swaps and foreign exchange contracts.

The Financial Accounting Standards Board (“FASB”) issued, then subsequently amended, Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which became effective for the Company on January 1, 2001. Under SFAS No. 133, as amended, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

The Company had entered into interest rate swap agreements designated as a partial hedge of its’ variable rate debt. The purpose of these swaps was to fix interest rates on variable rate debt and reduce certain exposures

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

to interest rate fluctuations. These agreements expired in the third quarter of 2002. As of September 30, 2003 and December 31, 2002, there were no outstanding interest rate swaps.

The nature of the Company’s business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates and currency exchange rates. The Company uses derivative financial instruments to mitigate or eliminate certain of those risks. The January 1, 2001 accounting changes of SFAS 133 described above affected only the pattern and the timing of the non-cash accounting recognition.

A reconciliation of current period changes in the component of accumulated other comprehensive income as it relates to derivatives is as follows (in thousands):

Nine months ended
September 30,
2002
Balance, beginning of period	$(3,346)
Current period declines in fair value	(231)
Reclassifications to earnings	3,577

Balance, end of period	$—

7.	COMMITMENTS AND CONTINGENCIES—ENVIRONMENTAL MATTERS:

Our activities involve the handling, transportation, storage and disposal of bulk liquid chemicals, many of which are classified as hazardous materials, hazardous substances, or hazardous waste. Our tank wash and terminal operations engage in the storage or discharge of wastewater and storm-water that may have contained hazardous substances, and from time to time we store diesel fuel and other petroleum products at our terminals. As such, we are subject to environmental, health and safety laws and regulation by U.S. federal, state, local and Canadian government authorities. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that violations of such laws or regulations will not be identified or occur in the future, or that such laws and regulations will not change in a manner that could impose material costs to us.

Facility managers are responsible for environmental compliance. Self-audits conducted by our internal audit staff are required to assess operations, safety training and procedures, equipment and grounds maintenance, emergency response capabilities and waste management. We may also contract with an independent environmental consulting firm that conducts periodic, unscheduled, compliance assessments which focus on conditions with the potential to result in releases of hazardous substances or petroleum, and which also include screening for evidence of past spills or releases. Our staff includes environmental experts who develop policies and procedures, including periodic audits of our terminals, tank cleaning facilities, and historical operations, in an effort to avoid circumstances that could lead to future environmental exposure.

As a handler of hazardous substances, we are potentially subject to strict, joint and several liability for investigating and rectifying the consequences of spills and other environmental releases of such substances either under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”) and comparable state laws. From time to time, we have incurred remedial costs and regulatory penalties with respect to chemical or wastewater spills and releases at our facilities and, notwithstanding the existence of our environmental management program, we cannot assure that such obligations will not be incurred in the future, nor that such liabilities will not result in a material adverse effect on our financial condition, results of operations or our business reputation. As the result of environmental studies conducted at our facilities in

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

conjunction with our environmental management program, we have identified environmental contamination at certain sites that will require remediation.

We are currently responsible for remediating and investigating five properties under federal and state Superfund programs where we are the only performing party. Each of these five remediation projects relates to operations conducted by CLC prior to our acquisition of and merger with CLC in 1998. The following is a brief discussion of two such federal superfund sites:

BRIDGEPORT, NEW JERSEY. During 1991, CLC entered into a Consent Decree with the EPA filed in the U.S. District Court for the District of New Jersey, U.S. v. Chemical Leaman Tank Lines, Inc., Civil Action No. 91-2637 (JFG) (D.N.J.), with respect to its site located in Bridgeport, New Jersey, requiring CLC to remediate groundwater contamination. The Consent Decree required CLC to undertake Remedial Design and Remedial Action (“RD/RA”) related to the groundwater operable unit of the cleanup. A groundwater remedy design has subsequently been approved by the EPA and is under consideration.

In August 1994, the EPA issued a Record of Decision, selecting a remedy for the wetlands operable unit at the Bridgeport site at a cost estimated by the EPA to be approximately $7 million. In October 1998, the EPA issued an administrative order that requires CLC to implement the EPA’s wetlands remedy. A remedial design for this remedy is currently under consideration by the EPA and the State of New Jersey. In April 1998, the federal and state natural resource damages trustees indicated their intention to bring claims against CLC for natural resource damages at the Bridgeport site. CLC finalized a consent decree on March 16, 2001 with the state and federal trustees and has resolved the natural resource damages claims. In addition, the EPA has investigated contamination in site soils. No decision has been made as to the extent of soil remediation to be required, if any.

WEST CALN TOWNSHIP, PA. The EPA has alleged that CLC disposed of hazardous materials at the William Dick Lagoons Superfund Site in West Caln, Pennsylvania. On October 10, 1995, CLC entered into a Consent Decree with the EPA which required CLC to:

—pay the EPA for installation of an alternate water line to provide water to area residents;

—perform an interim groundwater remedy at the site; and

—conduct soil remediation. US v. Chemical Leaman Tank Lines, Inc., Civil Action No. 95-CV-4264 (RJB) (E.D. Pa.).

CLC has paid all costs associated with installation of the waterline. CLC has completed a groundwater study and has submitted designs for a groundwater treatment plant to pump and treat groundwater. The EPA anticipates that CLC will conduct the groundwater remedy over the course of five years, at which time the EPA will evaluate groundwater conditions and determine whether further groundwater remedy is necessary. Field sampling for soil remediation and activities for the design of a soil remediation system have been completed. Soil remediation will include the use of both a low temperature thermal treatment unit and a soil vapor extraction system. The Consent Decree does not cover the final groundwater remedy or other site remedies or claims, if any, for natural resource damages.

CLC is also incurring expenses resulting from the investigation and/or remediation of certain current and former CLC properties, including its facility in Tonawanda, New York, its former facility in Putnam County, West Virginia, and its facility in Charleston, West Virginia. As a result of our acquisition of CLC, we identified other owned or formerly owned properties that may require investigation and/or remediation, including properties subject to the New Jersey Industrial Sites Recovery Act (“ISRA”). CLC’s involvement at some of the above referenced sites could amount to material liabilities, and there can be no assurance that costs associated with these sites, individually or in the aggregate, will not be material.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

OTHER ENVIRONMENTAL MATTERS. CLC has been named as PRP under CERCLA and similar state laws at approximately 37 other sites including the Helen Kramer Landfill Site where CLC previously settled its liability. In general, CLC is among several PRP’s named at these sites. CLC is also named as co-defendant in two civil toxic tort claims arising from alleged exposure to hazardous substances that were allegedly transported to disposal sites by CLC and other co-defendants.

RESERVES. We currently have reserves in the amount of $30.5 million for all environmental matters discussed above.

8.    GEOGRAPHIC SEGMENTS

The Company’s operations are located primarily in the United States, Canada and Mexico. Inter-area sales are not significant to the total revenue of any geographic area. Information about the Company’s operations in different geographic areas for the nine months ended September 30, 2003 and 2002, is as follows (in thousands):

	Nine months ended September 30, 2002
	U.S.	INTERNATIONAL	ELIMINATIONS	CONSOLIDATED
Operating revenues	$383,994	$6,353	$—	$390,347
Operating income	24,205	293	—	24,498
Identifiable assets	398,049	12,684	(10,814)	399,919
Depreciation and amortization	22,166	1,116	—	23,282
Capital expenditures	8,858	744	—	9,602

	Nine months ended September 30, 2003
	U.S.	INTERNATIONAL	ELIMINATIONS	CONSOLIDATED
Operating revenues	$395,416	$30,835	$—	$426,251
Operating income	26,723	3,462	—	30,185
Identifiable assets	372,552	18,617	(13,777)	377,392
Depreciation and amortization	20,358	2,386	—	22,744
Capital expenditures	5,567	668	—	6,235

9.    SUBSEQUENT EVENTS:

On October 1, 2003, we amended the terms of our outstanding 13.75% preferred stock to eliminate all special redemption, liquidation and other rights, preferences and privileges of such preferred stock. The amendment provides, among other things, that the outstanding preferred stock will convert into 7,654,235 shares of common stock upon the earlier of the consummation of an offering of common stock by the Company or the receipt by the Company of the consent by the lenders required under the existing credit facility. Such conversion is based upon a conversion rate of approximately 15 shares of common stock for each outstanding share of preferred stock, which results in an effective price of $11.63 per share of common stock.

On November 4, 2003, the Company effected a 1.7 to 1 stock split of their common stock. All share and per share amounts in the financial statements have been adjusted to reflect the stock split.

In connection with the stock split on November 4, 2003, the Company amended its Articles of Incorporation to increase its authorized number of shares of capital stock to 30 million shares, of which 29 million are shares of common stock and 1 million are shares of preferred stock and to establish no par value on the common and preferred stock. The preferred stock shares include 0.6 million shares designated as convertible preferred stock.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

10.    GUARANTOR SUBSIDIARIES:

The 10% Series B Senior Subordinated Notes, Series B Floating Interest Rate Subordinated Term Notes and 12.5% Senior Subordinated Secured Notes are unconditionally guaranteed, jointly and severally, on a senior subordinated basis pursuant to guarantees by all of the Company’s direct and indirect domestic subsidiaries (the “Guarantors”). Each of the Company’s direct and indirect subsidiaries is 100% owned. All non-domestic subsidiaries including Levy Transport Ltd. are non-guarantor subsidiaries.

The Company conducts substantially all of its business through and derives virtually all its income from its subsidiaries. Therefore, the Company’s ability to make required principal and interest payments with respect to all of the Company’s indebtedness, including the 12 1/2% Senior Notes and other obligations, depends on the earnings of subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments

The Company has not presented separate financial statements and other disclosures concerning subsidiary guarantors because management has determined such information is not material to the holders of the above-mentioned notes. The following condensed consolidating financial information of the parent company, combined guarantor subsidiaries and non-guarantor subsidiaries presents:

1.	Balance Sheets as of December 31, 2002 and September 30, 2003.

2.	Statements of Operations for the nine months ended September 30, 2002 and September 30, 2003.

3.	Statements of Cash Flows for the nine months ended September 30, 2002 and September 30, 2003.

4.	Elimination entries necessary to consolidate the parent company and all its subsidiaries.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2002

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$284	$377	$—	$661
Accounts receivable, net	—	—	82,876	(7,448)	—	75,428
Inventories	—	—	792	106	—	898
Prepaid expenses and other current assets	—	—	15,367	291	—	15,658

Total current assets	—	—	99,319	(6,674)	—	92,645
Property and equipment, net	—	—	145,946	7,615	—	153,561
Goodwill	—	—	130,304	428	—	130,732
Intangibles, net	—	—	1,565	20	—	1,585
Other assets	—	100,000	8,738	4	(100,000)	8,742
Investment in subsidiaries	(112,876)	164,314	—	—	(51,438)	—

Total assets	$(112,876)	$264,314	$385,872	$1,393	$(151,438)	$387,265

LIABILITIES, MANDATORILY REDEEMABLE SECURITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of indebtedness	$—	$3,251	$—	$—	$—	$3,251
Accounts payable and accrued expenses	125	—	56,202	1,402	—	57,729
Intercompany	—	—	21,881	(21,881)	—	—
Affiliates and independent owner-operators payable	—	—	10,571	33	—	10,604
Income taxes payable	—	—	1,268	301	—	1,569

Total current liabilities	125	3,251	89,922	(20,145)	—	73,153
Long-term debt, less current maturities	15,423	373,939	—	5,000	—	394,362
Environmental liabilities	—	—	27,324	—	—	27,324
Other non-current liabilities	—	—	117,656	—	(100,000)	17,656
Deferred income tax	—	—	(1,175)	2,536	—	1,361

Total liabilities	15,548	377,190	233,727	(12,609)	(100,000)	513,856
Mandatorily redeemable preferred stock	62,675	—	—	—	—	62,675
Minority interest in subsidiaries	—	—	1,833	—	—	1,833
Stockholders’ equity (deficit):
Common stock	20	—	—	—	—	20
Additional paid-in capital	105,477	176,436	112,217	15,127	(303,780)	105,477
Treasury stock	(1,236)	—	—	—	—	(1,236)
(Accumulated deficit) retained earnings	(88,317)	(83,892)	52,898	(42)	31,036	(88,317)
Stock recapitalization	(189,589)	(189,589)	—	(55)	189,644	(189,589)
Accumulated other comprehensive loss	(15,831)	(15,831)	(14,803)	(1,028)	31,662	(15,831)
Stock purchase warrants	86	—	—	—	—	86
Stock subscription receivable	(1,709)	—	—	—	—	(1,709)

Total stockholders’ equity (deficit)	(191,099)	(112,876)	150,312	14,002	(51,438)	(191,099)

Total liabilities and stockholders’ equity (deficit)	$(112,876)	$264,314	$385,872	$1,393	$(151,438)	$387,265

* Condensed from audited financial statements.

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

SEPTEMBER 30, 2003

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$1,418	$829	$—	$2,247
Accounts receivable, net	—	—	80,053	748	—	80,801
Inventories	—	—	775	127	—	902
Prepaid expenses and other current assets	—	—	13,008	347	—	13,355

Total current assets	—	—	95,254	2,051	—	97,305
Property and equipment, net	—	—	128,946	7,330	—	136,276
Goodwill	—	—	130,304	428	—	130,732
Intangibles, net	—	—	1,222	—	—	1,222
Other assets	—	100,000	11,854	3	(100,000)	11,857
Investment in subsidiaries	(102,890)	165,066	—	—	(62,176)	—

Total assets	$(102,890)	$265,066	$367,580	$9,812	$(162,176)	$377,392

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of indebtedness	$—	$15,577	$—	$—	$—	$15,577
Accounts payable and accrued expenses	—	—	56,127	1,258	—	57,385
Intercompany	211	—	8,198	(8,409)	—	—
Affiliates and independent owner-operators payable	—	—	8,139	12	—	8,151
Income taxes payable	—	—	1,662	252	—	1,914

Total current liabilities	211	15,577	74,126	(6,887)	—	83,027
Long-term debt, less current maturities	16,262	352,379	—	—	—	368,641
Mandatorily redeemable preferred stock	69,384	—	—	—	—	69,384
Environmental liabilities	—	—	25,364	—	—	25,364
Other non-current liabilities	—	—	115,852	—	(100,000)	15,852
Deferred taxes	—	—	(884)	2,922	—	2,038

Total liabilities	85,857	367,956	214,458	(3,965)	(100,000)	564,306
Minority interest in subsidiaries	—	—	1,833	—	—	1,833
Stockholders equity (deficit):
Common stock	20	—	—	—	—	20
Additional paid-in-capital	105,457	176,425	95,513	15,126	(287,064)	105,457
Treasury stock	(1,257)	—	—	—	—	(1,257)
(Accumulated deficit) retained earnings	(86,432)	(74,362)	70,080	(234)	4,516	(86,432)
Stock recapitalization	(189,589)	(189,589)	—	(55)	189,644	(189,589)
Accumulated other comprehensive loss	(15,364)	(15,364)	(14,304)	(1,060)	30,728	(15,364)
Stock purchase warrants	86	—	—	—	—	86
Stock subscription receivable	(1,668)	—	—	—	—	(1,668)

Total stockholders’ equity (deficit)	(188,747)	(102,890)	151,289	13,777	(62,176)	(188,747)

Total liabilities and stockholders’ equity (deficit)	$(102,890)	$265,066	$367,580	$9,812	$(162,176)	$377,392

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2002

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues:
Transportation	$—	$—	$329,936	$5,454	$—	$335,390
Fuel surcharge	—	—	3,112	269	—	3,381
Other service revenues	—	—	50,946	630	—	51,576

Total operating revenues	—	—	383,994	6,353	—	390,347
Operating expenses:
Purchased transportation	—	—	226,823	943	—	227,766
Compensation	—	—	51,452	1,859	—	53,311
Depreciation and amortization	—	—	22,166	1,116	—	23,282
Insurance claims	—	—	9,961	178	—	10,139
Other operating expenses	—	—	49,387	1,964	—	51,351

Operating income	—	—	24,205	293	—	24,498
Interest expense	407	37,048	—	140	—	37,595
Other expense (income)	—	(99)	83	—	—	(16)
Equity in loss of subsidiaries	39,275	11,991	—	—	(51,266)	—

Income (loss) before taxes	(39,682)	(48,940)	24,122	153	51,266	(13,081)
Income taxes	—	(9,665)	9,890	190	—	415

Income (loss) from continuing operations	(39,682)	(39,275)	14,232	(37)	51,266	(13,496)
Loss from operations and disposal of discontinued division (net of tax)	—	—	—	(2,201)	—	(2,201)

Income (loss) before cumulative effect of a change in accounting principle	(39,682)	(39,275)	14,232	(2,238)	51,266	(15,697)
Cumulative effect of change in accounting principle (net of tax)	—	—	(23,985)	—	—	(23,985)

Net loss	$(39,682)	$(39,275)	$(9,753)	$(2,238)	$51,266	$(39,682)

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenues:
Transportation	$—	$—	$354,869	$5,674	$—	$360,543
Fuel surcharge	—	—	11,800	327	—	12,127
Other service revenues	—	—	52,781	800	—	53,581

Total operating revenues	—	—	419,450	6,801	—	426,251
Operating expenses:
Purchased transportation	—	—	266,687	948	—	267,635
Compensation	—	—	43,457	2,017	—	45,474
Depreciation and amortization	—	—	21,504	1,240	—	22,744
Insurance claims	—	—	11,227	181	—	11,408
Other operating expenses	—	—	46,434	2,371	—	48,805

Operating income	—	—	30,141	44	—	30,185
Interest expense	3,259	19,295	—	168	—	22,722
Foreign currency transaction loss	—	—	937	—	—	937
Other income	—	(121)	(79)	—	—	(200)
Equity in earnings of subsidiaries	(9,625)	(17,085)	—	—	26,710	—

Income (loss) before taxes	6,366	(2,089)	29,283	(124)	(26,710)	6,726
Income taxes	—	(11,714)	12,006	68	—	360

Net income (loss)	$6,366	$9,625	$17,277	$(192)	$(26,710)	$6,366

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

NINE MONTHS ENDED SEPTEMBER 30, 2002

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(39,682)	$(39,275)	$(9,753)	$(2,238)	$51,266	$(39,682)
Adjustments for non-cash charges	39,645	39,275	6,604	2,504	(39,260)	48,768
Changes in assets and liabilities	37	—	20,334	(5,408)	(12,006)	2,957

Net cash provided by (used in) operating activities	—	—	17,185	(5,142)	—	12,043

Cash flows from investing activities:
Capital expenditures	—	—	(8,858)	(744)	—	(9,602)
Proceeds from asset dispositions	—	—	1,738	5,826	—	7,564

Net cash used in investing activities	—	—	(7,120)	5,082	—	(2,038)

Cash flows from financing activities:
Net payments on the revolver	—	(4,500)	—	—	—	(4,500)
Payment of debt obligations	—	(12,008)	—	—	—	(12,008)
Proceeds from issuance of stock	—	10,000	—	—	—	10,000
Financing fees	—	—	(4,690)	—	—	(4,690)
Other	—	—	(788)	—	—	(788)
Net change in intercompany balances	—	6,508	(6,508)	—	—	—

Net cash provided by (used in) financing activities	—	—	(11,986)	—	—	(11,986)

Net decrease in cash	—	—	(1,921)	(60)	—	(1,981)
Effect of exchange rate changes on cash	—	—	(90)	—	—	(90)
Cash, beginning of period	—	—	2,045	167	—	2,212

Cash, end of period	$—	$—	$34	$107	$—	$141

QUALITY DISTRIBUTION, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited—In thousands)

	QDI	QD LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$6,366	$9,625	$17,277	$(192)	$(26,710)	$6,366
Adjustments for non-cash charges	(6,460)	(17,085)	41,735	1,647	9,836	29,673
Changes in assets and liabilities	94	—	(18,338)	(8,487)	16,874	(9,857)

Net cash provided by (used in) operating activities	—	(7,460)	40,674	(7,032)	—	26,182

Cash flows from investing activities:
Capital expenditures	—	—	(5,567)	(668)	—	(6,235)
Proceeds from asset dispositions	—	—	1,459	369	—	1,828

Net cash used in investing activities	—	—	(4,108)	(299)	—	(4,407)

Cash flows from financing activities:
Net payments on the revolver	—	(10,230)	—	—	—	(10,230)
Payment of debt obligations	—	(1,646)	—	(3,730)	—	(5,376)
Financing fees	—	—	(4,059)	—	—	(4,059)
Other	—	8	(115)	—	—	(107)
Net change in intercompany balances	—	19,328	(30,821)	11,493	—	—

Net cash provided by (used in) financing activities	—	7,460	(34,995)	7,763	—	(19,772)

Net increase in cash	—	—	1,571	432	—	2,003
Effect of exchange rate changes on cash	—	—	(437)	20	—	(417)
Cash, beginning of period	—	—	284	377	—	661

Cash, end of period	$—	$—	$1,418	$829	$—	$2,247